CONFORMED COPY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

p.E. 1-10-03

JAN 10 2003

For January 10, 2003

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant's name into English)

03000951

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

PROCESSED
JAN 13 2003
THOMSON FINANCIAL

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes X No ____

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

Quality of Daily Life

Our responsibility to you

2001/2002

Sodexho
ALLIANCE

2001/2002 Reference Document

This document contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe", "expect," "anticipate", "estimated", "project", "plan" "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management 's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

Investor Information

Financial Summary 2001/2002

Consolidated Financial Highlights

- Consolidated revenues rose 5.6% during the fiscal year to 12,612 million euros.
- Consolidated earnings before interest, tax and amortization (EBITA) amounted to 528 million euros, compared with 586 million euros in the prior fiscal year.
- Group net income rose 32.7% to 183 million euros from 138 million euros in fiscal 2000/2001.
- Earnings per share increased by 15.5%.

Five-Year Consolidated Financial Summary (in millions of euros)

	2001/2002	2000/2001	1999/2000	1998/1999	1997/1998
Revenues	12,612	11,943	10,505	9,032	6,262
Percentage change					
at current exchange rates	5.6%	13.7%	16.3%	44.2%	39.2%
at constant exchange rates	8.1%	8.6%	10.7%	42.9%	41.2%
Percentage of revenues generated outside France	86.7%	88.7%	88.5%	88%	84%
Net income before minority interests	196	205	154	188	88
- Group net income	183	138	85	132	84
- Minority interests	13	67	69	56	4
Cash provided by operating activities	391	410	375	302	199
Dividends distributed	97	89	75	60	45
Number of employees at August 31	315,141	313,469	285,986	269,973	247,474
Number of sites	24,681	24,325	22,172	21,103	18,741
Average number of shares outstanding (1)	158,814,504	138,180,536	134,262,484	133,873,969	129,643,434
Earnings per share (in euros) (2)	1.15	1.00	0.63	0.98	0.65
Dividend before tax credit per share (in euros) (2)	0.61	0.56	0.56	0.45	0.34
Share price at August 31 (in euros) (2)	29.90	53.00	44.10	38.88	40.02

(1) Based on the average number of shares outstanding per month. Figures for 1997/1998, 1998/1999 and 1999/2000 have been restated for the March 7, 2001 four-for-one stock split.

(2) Restated for note (1).

Consolidated income statement

	Fiscal 2001-2002	Fiscal 2001-2002	Fiscal 2000-2001	Fiscal 1999-2000
	(in USD millions)	(in millions of euros)		
Revenues	**11,488**	**12,612**	**11,943**	**10,505**
Other income	49	54	113	78
Purchases	(4,153)	(4,559)	(4,416)	(3,947)
Employee costs	(5,345)	(5,868)	(5,437)	(4,728)
Other external charges	(1,333)	(1,464)	(1,430)	(1,195)
Taxes, other than income taxes	(68)	(74)	(75)	(66)
Depreciation and increase in provisions	(157)	(173)	(112)	(108)
Earnings before interest, exceptional items, income taxes, income from equity method investees, goodwill amortization and minority interests (EBITA)	**481**	**528**	**586**	**539**
Financial expense, net	(151)	(166)	(122)	(118)
Income before exceptional items, income taxes, income from equity method investees, goodwill amortization and minority interests	**330**	**362**	**464**	**421**
Exceptional income (expense), net	21	23	(51)	(78)
Income taxes	(114)	(126)	(162)	(159)
Net income before income from equity method investees, goodwill amortization and minority interests	**237**	**259**	**251**	**184**
Net income (loss) from equity method investees	3	4	(2)	1
Goodwill amortization	(61)	(67)	(44)	(31)
Net income before minority interests	**179**	**196**	**205**	**154**
Minority interests	12	13	67	69
GROUP NET INCOME	**167**	**183**	**138**	**85**
Earnings per share (in euros)	**1.05**	**1.15**	**1.00**	**0.63**
Diluted earnings per share (in euros)	**1.03**	**1.13**	**0.99**	**0.63**

Revenues increased by 5.6%, of which 1.9% through organic growth.

Despite a 10% decline in EBITA, primarily due to lower profitability in our UK operations, Group net income rose by 33% during the fiscal year.

Euro have been translated into US dollars at the rate of EUR 1 = USD 0.9109, which is the average rate for fiscal 2001/2002.

Consolidated balance sheet

	Aug. 31, 2002 (in USD millions)	Aug. 31, 2002	Aug. 31, 2001	Aug. 31, 2000
		(in millions of euros)		
Fixed and intangible assets, net				
Goodwill	1,589	1,616	1,710	789
Intangible assets	2,891	2,940	3,021	2,738
Property, plant and equipment	364	371	371	367
Financial investments	66	67	68	74
Equity method investees	11	11	6	22
Total fixed and intangible assets, net	**4,921**	**5,005**	**5,176**	**3,990**
Current and other assets				
Inventories	167	170	193	180
Accounts receivable, net	1,432	1,456	1,518	1,403
Prepaid expenses, other receivables and other assets	597	606	567	496
Marketable securities	544	553	357	266
Restricted cash	162	165	152	134
Cash	579	589	704	496
Total current and other assets	**3,481**	**3,539**	**3,491**	**2,975**
Total assets	**8,402**	**8,544**	**8,667**	**6,965**

	Aug. 31, 2002 (in USD millions)	Aug. 31, 2002	Aug. 31, 2001	Aug. 31, 2000
		(in millions of euros)		
Group shareholders' equity				
Common stock	625	636	630	537
Additional paid in capital	1,172	1,191	1,141	216
Consolidated reserves	561	571	634	658
Total Group shareholders' equity	**2,358**	**2,398**	**2,405**	**1,411**
Minority interests	**72**	73	131	525
Provisions for contingencies and losses	**97**	99	93	115
Liabilities				
Borrowings	2,648	2,693	2,781	2,009
Accounts payable	1,230	1,251	1,268	1,026
Vouchers payable	720	732	729	644
Other liabilities	1,277	1,298	1,260	1,235
Total liabilities	**5,875**	5,974	6,038	4,914
Total liabilities	**8,402**	8,544	8,667	6,965

Fixed assets were almost entirely covered by permanent capital. Net borrowings amounted to 56% of shareholders' equity.

Euro have been translated into US dollars at the rate of EUR 1 = USD 0.9833, which is the closing rate as of August 31,2002.

Cash flow statement

	Fiscal 2001/2002 (in USD millions)	Fiscal 2001/2002	Fiscal 2000/2001 (in millions of euros)	Fiscal 1999/2000
Cash provided by operating activities	**356**	**391**	**410**	**375**
Change in working capital from operating activities	207	228	144	154
Net cash flow from operating activities	**563**	**619**	**554**	**529**
Tangible fixed assets, net of disposals	(271)	(297)	(238)	(184)
Fixed asset disposals	30	33	31	40
Financial investments, net of disposals	(43)	(48)	(1,739)	(70)
Changes in other financial assets and working capital from investing activities	(2)	(3)	(13)	6
Net cash used in investing activities	**(286)**	**(315)**	**(1,959)**	**(208)**
Dividends paid	(93)	(102)	(83)	(68)
Increase in shareholders' equity	54	59	1,020	78
Proceeds from borrowings	1,020	1,120	1,977	59
Repayment of borrowings	(1,044)	(1,146)	(1,142)	(313)
Change in working capital from financing activities	(1)	(1)	(9)	19
Net cash provided by (used in) financing activities	**(64)**	**(70)**	**1,763**	**(225)**
INCREASE IN NET CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	**213**	**234**	**358**	**95**

Investor Information

Jean-Jacques Vironda
Investor Relations

Listening to shareholders and the financial community

To respond more effectively to the expectations of individual and institutional shareholders, Sodexho Alliance sets out to continuously improve its investor relations programs by developing new information channels and organizing regular meetings with shareholders.

Principles guiding our investor relations policy

Sodexho Alliance is committed to transparency in its investor relations and to full compliance with the regulatory requirements of the two markets where its shares are traded, Euronext Paris and the New York Stock Exchange. To enable everyone involved in our investor relations process to abide by the principles that ensure fair and equitable treatment for all shareholders, the following Code of Good Conduct has been introduced.

- Group spokespersons

  Only members of the Executive Committee are authorized to release financial information. In addition, the Chairman and Chief Executive Officer has appointed the Investor Relations Officer to act as Group spokesperson, with carefully defined responsibilities.

- Preparing financial information

  Financial information is prepared for release to the investing public by a Disclosure Committee.
  All participants in the preparation of financial information have signed confidentiality agreements.

- Publishing financial information

  Any information that may have an impact on the share price is released before the market opens in Paris.
  Financial information is approved by the Chairman and Chief Executive Officer, the Chief Financial Officer or the Board of Directors, depending on its nature. A news release is then sent simultaneously to all members of the financial community. The market authorities are also kept informed simultaneously. Financial information is available on our website www.sodexho.com.
  Sodexho Alliance does not release any financial information during the month before the publication of its interim and full-year financial statements.

Regular, transparent information

A primary source of investor information is the Sodexho Alliance website, which enables shareholders not only to track the share price, but also to participate in Annual Meetings and financial analyst meetings with the possibility of asking questions online.
Shareholders also receive a wide variety of printed documents, including the Annual Report, the abridged Annual Report, presentations to analysts, news releases, press kits, and the special shareholders' insert in Best Of, the Group's international magazine.

Investor information is available:

On the Sodexho Alliance website
www.sodexho.com

*

Via a voice server, if you are calling from France
08 91 67 19 66
(in French only, charged to your phone bill at 22.5 euro cents a minute)

*

By phone, fax or email
Jean-Jacques Vironda, Investor Relations
Phone: +33 (0) 1 30 85 72 03
Fax: +33 (0) 1 30 85 50 05
e.mail : jeanjacques.vironda@sodexhoalliance.com

*

By mail
Sodexho Alliance Investor Relations
B.P. 100, 78883 Saint-Quentin-en-Yvelines Cedex

AWARD-WINNING INVESTOR RELATIONS MEDIA

Our 2000/2001 Annual Report won the prestigious "Top Com d'Or" (Gold Award) in recognition of its transparent and informative presentation. Then, at the 2002 ip-label/Net Business Forum, our corporate website, sodexho.com, carried off top prize for its accessibility and homepage response time. The award was presented at a ceremony attended by the e-business managers of the 40 French companies in the Euronext Paris market's benchmark CAC 40 index.

Periodic meetings and continuous contact

To create and nurture meaningful dialogue, Sodexho Alliance leverages a variety of opportunities to meet with shareholders and other members of the financial community. Major events are organized for the Annual Meeting, the presentation of interim earnings, and the presentation of full-year earnings. In addition, investors are regularly invited to attend meetings in various European countries and in the United States, during which they can discuss issues with company management. Other meetings on more specific topics are prepared for financial analysts, to help enhance their understanding of our business and operations. Sodexho Alliance also takes part in industry presentations organized by stockbrokers.

Investor calendar

Presentation of first-quarter revenues:	January 8, 2003
Annual Meeting of Sodexho Alliance Shareholders	February 4, 2003
Presentation of interim revenues:	April 9, 2003
Presentation of interim earnings:	May 7, 2003
Presentation of nine-month revenues:	July 9, 2003
Presentation of full-year revenues:	October 8, 2003
Presentation of full-year earnings:	November 2003
Annual Meeting of Sodexho Alliance Shareholders:	February 2004

This calendar is regularly updated on our website:
www.sodexho.com

Advantages of being a registered shareholder

Shareholders who register their shares are exempt from paying custody fees, are automatically invited to the Annual Meeting, and are kept regularly and directly informed about developments affecting our Group. Their accounts are managed by Société Générale, the bank that also acts as transfer agent for all Sodexho Alliance shares.

SHAREHOLDER CONTACTS

Société Générale Nantes : (33) (0) 2 51 85 52 47
Sodexho Alliance : (33) (0) 1 30 85 72 03

The Sodexho Alliance Share

The Sodexho Alliance share is traded on the Euronext Paris First Market (Euroclear code 12122), where it has been part of the benchmark CAC 40 index since May 22, 1998. The share has also been traded on the New York Stock Exchange (SDX) since April 3, 2002.

The share was first listed in Paris on March 2, 1983 at an adjusted price of 1.55 euros. Since then, its value has been multiplied by 19, with the share closing at 29.9 euros on August 31, 2002. This was 2.1 times better than the CAC 40 index, which increased 9 times during the same period.

Excluding dividends, the share has gained an average of 17% a year.

During fiscal 2001/2002, the share decreased by 44% compared with a 27% decline in the CAC 40 index. There were three main reasons for this underperformance:

- A highly unstable stock market environment.
- Investor doubts about margin trends in our industry.
- The perception that organic growth in revenues was too slow, despite the solid increase in net income.

Adjusted price of the Sodexho Alliance share

Sept. 1, 2001 – Aug. 31, 2002 (in euros)



60,00
53,05
50,00
40,00
30,00
20,00
38,57
29,90
SODEXHO
CAC 40
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
March
Apr.
May
June
July
Aug.

Source: Sodexho

Adjusted price of the Sodexho Alliance share

Since the initial public offering to Aug. 31, 2002 (in euros)



70,00
60,00
50,00
40,00
30,00
20,00
10,00
1,55
0,00
SODEXHO ALLIANCE
CAC 40
29,90
14,01
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Source: Sodexho

Price on Sept. 1, 2001		53.00 euros
	Low for the year	25.10 euros
	High for the year	55.75 euros
Price on Aug. 31, 2002		29.90 euros

Average daily trading volume

Volume	673,330 shares
Volumes traded on the New York Stock Exchange since the April 3, 2002 listing were not significant, with an average of fewer than 2,000 shares traded a day.	
Value	28,313,598 euros

Dividend per share performance (in euro)

Aug. 31, 1998 – Aug. 31, 2002

	Aug. 31, 2002	Aug. 31, 2001	(1)Aug. 31, 2000	(1)Aug. 31, 1999	(1)Aug. 31, 1998
Total payout	97,003,064	89,009,481	75,236,065	59,622,341	44,896,280
Number of shares in issue carrying dividend rights	159,021,416	158,945,502	134,350,116	133,982,788	133,863,768
Dividend before tax credit per share	0.61	0.56	0.56	0.445	0.335

(1) The number of shares in issue and the dividend have been restated for the March 7, 2001 four-for-one stock split.

Earnings per share [(1)]
Dividend before tax credit per share [(2)]

In euro	2001/2002	2000/2001	1999/2000[(3)]	1998/1999[(3)]	1997/1998[(3)]
Earnings per share	1.15	1.00	0.63	0.99	0.63
Dividend before tax credit per share	0.61	0.56	0.56	0.445	0.335

(1) Based on the average number of shares outstanding per month.
(2) Based on the number of shares in issue at August 31 of each year.
(3) All figures have been restated for the March 7, 2001 four-for-one stock split.

Dividend and yield for fiscal 2001/2002

Dividend before tax credit	0.61 euros
Tax credit	0.305 euros
Dividend including tax credit	0.915 euros
Yield including tax credit based on the August 31, 2002 share price	3.1%

Dividends not claimed within five years of the date they were payable to shareholders are forfeited and remitted by the Company to the Caisse des Dépôts et Consignations.

The 1996 equity warrant

The 1996 warrant has been traded on the Euronext Paris Cash Market since June 11, 1996. Until November 6, 1997, each warrant entitled the bearer to purchase one new Sodexho Alliance share at a price of FRF 2,700 (411.61 euros). Following the adjustment resulting from the capital increase that month, each warrant gave the right to purchase 1.02 Sodexho Alliance shares at a price of FRF 2,700 (411.61 euros). As a result of the four-for-one stock split on March 7, 2001 and the capital increase on July 4, 2001, each warrant now gives the right to purchase 16.66 new Sodexho Alliance shares at a price of 411.61 euros until June 7, 2004.

- Number of warrants issued: 400 000
- Warrants outstanding as of August 31, 2002: 374 782
- Warrants outstanding as of November 6, 2002: 374 773

1996 warrant price

Sept. 1, 2001 – Aug. 31, 2002 (in euros)



600,00
500,00
495,00
400,00
300,00
200,00
100,00
0,00
145,80
03/09/2001
03/10/2001
03/11/2001
03/12/2001
03/01/2002
03/02/2002
03/03/2002
03/04/2002
03/05/2002
03/06/2002
03/07/2002
03/08/2002

Source: Sodexho

1996 warrant price, Sept. 1, 2001 – Aug. 31, 2002 (in euros)

Price on Sept. 1, 2001	**495**
Low for the year	**106**
High for the year	**510**
Price on August 31, 2002	**146**

Average daily trading volume

Volume	454
Value	86,398 euros

Capital

Change in issued capital

As of August 31, 2002 and November 30, 2002

	Type of transaction	Shares created	Increase in issued capital (in euro)
Capital at August 31, 2001 EUR 630,238,616*	Exercise of equity warrants (3,226)	53,745	214,980
	Exercise of stock options	22,169	88,676
	Issue of new shares for cash	1,385,848	5,543,392
Capital at August 31, 2002 EUR 636,085,664**			
	Exercise of stock options (9)	149	596
Capital at November 30, 2002 EUR 636,086,260***			

* Represented by 157,559,654 shares with a par value of 4 euros each.

** Represented by 159,021,416 shares with a par value of 4 euros each.

*** Represented by 159,021,565 shares with a par value of 4 euros each.

Financial independance

Sodexho remains an independent company, with 81,260 shareholders as of August 31, 2002. Of these, more than 34,600 were employees participating in the Employee Stock Ownership Plan.

Major shareholders include:

- Bellon SA 38.69%
- Employees 1.63%
- Treasury stock 1.70%
- French investors.................................34.80%
  - *- Individuals... 8.90%*
  - *- institutions...25.90%*
- Non-French shareholders 23.18%

To the Company's knowledge, no shareholder other than Bellon SA owns more than 5% of outstanding shares or voting rights.

Shareholder structure
At August 31, 2002


Pierre Bellon
and his children
Bernard Bellon
and his children
Other
12.8%
54.9%
13.8%
Bellon SA
family holding
company
Employees
Public
1.63%
38.69%
59.68
4.1%
14.4%
Sodexho
Alliance SA
100%
Sofinsod
56.9%
100%
Société
Financière
de la Porte Verte
43.1%
Etinbis

Corporate Governance

The Board of Directors

The Board of Directors comprises twelve members, including one Canadian and one British Director. At the present time, the term "independent director" does not have a legal definition in French law. The Bouton report states the following « for the sake of simplicity, the definition of independent director is set forth as follows: « a director is independent when he or she has no relationship of any nature with the Company, the Group or its management, which could compromise the exercise of his or her free judgment.» » In the spirit of this definition, the Board of Directors considers that all of Sodexho Alliance's directors are independent. Our Board of Directors is a cohesive authority which collectively represents all of our shareholders and requires each Director to act in all circumstances in the interests of all of our shareholders and in the interests of the business.

Nonetheless, in order to conform to other definitions and with the advice of the Selection Committee, the Board of Directors suggests that the following directors should be considered independent directors: Mr. Edouard de Royere, Mr. Francois Perigot, and Mr. Mark Tompkins.

In addition to their expertise, experience and understanding of strategic challenges in markets where the Group operates, Directors are chosen for their ability to take the interests of all shareholders into account, as well as for their thus demonstrating an in-depth knowledge of our businesses.

To support its decision-making process, the Board has created three specialized committees:

- The Selection Committee for Board members and corporate officers, comprising François Périgot (Committee Chairman), Pierre Bellon, Edouard de Royère and Rémi Baudin, examines the Chairman proposals, prepares recommendations to present to the Board, and keeps an up-to-date, confidential list of potential replacements in case a position becomes vacant.
- The Compensation Committee, comprising Rémi Baudin (Committee Chairman), Pierre Bellon, Edouard de Royère and François Périgot, proposes compensation packages for corporate officers and senior executives, and recommends executive compensation and incentive policies.
- The Audit Committee, comprising Edouard de Royère (Committee Chairman), Rémi Baudin (Vice Chairman), Paul Jeanbart and Sophie Clamens, ensures that the Group's financial, legal and accounting policies and procedures are properly applied and recommends any changes it considers necessary. It operates independently of Sodexho Alliance management but may request that management provide relevant information.

In 2001/2002, the Board of Directors, acting through the Audit Committee, requested the Chairman and Chief Executive Officer to assess and strengthen the Company's internal control process. In response, the following major projects were launched:

Review of risks

The Group's Chief Financial Officer presented the Audit Committee with an overview of the Company's risks and recommended an action plan to improve risk management. Given Sodexho's business, the main action to date involves reviewing and updating as needed the delegations of authority and procedures concerning client contracts.

Assessment of exchange rate and interest rate risk

Because of the Group's extensive global presence and high amount of debt, Senior Management assessed the risks related to exchange rates and interest rates in its businesses. The findings were presented to the Audit Committee at the end of the fiscal year.

Strengthening internal audit

Sodexho currently has approximately 30 auditors who carry out a variety of missions. To guarantee their independence within the organization, in mid-year Group internal audit began reporting to the Chairman and Chief Executive Officer. This ensures that their objectives, assignments and priorities are defined at the highest level. A search is underway to find an executive to head the internal audit department.

Relations with outside auditors

During the year, Group Management, at the request of the Audit Committee, defined the missions of outside auditors and agreed on the number of hours needed to complete them.

Members of the Board of Directors at August 31, 2002

		First elected	Term expires
Pierre Bellon	Chairman	Nov. 14, 1974	2004
Rémi Baudin	Vice Chairman	Feb. 25, 1983	2004
Astrid Bellon	Member of the Executive Board, Bellon SA	July 26, 1989	2004
Bernard Bellon	Chief Executive Officer, Finadvance	Feb. 26, 1975	2003
François-Xavier Bellon	Member of the Executive Board, Bellon SA	July 26, 1989	2004
Sophie Clamens	Chairman of the Executive Board of Bellon SA	July 26, 1989	2004
Patrice Douce	Director Sodexho Alliance SA	Feb. 23, 1988	2003
Paul Jeanbart	Chief Executive Officer, Rolaco	Feb. 13, 1996	2005
François Périgot *	Chairman of Medef International	Feb. 13, 1996	2005
Edouard de Royère *	Honorary Chairman, L'Air Liquide	Feb. 13, 1996	2005
Nathalie Szabo	Member of the Executive Board, Bellon SA	July 26, 1989	2004
Mark Tompkins *	Corporate Director	Feb. 5, 2002	2005

* Independent director

Together, Board members directly own less than an aggregate 0.5% of the Company's issued capital.

Operating Procedures of the Board of Directors

The Board of Directors is governed both by the Company's by-laws and by a number of guidelines and procedures that establish its mission, set the number of Board members, define the Director's Charter, and determine the number of Board meetings and the allocation of Directors' fees.

Mission of the Board of Directors

The Board of Directors periodically reviews operations, ongoing business and significant transactions, approves the corporate strategy and long-term plan recommended by Group Management, closes the Company's interim and annual accounts, prepares shareholders' meetings, designates corporate officers, and monitors the quality of information provided to shareholders and financial markets.

Senior executives regularly inform the Board of the resources used in their respective businesses and action plans introduced to meet objectives. Financial statements are reviewed during in-depth meetings attended by the entire Board, with the participation, when necessary, of the Company's operations and finance managers, internal auditors and the statutory auditors. Lastly, the Board is regularly informed of questions, comments and criticism expressed by shareholders, whether in meetings organized by the Company or via letter, e-mail or phone.

The Board met six times during fiscal year 2001/2002, in line with Company guidelines and procedures calling for a minimum of four or five meetings a year.

The Director's Charter

- In addition to requirements stated in the by-laws, all Directors must personally own at least 400 Sodexho Alliance shares.
- All unreleased information that Directors receive in the course of their duties is considered confidential. In addition, Directors are forbidden from trading in Sodexho Alliance securities during the three months immediately preceding the Board meeting scheduled to close the accounts for the year.
- Except in case of force majeure, all Directors must attend the Annual Meeting of Sodexho Alliance Shareholders.

Allocation of Directors' Fees

Directors' fees, whose amount is determined at the Annual Meeting of Shareholders, are allocated according to the following criteria:

- 67% for regular attendance at Board meetings.
- 6% for the additional portion allocated to the Chairman.
- 27% for participation in specialized committees.

For fiscal year 2001/2002, an aggregate 109,800 euros in Directors' fees was allocated to members of the Board, out of a total 130,000 euros approved by shareholders.

Information about Members of the Board of Directors

- **Pierre Bellon**

Born January 24, 1930
Married, four children
Graduate of Ecole des Hautes Etudes Commerciales

Background

Mr. Bellon joined Société d'Exploitations Hôtelières, Aériennes, Maritimes et Terrestres in 1958 as Assistant Manager. He later served as Managing Director and then Chairman and Chief Executive Officer.

- In 1966, he founded Sodexho SA, which became Sodexho Alliance SA in 1997. Mr. Bellon is currently

Chairman and Chief Executive Officer.

- Since 1988, he has served as Chairman and Chief Executive Officer of Bellon SA, the family holding company that controls Sodexho, and also served as Chairman of the Executive Board from 1996 to 2002. He became Chairman of the Supervisory Board in February 2002.

- Mr. Bellon was also:

  - National President of the Center for Young Company Managers (formerly the Center for Young Employers) from 1968 to 1970.
  - President of the National Federation of Hotel and Restaurant Chains from 1972 to 1975.
  - Member of the Economic and Social Council from 1969 to 1979.

- He has also been:
  - Vice-President of the MEDEF (formerly CNPF) since 1981.
  - President/Founder of the Management Improvement Association.
  - Member of the Board of the National Association of Joint-Stock Companies.

Other corporate offices held:

Member of the Supervisory Board of L'Air Liquide and Pinault-Printemps-Redoute.

Director of a number of companies within the Sodexho Group.

Number of Sodexho Alliance shares held: 12,900.

With his children, Mr. Bellon holds 54.9% of shares in Bellon SA, which owns a 38.69% interest in Sodexho Alliance.

- **Rémi Baudin**

  Born October 19, 1930
  Married, four children
  Graduate of Ecole des Hautes Etudes Commerciales

  Background

  Before helping Pierre Bellon to create Sodexho, Mr. Baudin took part in a number of foreign projects for management consultancy SEMA, from 1957 to 1965.

  - He reorganized and managed the ship refueling business (1965-1969), then created a joint venture with Sonatrach in remote site management and headed the two companies' joint subsidiary in Algeria (1969-1970). He successively managed the Food Services France division and started up operations in Belgium (1971-1976); the France and Africa division, overseeing start-ups in Cameroon, Nigeria, Ivory Coast, Angola, Benin, Equatorial Guinea, Algeria and Libya (1977-1982); and the Food Services France and Europe division (1982-1992).
  - Mr. Baudin is also Founding Chairman of FERCO, the European food services confederation.
  - He was Chairman of the Supervisory Board of Bellon SA (Sodexho Alliance's main shareholder) from 1996 to 2002 and currently serves as Vice Chairman.
  - Mr. Baudin is Vice Chairman of the Sodexho Alliance Board of Directors.

  Number of Sodexho Alliance shares held: 4,016

- **Astrid Bellon**

  Born April 16, 1969
  Graduate of ESLSCA
  Earned a Master of Arts in film studies in New York.

  Background

  Ms. Bellon has worked in the television and movie industry since 1999. She is a shareholder of Les Films d'à Côté, a company she created in 2000.

  - Member of the Executive Board of Bellon SA (Sodexho Alliance's main shareholder)

  Number of Sodexho Alliance shares held: 37,683

- **Bernard Bellon**

Born August 11, 1935
Married, three children
Degree in French Literature from IAE Aix - Marseille

<u>Background</u>

Mr. Bellon was Director of Compagnie Hôtelière du Midi (a member of the Compagnie de Navigation Mixte Group) from 1962 to 1970 and then held various managerial positions in banking at CIC-Banque de Union Européenne Group from 1970 to 1988. In 1988, he founded Finadvance SA, a venture capital company, and has served as its Chairman since then.

- Member of the Supervisory Board of Bellon SA (Sodexho Alliance's main shareholder)

<u>Member of the Board of</u>:

Perfin SA
CIC France
Allios Industrie

Number of Sodexho Alliance shares held: 350,000

- **François-Xavier Bellon**

Born September 10, 1965
Married, three children
Graduate of the European Business School

<u>Background</u>

Mr. Bellon began his career in the temporary employment industry as an agency manager for Adia France (1990-1991), then for Ecco in Barcelona, Spain, where he was promoted to Sales and Marketing Director and Regional Director for Catalonia (1993-1995).

- He has been Managing Director, Sodexho in Mexico since 1999.

- Member of the Executive Board of Bellon SA (Sodexho Alliance's main shareholder)

Number of Sodexho Alliance shares held: 38,566

- **Sophie Clamens**

Born August 19, 1961
Married, four children
Graduate of Ecole des Hautes Etudes Commerciales du Nord

Background

From 1985 to 1987, Ms. Clamens was employed by Crédit Lyonnais in New York as a mergers and acquisitions advisor for the bank's French clientele. She later worked as a sales agent for a number of leading European fashion houses, including Chanel, Valentino, Ungaro and Armani, from 1987 to 1992.

Ms. Clamens works for Bellon SA as a special projects advisor for Sodexho Alliance.

- Chairman of the Executive Board of Bellon SA (Sodexho Alliance's main shareholder) since 2002.
- Member of the Sodexho Alliance Audit Committee.

Number of Sodexho Alliance shares held: 7,964

- **Patrice Douce**

Born March 2, 1942
Married, two children
Graduate of Ecole des Hautes Etudes Commerciales

Background

After serving as an advisor to the Algerian Finance Ministry, Mr. Douce joined Sodexho in 1972 to create and manage the Remote Site Management business. He later headed Sodexho operations in Latin America and the United States.

- He was Group Chief Operating Officer from 1990 to 2001.

Number of Sodexho Alliance shares held: 142,096

- **Paul Jeanbart**

Born August 23, 1939
Married, three children
Civil engineer

Background

Co-founder, partner and Chief Executive Officer of the Rolaco Group since 1967

Other corporate offices held:
- Chairman of Oryx Finance Limited, Grand Cayman.
- Chairman of the Board of Directors of Hôtels Intercontinental Genève.
- Managing Director of Rolaco Holding SA.
- Member of the Boards of Directors of Semiramis Hotel Co., Delta International Bank, XL Capital Limited, and Nasco Insurance Group.
- Member of the Supervisory Board of Club Méditerranée SA.

Number of Sodexho Alliance shares held: 400

- **François Périgot**

Born May 12, 1926
Married
Advanced law degree and graduate of Institut d'Etudes Politiques in Paris

<u>Background</u>

After serving as Chairman and Chief Executive Officer of Thibaud Gibbs et Compagnie from 1968 to 1970, Mr. Périgot successively held the positions of Chairman and Chief Executive Officer Unilever Spain and Chairman and Chief Executive Officer Unilever France (1971-1986). From 1986 to 1998, he was Chairman of Compagnie du Plâtre, and from 1988 to 1998 he served as Vice Chairman, and later Chairman, of UNICE, the European union of employer and industry confederations.

Mr. Périgot has also been:

- President of the Enterprise Institute (1983-1986).
- President of the National Council of French Employers (1986-1994).
- Member of the Executive Committee of the International Chamber of Commerce (1987-1989).
- Member of the Economic and Social Council (1989-1999).

He is currently serving as:

- President of the Franco-Dutch Chamber of Commerce, since 1996.
- President of MEDEF International, since 1997.
- Chairman of the International Employers' Organization, since June 2001

<u>Member of the Board of</u>:

- Astra Calvé
- Lever
- CDC Participations
- Sabaté-Diosos

Number of Sodexho Alliance shares held: 400

- **Edouard de Royère**

Born June 26, 1932
Married, three children
Graduate of Ecole Supérieure de Commerce in Paris

Background

After working as an authorized representative with power of attorney for Crédit Lyonnais and as Director of Union Immobilière et Financière, Mr. de Royère joined L'Air Liquide in 1966. He successively held the positions of General Secretary to senior management and Investor Relations Manager, and, in 1967, was appointed Company Secretary.

- Member of the Supervisory Board since 2001, he has also been:
- Member of the Board of Directors since 1971.
- Assistant Managing Director of the Company, appointed in 1979.
- Vice Chairman and Assistant Managing Director.
- Vice Chairman, appointed in 1982.
- Chairman and Chief Executive Officer, from 1985 to 1995

He was named Honorary Chairman of L'Air Liquide in 1997.

He is also President of the National Association of Joint-Stock Companies (ANSA).

Member of the Board of:

- Danone
- L'Oréal
- Michelin

Number of Sodexho Alliance shares held: 8,587

- ***Nathalie Szabo***

Born January 26, 1964
Married, three children, legal guardian for two nephews
Graduate of the European Business School

Background

Ms. Szabo served as an account manager for Scott Traiteur from 1989 to 1992. She currently works for Bellon SA as a special projects advisor for Sodexho Prestige.

- Member of the Executive Board of Bellon SA (Sodexho Alliance's main shareholder)

Number of Sodexho Alliance shares held: 1,147

- **H.J. Mark Tompkins**

  Born November 2, 1940
  Married, three children
  Masters degree in Natural Sciences and Economy from the University of Cambridge and an MBA from Institut Européen d'Administration des Affaires (INSEAD)

  Background

  Mr. Tompkins began his career in investment banking in 1964 with Samuel Montagu & Company (now HSBC). From 1965 to 1971, he was a management consultant with Booz Allen & Hamilton working on assignments in the UK, continental Europe and the US. He joined the Slater Walker Securities group in 1972 and was named Chief Executive Officer of Compagnie Financière Haussmann, a publicly traded company in France. From 1975 through 1987, he was active in residential and commercial property investment in the Middle East, Germany, Spain, France and the United States. In 1987 and subsequent years, his focus moved to private equity and capital development in publicly traded entities, notably in the healthcare, biopharmaceutical, wholesale and distribution, tourism and leisure, and manufacturing sectors.

  Other corporate offices held:

  Mr. Tompkins is on the Board of Directors of:

  - Bio Projects International Ltd.
  - Calcitech Ltd.

  Number of Sodexho Alliance shares held: 400

Executive Compensation and Incentive Policies

Compensation for Group executives comprises a base salary, a performance bonus and fringe benefits. The bonus, which represents a substantial proportion of total compensation, varies depending on the degree to which annual objectives are met.

In fiscal year 2001/2002, the Group allocated total compensation of 2,758,902 euros to the six people who were members of the Executive Committee as of August 31, 2002.

Stock Option Policy

Stock options for Group executives are designed to meet two objectives:

- To link the financial interests of executives to those of our shareholders.
- To attract and retain the entrepreneurs we need to expand and strengthen our market leadership.

Until 1999, thirteen plans granted stock options to a limited number of employees. In 2000, the Board decided to broaden the stock option program to a much larger number of executives. As a result, stock options deepen the community of interests shared by executives and shareholders.

Date of Board Meeting	Dec. 11, 1997[2]	Dec. 10, 1998[2]	Feb. 23, 1999[2]	Jan. 25, 2000[2]	Apr. 4, 2000[2]	Jan. 24, 2001[3]	Jan. 11, 2002[3]	Jan. 11, 2002[3]
Description	Options to subscribe new shares	Options to subscribe new shares	Options to subscribe new shares	Options to purchase existing shares	Options to purchase existing shares	Options to purchase existing shares	Options to purchase existing shares (A)	Options to purchase existing shares (B)
Potential total number of shares to be subscribed:	[1]103.066	[1]25.766	[1]16.359	[1]274,709	[1]14,117	[1]356,392	470.740	1.186.542
number of options attributed to Group senior executives (5)	32.718	19,631	0	31 902	0	40,081	77.500	30.000
Exercise period begins	Dec. 11. 2001	Dec. 10. 2002	Feb. 23. 2003	Mar. 1, 2004	Mar. 1. 2004	Mar. 1. 2005	Jan. 11. 2006	Jan. 11. 2006
Options expire	Dec. 10. 2003	Dec. 9, 2003	Feb. 22. 2004	Jan. 24, 2005	Jan. 24, 2005	Jan. 23. 2006	Jan. 10. 2007	Jan. 10. 2008
Subscription or purchase price	[1] EUR 27.11	[1] EUR 38.17	[1]EUR 37.17	[1]EUR 39.86	[1]EUR 39.86	[1]EUR 48.42	EUR 47	EUR 47
Number of options not exercised at Aug. 31, 2002[4]	65.438	25.766	16,359	230,018	7,489	330,754	453,340	1.177.017

(1) *Adjusted for the April 1998 and July 2001 share issues and for the March 2001 four-for-one stock split,* and after conversion of French-franc subscription prices into euros.

(2) Acting on the authorization approved by shareholders in Extraordinary Meeting on Feb. 13, 1996

(3) Acting on the authorization approved by shareholders in Extraordinary Meeting on Feb. 21, 2000.

(4) Excluding departures of grantees.

(5) Options granted to current members of the Executive Committee.

(A) Plan reserved for non-US employees

(B) Plan reserved for US employees

SODEXHO IN THE WORLD

ANGOLA

SODEXHO
LUANDA
Tel. (244-2) 37 10 38 ou 33 30 23
Fax (244-2) 37 09 36

ARGENTINA

SODEXHO
BUENOS AIRES
Tel. (54) 11 43 42 97 63
Fax (54) 11 43 43 59 58

SODEXHO PASS, LUNCHEON TICKETS
BUENOS AIRES
Tel. (54) 11 43 45 60 00 ou 69 90 ext 6401
Fax (54) 11 43 45 42 20

AUSTRALIA

SODEXHO
MELBOURNE
Tel. (61) 3 9880 6300
Fax (61) 3 9880 6333

SODEXHO
SYDNEY
Tel. (612) 9 213 61 00
Fax (612) 9 213 61 11
www.sodexho-au.com

AUSTRIA

SODEXHO MM Catering
VIENNA
Tel. (43) 1 32 86 057
Fax (43) 1 32 86 057-300
e-mail : info@sodexho-catering.at

SODEXHO PASS
VIENNA
Tel. (43) 1 328 60 60-0
Fax (43) 1 328 60 60-200
www.sodexho-pass.at

AZERBAÏDJAN

UNIVERSAL SODEXHO EURASIA
BAKU
Tel. (994 12) 978 922
Fax (994 12) 978 900

BELGIUM

SODEXHO
BRUSSELS
Tel. (32) 2 679 12 11
Fax (32) 2 679 14 56
www.sodexho-be.com

SODEXHO PASS
BRUSSELS
Tel. (32) 2 547 55 11
Fax (32) 2 547 55 01
www.sodexho-be.com

BRAZIL

SODEXHO
SÃO PAULO
Tel. (55) 11 5693 50 00
Fax (55) 11 5686 84 00

SODEXHO PASS
SÃO PAULO
Tél (55) 11 37 04 47 00
Fax (55) 11 30 78 49 53
www.sodexhopass.com.br

UNIVERSAL SODEXHO
SÃO PAULO
Tel. (55) 11 5693 50 00
Fax (55) 11 5686 84 00

CAMEROON

SODEXHO
DOUALA
Tel. (237) 42 82 80
Fax (237) 43 23 23

CANADA

SODEXHO
BURLINGTON - Ontario
Tel. (905) 632 85 92
Fax (905) 632 56 19
www.sodexhoCA.com

CHILE

SODEXHO
SANTIAGO DE CHILE
Tel. (56) 2 8 100 100
Fax (56) 2 8 100 501
www.sodexho.cl

SODEXHO PASS
SANTIAGO DE CHILE
Tel. (56) 2 687 02 00
Fax (56) 2 687 02 05
www.sodexhopass.cl

CHINA (see Hong Kong)

SODEXHO
CANTON
Tel. (86) (0) 20 8363 5888
Fax (86) (0) 20 8363 5799
www.sodexho-cn.com

SODEXHO
BEIJING
Tel. (86) (0) 10 6568 3636
Fax (86) (0) 10 6568 0385
www.sodexho-cn.com

SODEXHO
SHANGHAI
Tel. (86) 21 62 09 60 08
Fax (86) 21 62 09 60 09
www.sodexho-cn.com

SODEXHO PASS
SHANGHAI
Tel. (86) 21 62 09 60 01
Fax (86) 21 62 09 60 02

COLOMBIA

SODEXHO
SANTA FE DE BOGOTÁ
Tel. (57) 1 629 08 05
Fax (57) 1 620 39 29

SODEXHO PASS
SANTA FE DE BOGOTÁ
Tel. (57) 1 312 00 84
Fax (57) 1 312 30 98
www.sodexhopassco.com

CONGO

UNIVERSAL SODEXHO
POINTE NOIRE
Tel. (242) 94 19 70
Fax (242) 94 09 29

COSTA RICA

SODEXHO
SAN JOSE
Tel. (506) 296 47 30
Fax (506) 296 36 87

CZECH REPUBLIC

SODEXHO
PRAGUE
Tel. (420) 2 27 02 74 74
Fax (420) 2 27 23 00 60

SODEXHO PASS
PRAGUE
Tel. (420) 2 33 11 34 35
Fax (420) 2 33 11 34 00
www.sodexhopass.cz

DENMARK

SODEXHO
MIDDELFART
Tel. (45) 63 41 02 22
Fax (45) 63 41 02 33

EQUATORIAL GUINEA

SODEXHO
MALABO
Tel. (240) 948 24
Fax (240) 948 23

FINLAND

SODEXHO
HELSINKI
Tel. (358) 9 683 47 20
Fax (358) 9 540 77 110
www.sodexho.fi

FRANCE

SODEXHO
HEAD OFFICE
SAINT-QUENTIN-EN-YVELINES
Tel. (33) (0)1 30 85 75 00
Fax (33) (0)1 30 43 09 58

SODEXHO
BUSINESS AND INDUSTRY
SAINT-QUENTIN-EN-YVELINES
Tel. (33) (0)1 30 85 75 00
Fax (33) (0)1 30 43 09 58

SODEXHO
HEALTHCARE
SAINT-QUENTIN-EN-YVELINES
Tel. (33) (0)1 30 85 75 00
Fax (33) (0)1 30 43 09 58

SODEXHO
EDUCATION
PLAISIR
Tel. (33) (0)1 30 07 62 00
Fax (33) (0)1 30 07 62 01

SODEXHO
VOUCHERS AND CARDS
PUTEAUX
Tel. (33) (0)1 41 25 26 27
Fax (33) (0)1 41 25 26 98
www.sodexho-ccs.com

ALTYS
NANTERRE
Tel. (33) (0)1 55 69 32 32
Fax (33) (0)1 55 69 32 40
www.altys.fr

SIGES
SAINT-QUENTIN-EN-YVELINES
Tel. (33) (0)1 30 85 73 58
Fax (33) (0)1 30 43 51 38

BATEAUX PARISIENS
PARIS
Tel. (33) (0)1 44 11 33 44
Fax (33) (0)1 45 56 07 88
www.bateauxparisiens.com

SODEXHO PRESTIGE
Boulogne
Tel. (33) (0)1 46 99 25 50
Fax (33) (0)1 46 99 35 48
www.sodexho-prestige.fr

SOGERES
PARIS
Tel. (33) (0)1 46 99 33 33
Fax (33) (0)1 46 05 55 59
Email : contact @sogeres.fr
www.sogeres.fr

UNIVERSAL SODEXHO
HEAD OFFICE
SAINT-QUENTIN-EN-YVELINES
Tel. (33) (0)1 30 85 75 00
Fax (33) (0)1 30 85 54 50
www.universalsodexho.com

GABON

UNIVERSAL SODEXHO
PORT-GENTIL
Tel. (241) 55 22 77
Fax (241) 55 09 97

GHANA (see Ivory Coast)

UNIVERSAL SODEXHO
ABIDJAN
Tel. (225) 22 40 91 40/41/42
Fax (225) 22 40 91 44

GERMANY

SODEXHO
HOCHHEIM
Tel. (49) 61 46 60 20
Fax (49) 61 46 90 49 29
www.sodexho-de.com

SODEXHO PASS
FRANKFURT
Tel./Fax (49) 69 73 996 6001
www.sodexhopass-de.com

GREECE

SODEXHO HELLAS ABEE
ATHENS
Tel. (30) 210 6254 950
Fax (30) 210 6254 954
Email : info@sodexho-gr.com
www.sodexho-gr.com

GUADELOUPE

SODEXHO ANTILLES
BAIE MAHAULT
Tel. (33) (0)5 90 38 24 62
Fax (33) (0)5 90 25 08 87

FRENCH GUIANA

SODEXHO
KOUROU
Tel. (33) (0)5 94 32 72 21
Fax (33) (0)5 94 32 87 57

HONG KONG (see China)

SODEXHO
KOWLOON
Tel. (852) 2 388 86 82
Fax (852) 2 780 12 62
www.sodexho-hk.com

HUNGARY

SODEXHO
BUDAPEST
Tel. (36) 1 206 20 16
Fax (36) 1 206 20 15

SODEXHO PASS
BUDAPEST
Tel. (36) 1 363 66 46
Fax (36) 1 267 14 17
www.sodexho-pass.hu

INDIA

SODEXHO PASS
MUMBAI
Tel. (91) 22 685 59 59
Fax (91) 22 685 59 73
www.sodexhoindia.com

INDONESIA

PT UNIVERSAL OGDEN INDONESIA
JAKARTA
Tel. (62-21) 718 22 30
Fax (62-21) 719 69 81

IRELAND

SODEXHO
DUBLIN
Tel. (353) 1 283 3654
Fax (353) 1 283 3991
R&S
www.sodexho.ie

ITALY

SODEXHO
MILAN
Tel. (39) 02 69 68 41
Fax (39) 02 68 87 169
e-mail : sede@sodexho.it
www.sodexho-it.com

SODEXHO PASS
MILAN
Tel. (39) 02 38 05 71
Fax (39) 02 38 00 30 44
www.sodexhopass-it.com

IVORY COAST

UNIVERSAL SODEXHO
ABIDJAN
Tel. (225) 22 40 91 40/41/42
Fax (225) 22 40 91 44

JAPAN

SODEXHO
TOKYO
Tel. (81 3) 57 74 75 00
Fax (81 3) 57 74 75 55
www.sodexho-j.com

KAZAKHSTAN

UNIVERSAL SODEXHO EURASIA
ALMATY
Tel. (7-3272) 980 250
Fax (7-3272) 980 251

KUWAIT

TARIQ AL GHANIM
AL SHUWAIKH
Tel. (965) 488 00 34
Fax (965) 489 47 45

LEBANON

SODEXHO SERVICES
BEIRUT
Tel. (961-1) 611 186/7
Fax (961-1) 611 188

LUXEMBOURG

SODEXHO
WINDHOF
Tel. (352) 26 109 200
Fax (352) 26 109 209
e-mail : contact@sodexho.lu

SODEXHO PASS
LUXEMBOURG
Tel. (352) 46 16 65-1
Fax (352) 46 16 66
www.sodexho-pass.lu

MALAYSIA

SODEXHO FOOD AND MANAGEMENT SERVICES
PETALING JAYA
Tel. (603) 5638 4476
Fax (603) 5637 7208
www.sodexho-my.com

MEXICO

SODEXHO
MEXICO
Tel. (52 55) 52 08 53 61
Fax (52 55) 52 08 64 69
www.sodexho-mx.com

SODEXHO PASS
MEXICO
Tel. (52 55) 52 62 29 04/05
Fax (52 55) 52 54 50 21
www.sodexhopass-mx.com

MOROCCO

SODEXHO PASS
CASABLANCA
Tel. (212) 22 98 96 31
Fax (212) 22 98 95 75

NEW CALEDONIA

RESTAURATION FRANÇAISE
NOUMEA
Tel. (687) 41 45 80
Fax (687) 41 45 81
e-mail : sodexho@offratel.nc

NIGERIA

UNIVERSAL SODEXHO
PORT HARCOURT
Tel. (234-84) 232 219
Fax (234-84) 238 334

NORWAY

SODEXHO
ETTERSTAD
Tel. (47) 22 08 91 00
Fax (47) 22 08 91 01
www.sodexho-no.com

ABRA
OSLO
Tel. (47) 81 53 30 90
Fax (47) 23 39 69 10

UNIVERSAL SODEXHO
SANDNES
Tel. (47) 51 70 71 72
Fax (47) 51 70 71 73

PERU

UNIVERSAL SODEXHO
LIMA
Tel. (51-1) 441 5111
Fax (51-1) 422 9702

POLAND

SODEXHO
WARSAW
Tel. (48) 22 338 9600
Fax (48) 22 338 9601
Email : info@sodexho.com.pl
www.sodexho.com.pl

SODEXHO PASS
WARSAW
Tel. (48) 22 535 11 11
Fax (48) 22 535 12 19
www.sodexhopass.pl

POLYNESIA

SODEXHO
PAPEETE - Tahiti
Tel. (689) 43 92 73
Fax (689) 41 09 44
e-mail : sodexho@mail.pf

PORTUGAL

SODEXHO
LISBOA
Tel. (351) 21 371 5204
Fax (351) 21 386 0222

QATAR

TEYSEER SERVICES COMPANY
DOHA
Tel. (974) 442 85 05 ou 06
Fax (974) 442 80 70
www.teyseer-services.com

REUNION ISLAND

SODEXHO RÉUNION
SAINTE CLOTILDE
Tel. (33) (0)2 62 73 18 32
Fax (33) (0)2 62 73 18 40

ROMANIA

SODEXHO PASS
BUCAREST
Tel. (40) 21 232 99 52-60
Fax (40) 21 232 88 08 ou (40) 21 233 14 78
www.sodexhopass.ro

RUSSIA

SODEXHO
MOSCOW
Tel. (7 095) 745 50 85
Fax (7 095) 745 50 54
www.sodexho.ru

UNIVERSAL SODEXHO EURASIA
YUZNO SAKHALINSK
Tel. (7-4242) 727 020
Fax : (7-4242) 727 011

SAUDI ARABIA

NCMS
RIYAD
Tel. (966-1) 478 52 80
Fax (966-1) 477 72 51

SINGAPORE

SODEXHO
SINGAPORE
Tel. (65) 6743 89 98
Fax (65) 6745 22 32
www.sodexho-sg.com

UNIVERSAL REMOTE SITE SERVICES
SINGAPORE
Tel. (65) 6463 90 52
Fax (65) 6465 74 89

SLOVAKIA

SODEXHO
BRATISLAVA
Tel. (421) 2 4488 0550-2
Fax (421) 2 4488 0156

SODEXHO PASS
BRATISLAVA
Tel. (421) 2 43 41 30 57
Fax (421) 2 43 41 30 51

SLOVENIA

SODEXHO
LJUBLJANA
Tel. (386) 14 23 30 32
Fax (386) 14 23 16 29

SOUTH AFRICA

SODEXHO
RIVONIA
Tel. (27) 11 803 66 00
Fax (27) 11 803 67 85

SOUTH KOREA

SODEXHO
SEOUL
Tel. (82) 2 594 29 43
Fax (82) 2 594 29 44
www.sodexho-kr.com

SPAIN

SODEXHO
SANTA COLOMA DE CERVELLO
(BARCELONA)
Tel. (34) 93 635 22 00
Fax (34) 93 630 88 85

SODEXHO PASS
MADRID
Tel. (34) 91 445 28 66
Fax (34) 91 594 17 58
www.sodexhopass.es

SULTANATE OF OMAN

SOCAT
MUSCAT
Tel. (968) 60 34 05
Fax (968) 60 43 01

SWEDEN

SODEXHO
STOCKHOLM
Tel. (46) 8 775 58 00
Fax (46) 8 19 00 51
www.sodexho-se.com

ACC
NORRKÖPING
Tel. (46) 11 28 59 00
Fax (46) 11 18 52 10

TANZANIA

SODEXHO
DAR ES SALAM
Tel./Fax (255) 222 775 142

THAILAND

UNIVERSAL AMARIT CATERING COMPANY
BANGKOK
Tel. (66-2) 381 12 04 ou 10 20
Fax (66-2) 381 12 09

THE NETHERLANDS

SODEXHO
ROTTERDAM
Tel. (31) 10 288 42 88
Fax (31) 10 288 42 22
www.sodexho-nl.com

UNIVERSAL SODEXHO
HOORN
Tel. (31-229) 232 344
Fax (31-229) 238 808

TUNISIA

SODEXHO
TUNIS
Tel. (216-71) 861 899
Fax (216-71) 862 246

SABA
TUNIS
Tel. (216-71) 862 777
Fax (216-71) 860 333

SODEXHO PASS
TUNIS BELVEDERE
Tel. (216-71) 844 538 ou 845 755
Fax (216-71) 849 793

TURKEY

SODEXHO TOPLU YEMEK
ISTANBUL
Tel. (90) 216 474 97 40

SODEXHO PASS
MECIDIYEKÖY ISTANBUL
Tel. (90) 212 216 91 70 ou 80
Fax (90) 212 216 95 15

UNITED ARAB EMIRATES

KELVIN CATERING SERVICES
ABU DHABI
Tel. (971-2) 64 485 30
Fax (971-2) 64 475 74

UNITED KINGDOM

SODEXHO
LONDON
Tel. (44) 20 7815 06 10
Fax (44) 20 7832 78 32
www.sodexho-uk.com

SODEXHO
HEALTHCARE
ALDERSHOT (Mandora)
Tel. (44) 1252 352 000
Fax (44) 1252 352 052
www.sodexho-uk.com

SODEXHO DEFENSE
ALDERSHOT (St. Annes)
Tel. (44) 1252 353 100
Fax (44) 1252 353 101
www.sodexho-uk.com

SODEXHO
HEAD OFFICE
HITCHIN
Tel. (44) 1462 454 401
Fax (44) 1462 431 499
www.sodexho-uk.com

SODEXHO
BUSINESS AND INDUSTRY
KENLEY
Tel. (44) 20 8763 12 12
Fax (44) 20 8763 10 44

SODEXHO LEISURE
ALPERTON
Tel. (44) 20 8566 92 22
Fax (44) 20 8991 96 36

SODEXHO EDUCATION
SWINDON
Tel. (44) 1793 515 112
Fax (44) 1793 615 075

CATAMARAN CRUISERS/BATEAUX LONDON
LONDON
Tel. (44) 20 7839 35 72
Fax (44) 20 7839 10 34
www.bateauxlondon.com

UNIVERSAL SODEXHO
ABERDEEN – Scotland
Tel. (44) 1224 324 388
Fax (44) 1224 324 425

SODEXHO PASS
ALDERSHOT
Tel. (44) 1252 369 711
Fax (44) 1252 369 705
www.sodexhopass.co.uk

UNITED STATES

BATEAUX NEW YORK
Tel. (1) 212 352 90 09
Fax (1) 212 352 13 67
www.bateauxnewyork.com

DOYON UNIVERSAL SERVICES
ANCHORAGE - Alaska
Tel. (1) 907 522 13 00
Fax (1) 907 522 35 31

SODEXHO NORTH AMERICA
GAITHERSBURG – Maryland
Tel. (1) 301 987 40 00
Fax (1) 301 987 44 39
www.sodexho-usa.com

SODEXHO PASS
NEWTON - Massachusetts
Tel. (1) 617 630 99 55
Fax (1) 617 630 95 17
www.sodexhopassusa.com

SPIRIT CRUISES
NORFOLK - Virginia
Tel. (1) 757 627 29 00
Fax (1) 757 640 93 15
www.spiritcruises.com

UNIVERSAL SODEXHO
HARAHAN – Louisiana
Tel. (1) 504 733 57 61
Fax (1) 504 731 16 79
www.universalsodexho.com

VENEZUELA

SODEXHO
CARACAS
Tel. (58) 212 266 60 11
Fax (58) 212 266 95 21

SODEXHO PASS
CARACAS
Tel. (58) 212 206 55 11
Fax (58) 212 206 54 34
www.sodexho-pass.com.ve

UNIVERSAL SODEXHO
MARACAIBO
Tel. (58) 261 787 6155 / 6201
Fax (58) 261 787 5395

SODEXHO ALLIANCE

Head Office : Parc d'Activités du Pas-du-Lac
3, avenue Newton - 78180 Montigny-le-Bretonneux - France
P.O. Box : B.P. 100 - 78883 Saint Quentin en Yvelines Cedex - France
Tel. (33) (0)1 30 85 75 00
Fax (33) (0)1 30 43 09 58
www.sodexho.com

Sodexho
ALLIANCE

[2001-2002]

FINANCIAL REVIEW

Financial statements for the year ended August 31, 2002

Contents

Auditors

Statutory	Befec-Price Waterhouse, Olivier BELNET
Alternates	Patrick FROTIEE Andrée BOYER

Investor relations

Jean-Jacques Vironda, Investor Relations

Management Review for the year ended August 31, 2002
Board of Directors' Report to the Annual General Meeting on February 4, 2003

SODEXHO Group

For the year ended August 31, 2002, revenues and Group net income increased by 5.6% and 32.7%, respectively, as compared to the prior year, following the consolidation for a full year of Wood Dining Services and Sogeres, as well as Sodexho, Inc., in which the Group acquired the previously publicly-held shares in the fourth quarter of fiscal 2001.

These increases were achieved in a climate of worldwide recession, which weighed heavily on commercial enterprises. In the United States, revenues in the Business and Industry segment were down 8%, although EBITA maintained its prior year level.

In contrast, in the United Kingdom and Ireland, the impact of a rapid deterioration in operating performance was exacerbated by the significance of the Business and Industry segment, which accounts for more than two-thirds of the region's activities. These disappointing results led Group management to appoint a new management team in the United Kingdom in April 2002.

The year was also highlighted by the first-time listing of Sodexho Alliance's shares on the New York Stock Exchange (ticker symbol: SDX) in April 2002 and the issuance of 1 billion euro in bonds in March 2002.

New management team in the United Kingdom

In April and March 2002, Mark Shipman and Mark Adams were named Chief Executive Officer and Chief Financial Officer, respectively, of Sodexho in the United Kingdom and Ireland. Since 1997, Mark Shipman held the post of Chief Executive Officer of Wood Dining Services, which was acquired by Sodexho Alliance in June 2001 and is now part of Sodexho, Inc. Mark Adams was the Chief Financial Officer of Wood Dining Services. Under their leadership, Wood Dining Services achieved strong annual growth in revenues and net income. We are confident in the success of the new management team's action plans to improve profitability, which are already underway.

Listing on the New York Stock Exchange

The United States is the world's largest food and management services market, and Sodexho is number one in this market, which represents 50% of our consolidated revenues and 37% of our employees. In listing our shares on the New York Stock Exchange, we sought to enhance the recognition of the Sodexho brand as well as to motivate our American colleagues by making it possible for them to own shares of Sodexho stock and thereby participate more fully in the Group's growth and performance. On April 3, 2002, Sodexho Alliance became listed on the New York Stock Exchange. With a ticker symbol of SDX, Sodexho shares are negotiated in the form of American Depositary Shares (ADS), and one ADS is equivalent to one ordinary share of Sodexho Alliance. No new shares were issued in connection with the listing.

Bond issuance

On March 25, 2002, Sodexho issued bonds totaling 1 billion euro, maturing in 2009, and bearing interest at 5.875%. The bond issuance refinanced the credit facilities obtained at the end of fiscal 2001 in connection with the acquisition of the 53% of Sodexho, Inc. held by third parties and the acquisitions of Wood Dining Services and Sogeres.

1 Financial Highlights

During the year, the number of sites increased from 24,325 to 24,681, as follows:

- 13,172 businesses and government agencies,
- 5,363 schools, colleges and universities,
- 3,345 healthcare institutions,
- 1,679 senior residences,
- 1,083 remote sites,
- 39 river and harbor cruise vessels.

Today Sodexho Alliance operates in 74 countries and as of August 31, 2002 had 315,141 employees.

For the year, consolidated revenues totaled 12.6 billion euro, a 5.6% increase, as follows:

Organic growth	1.9%
Acquisitions	6.2%
Currency effect	-2.5%
Total	5.6%

The acquisition-related increase in revenues primarily arose from the twelve-month contribution of Wood Dining Services and Sogeres in fiscal 2002, as compared to two months in fiscal 2001.

The currency effect resulted mainly from the 6% appreciation of the euro against the U.S. dollar in the second half of fiscal 2002.

Businesses were most profoundly affected by the worldwide economic downturn; site closings, massive layoffs, and spending cutbacks by our clients reduced the number of consumers and decreased the demand for catering services. These unfavorable economic conditions took a toll on the organic growth of both revenues and EBITA. The Education and Health Care segments continued to grow steadily, with organic growth rates of 5% and 6%, respectively.

- **Condensed consolidated income statement**

(in millions of euros)	Year ended August 31, 2002	Year ended August 31, 2001	% change
Revenues	12,612	11,943	5.6
Gross profit	1,828	1,774	3.0
Overheads	(1,301)	(1,188)	9.5
EBITA	528	586	(10.0)
Net financial expense	(166)	(122)	35.3
Net exceptional income (expense)	23	(51)	N.S.
Group net income	183	138	32.7
Earnings per share (in euros)	1.15	1.00	15.5
Average number of shares outstanding (in millions)	158.8	138.2	14.9

- EBITA

EBITA totaled 528 million euro, down 10% from the prior year (7% at constant exchange rates). This decline mainly arose from the vastly deteriorated performance of our subsidiary in the United Kingdom. The EBITA margin was 4.2%, compared to 4.9% in fiscal 2001. Excluding the United Kingdom, the EBITA margin would have been 4.7%.

- Group net income

Group net income after exceptional items rose to 183 million euro, as compared to 138 million euro in fiscal 2001, an increase of 32.7%.

2 Growth in revenues and EBITA by activity

Growth in revenues and EBITA by activity *(in millions of euros)*	Fiscal Year ended August 31, 2002	Fiscal Year ended August 31, 2001	% change
Food and Management Services			
North America	5,995	5.657	6
Continental Europe	3,413	3.034	12
United Kingdom and Ireland	1,674	1.732	(3)
Rest of the world	566	581	(3)
Total	**11,648**	11,004	**6**
Remote Sites	**590**	579	**2**
Service Vouchers and Cards	**279**	249	**12**
River and Harbor Cruises	**95**	111	**(15)**
Total	**12,612**	11943	**6**

EBITA by activity *(in millons of euros)*	Fiscal Year ended August 31, 2002	Fiscal Year ended August 31, 2001	% change
Food and Management Services			
North America	297	295	0
Continental Europe	140	129	8
United Kingdom and Ireland	14	102	(86)
Rest of the world	7	0	NS
Total	**458**	526	**(13)**
Remote Sites	**26**	30	**(13)**
Service Vouchers and Cards	**77**	61	**26**
River and Harbor Cruises	**2**	7	**NS**
Corporate Expenses	**(35)**	(38)	**(7)**
Total	**528**	586	**(10)**

For fiscal 2002, operations outside the euro zone accounted for 74.5% of revenues (of which 49.7% were in US dollars) and 69.4% of EBITA (54.6% of which were in US dollars).

2.1. Food and Management Services

Food and Management Services represents 92% of consolidated revenues and 81% of EBITA, before corporate expenses. Revenues rose to 11.6 billion euro, an increase of 5.9%, of which 6.5% came from acquisitions and a negative 2.4% from currency effects. Acquisition growth resulted from the acquisitions of Sogeres and Wood Dining Services in the fourth quarter of fiscal 2001. Despite a difficult economic climate, organic growth of 1.7% was achieved.

- Analysis by region
  - North America

In North America, revenues increased by 6% to 6 billion euro, of which 8.6% resulted from the acquisition of Wood Dining Services and 0.4% from organic growth, offset by a negative currency effect of 3%.

Of particular note were the subsidiary's significant wins in the defense market, with the reaffirmation in July 2002 of a large contract with the United States Marine Corps, valued at 967 million euro over ten years, and the award of a 192 million euro contract over 15 years with the U.S. Naval Air Station in Miramar, California. These important contracts affirm our development strategy in this segment.

Healthcare achieved strong organic growth, in part from the expansion into multiservices on existing sites as well as with the signing of several significant new contracts, including University Hospitals of Cleveland, Loyola University Medical Center in Chicago (Illinois), and Stamford Hospital in Connecticut.

The Education segment also achieved a strong performance. In primary and secondary schools, most of the increases in revenues on existing sites resulted from the deployment of creative solutions such as Kid's Way Cafe, CrossRoads Cafe and EDZone, a British innovation adapted to the U.S. market. Significant contracts were signed with Beaufort County School District in South Carolina, Guildford County School District in North Carolina, and Marysville School District in Washington. In higher education, important contracts were signed with Chapman University in California and the University of Wisconsin.

In Business and Industry, despite new contracts signed with, for example, Perot Systems, Chicago Museum of Science and Industry, Merrill Lynch Asset Management and BellSouth, our revenues were down 8% given the difficult economic environment. This decline reflected site closures, reductions in customers on-site, and client decisions to reduce catering services, which are 10% of the activity in Business and Industry and declined by 20%.

Several contracts signed in 2002 will commence operations in 2003, such as Sony Pictures, MetLife, Federal Reserve Bank in Atlanta, and Nationwide Training Center, and are expected to lead to renewed growth in the upcoming year.

In Canada, organic growth continued strongly.

EBITA in North America of 297 million was on par with the prior year. With the integration of Wood Dining Services for a full year, the EBITA margin was 5%, compared to 5.2% in the prior year. Synergies and improvements in food cost management at the sites improved gross profitability. However, a number of factors weighed on the EBITA margin: increases in overheads with the creation of a new division in the Healthcare segment; weaker initial margins at Wood Dining Services as compared to Sodexho, Inc.; the decline in catering services; and an increase in employee medical insurance costs.

- Continental Europe

In Continental Europe, revenues rose to 3.4 billion euro, an increase of 12.5% over the prior year. Acquisition growth of 7.9% resulted almost entirely from the integration of Sogeres for a full year. Organic growth in revenues was 4.9%.

France, Italy, the Netherlands and the countries in Central and Eastern Europe continued to grow while expanding their service offerings. In addition, non-food services experienced double digit growth, due in large part to contract wins generated by our subsidiary, Altys, such as with Cisco in Belgium and Germany.

In France, the Business and Industry segment had positive growth, defying the economic slowdown affecting not only the high technology sector, but also some of the more traditional sectors of the economy, such as the automobile industry. A noteworthy contract was signed with Danone's Vitapole Research and Development Center.

In Sweden, activities in the transportation sector suffered the fall-out from the events of September 11. Elsewhere, the importance to the Swedish economy of the telecommunications, information technology and engineering sectors was a limiting factor during the period. Nonetheless, a significant contract was signed in June 2002 with the municipality of Stockholm giving us the management of equipment provided for the use of handicapped individuals.

Strong performances achieved in the Healthcare and Senior segments throughout Continental Europe allowed us to maintain growth rates close to those of prior years.

EBITA grew by 8%, with Sogeres contributing 12.7 million euro. Following the significant increases in food costs in the prior year, our subsidiaries in France succeeded in negotiating pricing increases on more than 80% of their contracts.

Food cost management and margins improved significantly as a result. EBITA declined in other countries, most notably in Sweden and in Italy, where the number of man-hours lost as a result of worker strikes affecting client sites increased.

- United Kingdom and Ireland

In the United Kingdom and Ireland, revenues totaled 1.7 billion euro, a decline of 3.3%, of which a negative 1% was organic. The currency impact was a negative 1.5% and the remaining difference was attributable to the third quarter sale of Lockhart, a subsidiary whose activity is the distribution of kitchen equipment, not a core activity of the Group.

New contract wins allowed the Education segment to achieve satisfactory organic growth. A prestigious multiservice contract was signed with the Royal Air Force in the Defense segment. In the Business and Industry segment, our subsidiary was awarded a catering contract for the Commonwealth Games. Multiservice activities continued to develop. However, Business and Industry was affected by the economic slowdown and the significant decline in demand for catering services. In Healthcare, revenues declined with a political climate favoring self-operation.

EBITA went from 102 million euro in fiscal 2001 to 14 million euro in fiscal 2002. This deterioration principally arose from the decline in profitability of the Business and Industry segment, which represents more than two-thirds of the region's revenues. Faced with reductions in meal subsidies by our clients and a decrease in the number of consumers at our sites, our teams were not able to adapt their cost structures quickly enough. In addition, a number of recently signed or renegotiated contracts were determined to be unprofitable, and a poorly managed entry into hotel management services generated operating losses.

Poorly controlled overheads and the installation of a new information system also weighed on profitability. In addition, a restructuring charge of 11 million euro has been recorded as an exceptional item. Also included in exceptional items for fiscal 2001/2002 was a 32 million euro charge (22 million euro, net of taxes) relating to assets recorded at the Land Technology subsidiary for which realization was determined to be uncertain during fiscal 2001/2002 (See Note IV-2 to the consolidated financial statements).

The new management team has put into place an ambitious action plan, for which certain costs were recorded in fiscal 2002. The top priority for the next two to three years is the return to a satisfactory EBITA margin. This will involve in-depth programs to make our contracts more profitable, to train and motivate our teams, to tighten on-site management of food and personnel costs, and to reduce support function overheads.

- Rest of the World

In the **Rest of the World**, revenues of 566 million euro were down 2.6%, as a result of a negative currency effect of more than 10%. However, organic growth was 6.5%.

Latin America continued its expansion, despite an unfavorable economic climate in the industrial sector, with several important new multiservice contracts, such as IBM in Chile, Peru, Venezuela and Columbia, Citibank in Chile and Peru, and Nestle in Argentina and Chile, which contributed to an overall organic growth of 10% in that region. In Chile, our teams won two initial contracts for the management of five correctional facilities, a market with significant potential.

Mainland China saw significant growth, with strong performances across all segments including contracts signed with Haier, the Chinese leader in electrical appliances, a multiservice contract with Proctor and Gamble in Guangzhou, and the French School at the New University of Fine Arts in Peking. Following our entry into the Healthcare market, new contracts were signed with the International Peace Maternity Hospital in Shanghai and Beijing United Family Hospitals and Clinics in Peking, noteworthy accomplishments which resulted from synergies between our worldwide Healthcare teams, in particular, those in the United Kingdom, and the local teams. Activities in Singapore and Hong Kong felt the consequences of numerous client relocations to mainland China.

In **Australia,** we continued our strategy of selective growth, the development of the multiservice activity and growing revenues on existing sites. Of particular note, was the contract signed with Griffith Brisbane, one of the largest universities in the country.

EBITA for these regions rose to 7 million euros, confirming a return to profitability.

2.2. Remote Sites

Revenues from remote site operations grew 2% to 590 million euro. This growth included 3% acquisition growth from the integration of Minesite Catering, a company in Western Australia acquired at the beginning of the year, organic growth of 1%, and a negative currency effect of 2%.

Strong development in petroleum activities in the North Sea and Alaska was offset by the slowdown in activity on gas platforms in the Gulf of Mexico. The slowdown in growth in the second half of the fiscal year resulted from the non-renewal of the Chevron contract in Kazakhstan and the completion of two large projects in Latin America (the construction of a mine and a drilling field). However, we have been awarded food and management services contracts for the operational phase of both of the projects, which will commence in fiscal 2003. Additional significant contracts have been signed with Nabors Offshore in the United States, Camisea in Peru, Schlumberger in the Middle East and Argyle Diamond Mine in Australia.

EBITA of 26 million euro was down 13% from the prior year. This decline resulted mainly from currency effects as well as strong competition and pressure on our clients to reduce costs on large projects in Africa, and finally, from the weaker margins of Minesite Catering in Australia.

2.3. Service Vouchers and Cards

Now present in 26 countries, Sodexho Pass had revenues of 279 million euro, an increase of 12% over the prior year, net of a negative currency effect of 7%. For the fourth year in a row, organic growth was in the neighborhood of 20%, as a result of improvements in the revenue mix and strong development in Europe. This growth resulted from the implementation of creative solutions, value creators for our clients.

In the employee benefits area, Sodexho Pass implemented a new internet tool, E-SPI, which facilitates, accelerates, and validates the check order process. In the area of social benefits, the research into solutions adapted to the needs of institutions led to the signing of a contract to provide 244,000 students in 550 schools in the Rhone-Alpes department in France with a "Culture card" allowing them to buy or rent school books.

The total issue volume of service vouchers and cards (face value of the service vouchers and cards multiplied by their number) reached 5.9 billion euro.

EBITA reached 77 million euro, an increase of 26% compared to fiscal 2001. This growth was net of a negative foreign currency impact of 4.7%. The EBITA margin increased by 3% in part as a result of the higher volumes which allowed us to better absorb our fixed production costs, and secondly from the exchange of savoir faire and experiences between countries.

2.4. River and Harbor Cruises

River and harbor cruises revenues of 95 million represent less than 1% of the Group's revenues.

EBITA was 2 million euro, as 46% of the revenues for this activity are generated in the United States, where the impacts of September 11 and the recession were felt.

2.5. Corporate expenses

Corporate expenses of 35 million euros were down 7% from the prior year, despite the costs related to the listing of Sodexho Alliance on the New York Stock Exchange, illustrating Group management's efforts to control corporate expenses.

2.6. Net financial expense

Net financial expense totaled 166 million euro, as compared to 122 million euro in fiscal 2001. Higher interest expense of 140 million euro, as compared to 124 million euro in fiscal 2001, resulted from the impact on a full year of the acquisition financing arranged for the June 2001 transactions. In fiscal 2002, financial provisions totaled 26 million euro, of which 19 million euro on Sodexho Alliance shares held by the Group to be used for stock compensation programs. The related stock options are exercisable over periods ranging from one to ten years at a higher exercise price than the closing price of the share as of August 31, 2002.

2.7. Net exceptional income

Net exceptional income totaled 23 million euros and included the following principal elements:

- A gain of 49 million euro (37 million, net of tax) on the sale in May 2002 of the Lockhart subsidiary in the United Kingdom;
- A gain of 37 million euro representing the reduction in liabilities related to stock option shares in connection with the acquisition of Sodexho, Inc. (see note IV.2 in the consolidated financial statements); this gain is partially offset by a 19 million euro provision included in net financial expense;
- A provision of 32 million euro (22 million euro net of tax) on the current assets of Land Technology in the United Kingdom;

- A provision for 11 million euro related to a lawsuit in the United States; and,

- Restructuring expenses and costs to exit certain contracts in the United Kingdom, totaling 11 million euro.

2.8. Income taxes

Income taxes of 126 million euro represented an effective tax rate of 33%. Excluding non-taxable and non-deductible items, the effective rate was comparable to the prior year rate of 36%.

2.9. Goodwill amortization

Goodwill amortization increased by 54% mainly as a result of the twelve months of amortization of the goodwill related to the June 2001 acquisition of the remaining shares of Sodexho Marriott Services, Inc.

2.10. Minority interests

Minority interests in net income were 13 million euro, compared to 67 million euro for the prior year, as a result of the ownership of 100% of Sodexho, Inc. for a full year.

3 Financial position as of August 31, 2002

The following table sets forth certain cash flow items for fiscal 2001 and fiscal 2002:

	Year ended August 31,	
	2002	2001
	(in millions of euros)	
Net cash provided by operating activities	619	554
Net cash used in investing activities	(315)	(1,959)
Net cash provided by (used in) financing activities	(70)	1,763
Net increase in cash and cash equivalents	234	358

For fiscal 2002, net cash flow from operating activites amounted to 619 million euro, an increase of 12% over the prior year, confirming the quality of the Group's financial model. Cash provided by operating activities totaled 391 million euros. Cash flows from changes in working capital from operations totaled 228 million euro. About half of this improvement came from the Service Vouchers and Cards activity, with the remainder resulting from business growth and the efforts of our operational teams to improve collections of receivables, a strategic priority for the Group.

Net capital expenditures of 268 million euro represented 2.1% of Group revenues. During the current year, significant investments in information systems were made in the principal countries where the Group operates.

Acquisition expenditures in fiscal 2002 totaled 97 million euro and mainly comprised the acquisition of the the 40% remaining shares of Sogeres in France and of Minesite Catering in Australia.

In May 2002, Lockhart was sold for 61 million euro.

In March 2002, we issued bonds totaling 1 billion euro and maturing in 2009. Proceeds of the bond offering were used to refinance the credit facilities arranged at the end of fiscal 2001.

Negative exchange effects on cash balances increased net debt by 47 million euro. Despite this, net debt of 1,363 million euros was reduced by 205 million euros during the year and represents 56% of our shareholders' equity including minority interests.

Total financial debt of 2,693 million euro as of August 31, 2002 mainly comprised three bond issues totaling 1,605 million euro and U.S. dollar credit facilities totaling 818 million U.S. dollars. The remaining debt consists of capital lease debt and other credit lines.

As in prior years, the Group's policy continues to be to finance acquisitions through borrowings in the acquired company's currency, in order to reduce currency exchange risks, and generally at fixed rates of interest depending on market conditions. As of August 31, 2002, 92% of our borrowings were at fixed rates and our average interest rate was 5.7%.

As of August 31, 2002, the Group had unused credit facilities totaling 122 million euro. Further, as of August 31, 2002, Group off balance sheet commitments totaled 143 million (see note IV-22 to the consolidated financial statements), representing 6% of shareholders' equity.

4 Principal accounting policies

The Group's consolidated financial statements are prepared in accordance with the CRC Regulation 99-02. The principal rules are as follows:

Revenues

In the Food and Management Services, Remote Sites and River and Harbor Cruises activities, revenue is recognized in the period in which services are provided pursuant to the terms of the contractual relationships with clients. Revenues for the Service Vouchers and Cards activity include commissions received from customers, commissions received from affiliates, and investment income realized on the nominal value of the vouchers during the period from their issuance through redemption.

Currency translation

For subsidiaries located in foreign countries, assets and liabilities are translated using the end of period exchange rate. Income statement and cash flow statement line items are translated using the average exchange rate for the year, calculated using monthly averages.

Exchange rates used are obtained from the Bourse de Paris and other international financial markets.

The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet accounts as translated at beginning and end of period rates is recorded in shareholders' equity, except with respect to countries considered highly inflationary (Turkey, Argentina, Venezuela), where this difference is included in net financial expense.

Foreign exchange gains and losses resulting from intragroup transactions in foreign currencies during the year are recorded in the income statement.

Goodwill

Goodwill represents the excess of acquisition cost over the identified assets and liabilities assumed, including market share. Due to the long-term nature of the Group's business, goodwill is generally amortized over thirty years (on a pro rata basis in the year of acquisition).

Market shares

In the allocation of purchase price with respect to the acquisitions of Sodexho, Inc. (formerly, Sodexho Marriott Services, Inc.), Wood Dining Services, Sogeres, Sodexho Services Group Ltd (formerly, Gardner Merchant), Sodexho Scandinavia (formerly, Partena), and Universal Services, a portion of the difference between the cost of the shares acquired and the Group's equity in the underlying net assets of the entities acquired has been recognized as market share, totaling 2,939 million euro as of August 31, 2002. This intangible asset represents the value attributed to the significant market shares held by the Group in the geographic regions specific to the acquisitions (the United Kingdom and Ireland, the United States, the Netherlands, France, Australia and Sweden).

Market share is principally determined based on an average of multiples of revenues and EBITA achieved by the acquired companies in the applicable countries as compared to unrelated recent transactions in the marketplace and is reviewed annually for diminution in value.

Market shares are not amortized in the consolidated financial statements. If there is a significant diminution in the market share value for more than two consecutive years, as recomputed based on actual results of the applicable subsidiary as compared to the original calculation, it is written down.

Retirement benefits

Benefit obligations relating to defined benefit pension and retirement indemnity plans are either recorded in the balance sheet (France, Italy) or are offset by assets held in externally managed funds (principally in the United States and the United Kingdom).

Stock options

In connection with its stock option plans, the Group has acquired Sodexho Alliance shares. A liability is recorded if, at the balance sheet date, the market price of the shares acquired is higher than the exercise price of the options.

If the number of treasury shares acquired is less than the number of options awarded and potentially exercisable, a liability is recorded for the difference between the market price at the end of the period and the exercise price, multiplied by the number of remaining shares to be acquired.

Sodexho Alliance S.A.

1 Issued Capital

As of August 31, 2002, the issued capital of Sodexho Alliance totaled 636,085,664 euro, comprising 159,021,416 shares at 4 euro per share. As of August 31, 2001, issued capital totaled 630,238,616 euro.

1.1. Changes in capital

During fiscal 2002, the exercise of equity warrants and stock options and the issuance of capital to employees in connection with the International Savings Plan, described more fully in the fiscal 2001 annual report, created 1,461,762 shares.

(1) **Management stock options**

As of August 31, 2002, a total of 107,563 management stock subscription options were outstanding, representing an aggregate amount of 3,365,576 euro.

As of August 31, 2002, 2,198,168 management stock purchase options were outstanding, representing an aggregate amount of 102,108,917 euro.

(2) **Significant equity interests**

As of August 31, 2002, Bellon S.A. held 38.69% of the issued capital of Sodexho Alliance S.A. and Sofinsod, a wholly-owned subsidiary of Sodexho Alliance, held an 18.5% direct and indirect interest in Bellon S.A.

(3) **Company share repurchase program**

The Annual Meeting of Shareholders of February 5, 2002 authorized the Board of Directors to effect a stock repurchase program, after having reviewed the prospectus issued on December 20, 2001 and approved by the Commission des Opérations de Bourse under number 01-1469.

This authorization was used in fiscal 2002 to repurchase 2,123,500 shares with a par value of 4 euro.

In the context of maintaining a stable share price, shareholders will be asked to give the Board an 18-month authorization to buy back Company shares on the open market subject to compliance with the law and the following specific limits:

Maximum purchase price	50 euro
Maximum number of shares:	10% of issued capital

Shares purchased under the authorization may be:

- Used to optimize management of the Company's assets and finances.
- Used to stabilize the price of the Company's shares.
- Used to grant stock options to employees of the Company and/or of Sodexho Alliance member companies.
- Exchanged for other securities, in particular in conjunction with acquisitions or the issue of share equivalents.
- Canceled, held, sold or transferred

1.2. Acquisition of equity interests

On November 16, 2001, Sodexho Alliance acquired 40% of the capital of Sogeres from BNP Paribas.

1.3. Dividends

Following the capital issuance on October 18, 2001, the exercise of equity warrants and stock options, a total of 159,021,416 shares carry dividend rights.

The Board of Directors has recommended paying a net dividend of 0.61 euro per share, unchanged from last year. Including the tax credit of 0.305 euro, the total distribution comes to 0.915 euro per share. This represents a total payout of 97,003,064 euro, up 9% from the prior year and representing 53% of Group net income.

Pursuant to article L 223-16 of the Commercial Code, the table below shows dividend payments for the last four years, as well as the recommended dividend for fiscal 2002[1].

	[1]Fiscal 2002	Fiscal 2001	[2]Fiscal 2000	[2]Fiscal 1999	[2]Fiscal 1998
Number of shares outstanding	159,021,416	158,945,502	134,350,116	133,982,788	133,863,768
Dividend per share, before tax credit (in euros)	0.61	0.56	0.56	0.445	0.335
Tax credit (in euros)	0.305	0.28	0.28	0.225	0.1675
Dividend per share including tax credit (in euros)	0.915	0.84	0.84	0.67	0.50
Closing share price on the last trading day in November following the fiscal year-end (in euros)	26.00	45.70	50.40	43.70	41.30

(1) Dividend subject to shareholder approval at the Annual Meeting on February 4, 2003
(2) Adjusted for the March 7, 2001 four-for-one stock-split.

1.4. Sodexho Alliance S.A. financial results

For the year ended August 31, 2002, Sodexho Alliance S.A. had net income of 58,760,428 euro.

Income appropriation

Net income for the year plus retained earnings brought forward from prior year ....740,762,250 euro

Total to be appropriated ....799,522,678 euro

Recommended appropriations:

* Transfer to the legal reserve ....584,705 euro

* Net dividend ....97,003,064 euro

(to be paid on the 159,021,416 shares outstanding, representing a dividend per share of € 0.61 giving rise to a tax credit of € 0.305)

* Retained earnings ....701,934,909 euro

1.5. Re-election and election of members of the Board of Directors

The Board of Directors will ask shareholders to re-elect Mr. Bernard Bellon, whose term is expiring, for a term of three years ending at the Annual Meeting for the fiscal year ending August 31, 2005.

The Board of Directors will ask shareholders to elect a new director, Mr. Charles Milhaud, for a term of three years ending at the Annual Meeting for the fiscal year ending August 31, 2005.

In addition, the Board of Directors would like to thank Patrice Douce for his strong contribution to the development of the Group over the last thirty years. Mr. Douce retired during fiscal 2002. As he cannot be considered an independent Board director, the Board of Directors does not propose to request re-election of Mr. Douce, whose term expires at the next Annual Meeting.

1.6. Naming of new co-auditors

Mr. Olivier Belnet and Mrs. Andree Boyer have informed us of their resignation as co-auditors of the Group, effective as of this Annual Meeting. The Board of Directors has proposed the naming of KPMG SA as joint auditor and Didier Thibaut de Ménonville as alternate.

The Company thanks Mr. Belnet and Mrs. Boyer for their cooperation during their eight years of serving as co-auditors.

1.7. Renewal of the autorisation to increase long-term capital

The Board of Directors has also asked shareholders to renew the authorization given at the February 5, 2002 Annual Meeting to increase the Company's long-term capital. This authorization was partly used in fiscal 2002. The renewed authorization will allow the Board of Directors, on one or several occasions, to issue shares, equity warrants or other share equivalents or to issue bonus shares to be funded through earnings, additional paid-in capital, retained earnings or other amounts. Shareholders will be given either a preferential right to subscribe the issues or the right to subscribe the issues on a priority basis. The authorization will be subject to the following limits:

The aggregate par value of shares issued under the authorization may not exceed 175 million euro.

The aggregate face value of debt securities issued under the authorization may not exceed 1.2 billion euro.

Any bonus share issues paid up by capitalizing retained earnings, additional paid-in capital or earnings will not be taken into account in the 175 million euro ceiling referred to above.

This blanket authorization is designed to allow the Board of Directors to act in the Company's best interests by deciding on the most appropriate method of raising long-term capital when the need arises, taking into account market opportunities.

Any issues to be carried out under this authorization have not yet been decided and it is impossible to predict future changes in conditions on the domestic and international financial markets. Therefore, at this time, it is not possible to provide detailed information about the dilutive impact of any such issues for individual shareholders.

In addition, for reasons of the above-proposed increases in issued capital and in consideration of the legal requirements of Law no. 2001-152 of February 19, 2001 pertaining to employee savings plans, shareholders are asked to vote to authorize one or more capital issuances reserved for the benefit of employees participating in a company savings plan or a voluntary partner savings plan, should the case arise.

Outlook

In conclusion, we must consider the present and our future.

The present is characterized by three themes :

- The recession, which began in the United States in the fourth quarter of 2000 and rapidly spread through Europe, South America and Asia. This worldwide economic downturn is the most severe seen since the end of the second world war. Recovery will not happen in the United States in 2003 but is possible in 2004.

- The bursting of the stock market bubble led to a collapse of the principal stock exchanges, less intense but comparable to what happened in 1929 and 1979.

- Although our performances for fiscal 2002 did not meet our objectives, the Group is in good shape : our Group net income increased by 33% and our financial model is excellent - our cash flow allows us to finance organic growth, reimburse debt and increase dividends.

A word about the future.

- Even if economic conditions do not improve, we have enormous growth potential that we estimate at 380 billion euro.

- In order to continue to grow our net income and accelerate the organic growth of our revenues, we must on the one hand, reduce our overheads and on the other, focus on our clients to:
  - keep our existing clients and improve our retention rates ;
  - increase revenues generated on existing sites ; and
  - win new clients with our innovative and value-creating service offerings, particularly with those who have not yet outsourced the services we provide.

- In addition, we are reinforcing controls. The Audit Committee and the Board of Directors asked Pierre Bellon to take direct responsibility for internal audit and control ; the recruitment of a Director of Internal Audit is in process. In addition, relations with external auditors will be centralized, an overview of risks and of commitments has been developed and commitments and delegations are being reviewed.

In 35 years, our revenues have increased by a factor of 20,000 for four reasons: our desire to grow, our steady focus on client needs, the importance of our people and solid financial control over our development in activities that are not capital-intensive and that generate free cash flow. We will pursue this strategy.

Our development could also be described in another way : « the sum of our successes is greater than the sum of our errors ».

What are the errors we have made ?

One of the greatest strengths of Sodexho is the loyalty we have with our staff and vice-versa. However, if we do not admit that at a given moment, certain executives might reach the limit of their capability, this loyalty might become a lack of courage and even a serious failing.

Less than a month ago, Albert George created an Operational Committee which includes the 17 principal executives of the Group. Its main role is to reinforce the implementation of the Group's strategic priorities, notably the acceleration of organic growth in revenues and net income and to improve operational management.

The main responsibility of Group management is two-fold :

- Promote and name the most effective executives to key posts ;
- Identify the « *intra entrepreneurs* » *of the future, that is, those who contribute the most to the satisfaction* of the expectations of our clients, our employees and our shareholders.

Recent evolutions in our management and the creation of this Operational Committee make us very confident in the Group's future.

The following are our objectives for fiscal 2003:

- Organic growth in revenues between 5% and 6%, approximately three times that of fiscal 2003 and a progressive return to the organic growth levels achieved in prior years ;
- A return to an EBITA margin of 4.7% ;
- Finally, our objective for Group net income, at constant exchange rates and excluding exceptional items, is 210 million euro.

The Board of Directors would like to thank our clients for their continued trust, our people who maintain their professionalism and efficiency every day to ensure our success around the world, and our shareholders for their loyalty.

The Board of Directors

Presentation of the activities and of Group Senior Executives

I ACTIVITIES

Food and Management Services

Business and Industry

Consolidated revenues		Share of Group revenues	Number of employees	Number of sites
(in EUR millions)	*(in USD millions)*			
5,369	4,891	43%	139,800	12,565

- Corporations and public organizations that outsource services choose Sodexho as a partner who listens. Always innovative, Sodexho delivers a full suite of services that enable clients to focus on their core business while reducing overheads.
- To meet a variety of customer expectations and improve their quality of life, Sodexho customizes its food service concepts and constantly expands its multi-service offering, which range from reception and janitorial services to conference room management, building maintenance, and more.
- Thanks to a dedicated structure, Sodexho ensures that its international clients benefit from *savoir-faire* transfers and purchasing synergies.
- From World Youth Days to the Olympics, Sodexho is also the natural partner for a world of major events.
- In the Defense segment, Sodexho offers a range of complex, innovative multi-service solutions, thereby satisfying the military's need to focus human and financial resources on its core mission.

Prestige

PRIVATE CLUBS, ASSOCIATIONS AND CONFERENCE CENTERS
DIRECTORS TABLES AND EXECUTIVE DINING ROOMS
PRESTIGE RESTAURANTS AND EVENTS

- Refinement, distinction, talent and creativity: for major business clients and executive diners alike, our promise is a touch of the delightful, plus *savoir-faire* in the art of everyday living.
- Business meetings, seminars and receptions: Sodexho Prestige meets expectations with the discreet elegance of respect for enduring traditions in today's busy world.
- Sodexho Prestige works with master chefs to ensure its cuisine truly delivers not just fine dining, but passion, on every occasion, for every customer, on every site.

Healthcare

Consolidated revenues		Share of Group revenues	Number of employees	Number of sites
(in EUR millions)	(in USD millions)			
2,318	2,111	18%	56,700	3,345

> Healthcare is a sensitive area, requiring extensive expertise and the ability to anticipate. Sodexho serves healthcare institutions worldwide, constantly innovating in myriad ways, and is expanding its range of services.
> By carefully listening to patients, their families and caregivers, Sodexho responds to each client's needs with an integrated portfolio of services, including housekeeping, systems maintenance and sterilization of surgical instruments.
> By providing appetizing meals and attentive service, Sodexho offers comfort and reassurance to patients and their families, for a better quality of daily life and a sense of security.

Seniors

Consolidated revenues		Share of Group revenues	Number of employees	Number of sites
(in EUR millions)	(in USD millions)			
740	674	6%	18,900	1,679

> Findings of the Sodexho Research Institute point to the needs and expectations of seniors in terms of quality of daily life, and Sodexho adapts its offering to their lifestyle.
> Because nursing and residential homes are central to daily life for these customers, Sodexho serves tasty meals in comfortable, pleasant surroundings. Through personalized catering, an expanded range of specialized services, and 24/7 availability, Sodexho puts the zest back into life.
> Sodexho also provides home services, in answer to the desire of many seniors to maintain their independence and to benefit from personalized assistance.

Education

Consolidated revenues		Share of Group revenues	Number of employees	Number of sites
(in EUR millions)	(in USD millions)			
3,095	2,819	24%	73,200	5,363

> From nursery schools to universities: public- and private-sector clients want to satisfy varying expectations, depending on the age group, while optimizing costs.
> What do children want? Recognition and freedom. What do parents want? Nutrition education and food safety.
> Creative food service concepts, healthy meals, imaginative environments, fun and games, plus multi-service management: Sodexho does it best.

Correctional Services

Consolidated revenues		Share of Group revenues	Number of employees	Number of sites
(in EUR millions)	(in USD millions)			
126	115	1%	1,500	106

> Safety and security are the main priorities in a prison. Nonetheless, as in all its activities, Sodexho strives to enhance the quality of daily life, which for inmates means improving their living conditions. To help them successfully return to society, inmates receive high-quality services and take part in behavioral training and apprenticeship programs, in an atmosphere of fairness and respect for self and others.

> This is why Sodexho operates only with unarmed personnel in democratic countries that do not allow the death penalty and where rehabilitation and reintegration of inmates into society are a priority.

Remote Sites

Consolidated revenues		Share of Group revenues	Number of employees	Number of sites
(in EUR millions)	(in USD millions)			
590	537	5%	20,300	1,083

> Clients in oil and gas, mining, construction and public works want a service provider capable of handling all their requirements, often under extreme conditions.

> In addition to providing food and hotel services, Universal Sodexho leverages over 20 years of experience in providing a range of more than 40 services at remote sites on land and offshore to make quality of life a day-to-day reality.

> Sodexho supports local economic and social development by creating jobs, providing training programs, introducing regional purchasing policies and forging local partnerships.

Service Vouchers and Cards

Sodexho Pass

Consolidated revenues		Share of Group revenues	Number of employees
(in EUR millions)	(in USD millions)		
279	254	2%	2,700

Number of clients: 257,000
Number of affiliated establishments: 736,101
Number of vouchers issued: 1.45 billion
Issue volume : 5.9 billion euro

> Today, employers are looking for new ways to manage fringe benefits, while public services seek ways to manage and better monitor social benefits. Everyone wants practical, reliable and secure systems.
> Sodexho Pass sets the pace with operations in 26 countries, 700,000 affiliates, and 11 million users each year, who use Sodexho Pass service vouchers and cards to pay for everything from lunch to medicines to home care.
> Sodexho Pass innovates and constantly expands the range of its payment solutions, to simplify and improve everyday life for its clients, affiliates and users.

River and Harbor Cruises

Consolidated revenues		Share of Group revenues	Number of employees	Number of boats
(in EUR millions)	(in USD millions)			
95	87	1 %	1,700	39

> Sodexho's fleets, on both sides of the Atlantic, welcome aboard millions of passengers, each year, on fun and cultural dinner cruises.
> A business lunch on the Hudson River, a romantic dinner while passing under the bridges of Paris, or just a jaunt on the Thames – Sodexho cruises feature some of the world's most fascinating cities, and make creating memorable moments a daily affair.

II GROUP SENIOR EXECUTIVES

1. The Executive Committee

ALBERT GEORGE
Group Chief Operating Officer
Sodexho Alliance
Chairman of the Executive Committee

ELISABETH CARPENTIER
Senior Vice President
Human Resources

JEAN-MICHEL DHENAIN
CEO, Continental Europe
Executive Committee Vice President

SIÂN HERBERT-JONES
Chief Financial Officer

MICHEL LANDEL
CEO, North America
Executive Committee Vice President

CLODINE PINCEMIN
Senior Vice President
Corporate Communications

2. Group Senior Executives

EMMANUEL BARRIE
SVP, European Large Accounts Development
Business and Industry
Food and Management Services
Europe

ROD BOND
President, School Services
Food and Management Services
USA

RICK BROCKLAND
President, Higher Education Services
Food and Management Services
USA
Worldwide Education Market Champion

ANTONINO CIRRINCIONE
Managing Director
Service Vouchers and Cards
South America

HORST DE HAAN
Managing Director
Food and Management Services
Germany

PLINIO DE OLIVEIRA
Managing Director
Food and Management Services
Brazil

JEAN-MICHEL DHENAIN
Chief Executive Officer
Food and Management Services
Continental Europe
Worldwide Healthcare and Seniors Market Champion

RAPHAËL DUBRULE
Corporate Secretary
Sodexho Alliance

JEAN-PAUL FONTAN
President
Sogeres
France

MICHEL FRANCESCHI
Managing Director
Food and Management Services
Spain and Portugal

PIERRE HENRY
Managing Director
Service Vouchers and Cards
Western Europe, North Africa and China

PETR HLISTA
Managing Director
Food and Management Services
Central Europe
(Austria, Czech Republic, Greece, Hungary, Poland, Slovakia)

NICOLAS JAPY
President
Universal Sodexho
Worldwide Remote Sites Market Champion

GARRY C. KNOX
President
Food and Management Services
Canada

MICHEL LANDEL
Chief Executive Officer
Food and Management Services
North America
Worldwide Business and Industry Market Champion

FRANÇOIS LEPLAT
Managing Director
Food and Management Services
Belgium and Luxembourg

RICHARD MACEDONIA
President, Health Care Services
Food and Management Services
USA

TOM M. MULLIGAN
President, Corporate Services
Food and Management Services
USA

HERB NAHAPIET
Managing Director
UK Detention Services
Food and Management Services
Worldwide Correctional Services Market Champion

PATRICK POIREAU
President
Food and Management Services
Asia and Australia

HANS RIJNIERSE
Managing Director
Food and Management Services
The Netherlands and South Africa

ANDRE RODIONOFF
Managing Director
Food and Management Services
Northern Europe
(Denmark, Finland, Norway, Sweden)

IVAN SEMENOFF
President Sodexho Pass
Service Vouchers and Cards

GIACOMO SORLINI
Managing Director
Food and Management Services
Italy and Slovenia

MARK SHIPMAN
Chief Executive
Food and Management Services
UK and Ireland

DAMIEN VERDIER
President
Food and Management Services
France

PHILIPPE VORAZ
President
Food and Management Services
South America and Turkey

Sodexho
ALLIANCE

SODEXHO Group
Consolidated Financial Statements

II CONSOLIDATED INCOME STATEMENT

(in millions of euro)	Year ended August 31, 2002	% revenues	Change	Year ended August 31, 2001	Year ended August 31, 2000
REVENUES	**12,612**	100%	5.6%	**11,943**	10.505
Other income	54			113	78
Purchases	(4,559)	(36.2%)		(4,416)	(3 947)
Employee costs	(5,868)	(46.5%)		(5,437)	(4 728)
Other external charges	(1,464)	(11.6%)		(1 430)	(1 195)
Taxes, other than income taxes	(74)	(0,6%)		(75)	(66)
Depreciation and increase in provisions	(173)	(1,4%)		(112)	(108)
EARNINGS BEFORE INTEREST, EXCEPTIONAL ITEMS, INCOME TAXES, INCOME FROM EQUITY METHOD INVESTEES, GOODWILL AMORTIZATION AND MINORITY INTERESTS (EBITA)	**528**	4,2%	(10.0%)	586	539
Financial expense, net	(166)	(1,3%)	35.3%	(122)	(118)
INCOME BEFORE EXCEPTIONAL ITEMS, INCOME TAXES, INCOME FROM EQUITY METHOD INVESTEES, GOODWILL AMORTIZATION AND MINORITY INTERESTS	**362**	2,9%	(21.9%)	464	421
Exceptional (expense) income, net	23	0,2%		(51)	(78)
Income taxes	(126)	(1,0%)	(22.4%)	(162)	(159)
NET INCOME BEFORE INCOME FROM EQUITY METHOD INVESTEES, GOODWILL AMORTIZATION AND MINORITY INTERESTS	**259**	2,1%	41.6%	251	184
Net income (loss) from equity method investees	4			(2)	1
Goodwill amortization	(67)	(0,5%)		(44)	(31)
NET INCOME BEFORE MINORITY INTERESTS	**196**	1,6%	27.8%	**205**	**154**
Minority interests	13	0,1%	(80.9%)	67	69
GROUP NET INCOME	**183**	1,5%	32.7%	138	85
EARNINGS PER SHARE (in euro)	**1,15**			1,00	0.63
DILUTED EARNINGS PER SHARE (in euro)	**1,13**			0,99	0,63

III CONSOLIDATED BALANCE SHEET

ASSETS *(in millions of euro)*	August 31, 2002	August 31, 2001	August 31, 2000
FIXED AND INTANGIBLE ASSETS, NET			
Goodwill	1,616	1,710	789
Intangible assets	2,940	3,021	2 738
Property, plant and equipment	371	371	367
Financial investments	67	68	74
Equity method investees	11	6	22
• **Total fixed and intangible assets, net**	**5,005**	5,176	3 990
CURRENT AND OTHER ASSETS			
Inventories	170	193	180
Accounts receivable, net	1,456	1,518	1 403
Prepaid expenses, other receivables and other assets	606	567	496
Marketable securities	553	357	265
Restricted cash	165	152	134
Cash	589	704	496
• **Total current and other assets**	**3,539**	3,491	2 975
TOTAL ASSETS	**8,544**	8,667	6,965

SHAREHOLDERS' EQUITY AND LIABILITIES
(in millions of euro)

GROUP SHAREHOLDERS' EQUITY			
Common stock	636	630	537
Additional paid in capital	1,191	1,141	216
Consolidated reserves	571	634	658
• **Total group shareholders' equity**	**2,398**	2,405	1 411
MINORITY INTERESTS	73	131	525
PROVISIONS FOR CONTINGENCIES AND LOSSES	99	93	115
LIABILITIES			
Borrowings	2,693	2,781	2 009
Accounts payable	1,251	1,268	1 026
Vouchers payable	732	729	644
Other liabilities	1,298	1,260	1 235
• ***Total liabilities***	**5,974**	6,038	4 914
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**8,544**	8,667	6,965

IV CONSOLIDATED CASH FLOW STATEMENT

(in millions of euro)	Year ended August 31, 2002	Year ended August 31, 2001	Year ended August 31, 2000
OPERATING ACTIVITIES			
Consolidated net income before income (loss) from equity method investees and minority interests	192	207	153
• **Noncash items**			
Depreciation and provisions	254	157	204
Deferred taxes	5	20	23
Losses (gains) on disposal and other, net of tax	(61)	26	(5)
• **Cash provided by operating activities**	**390**	410	**375**
Dividends received from equity method investees	1	0	0
Change in working capital from operating activities	228	144	154
• **Net cash provided by operating activities**	**619**	554	**529**
INVESTING ACTIVITES			
Tangible and intangible fixed assets	(297)	(238)	(184)
Fixed asset disposals	33	31	40
Change in consolidation scope	(48)	(1,739)	(70)
Change in working capital from investing activities	(3)	(13)	6
• **Net cash used in investing activities**	**(315)**	(1,959)	**(208)**
FINANCING ACTIVITIES			
Dividends paid to parent company shareholders	(87)	(74)	(59)
Dividends paid to minority shareholders of consolidated companies	(15)	(9)	(9)
Increase in shareholders' equity	59	1,020	78
Proceeds from borrowings	1,120	1,977	59
Repayment of borrowings	(1,146)	(1,142)	(314)
Change in working capital from financing activities	(1)	(9)	19
• **Net cash provided by (used in) financing activities**	**(70)**	1,763	**(226)**
INCREASE IN NET CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	**234**	358	95
Cash, cash equivalents, and marketable securities, as of beginning of period	1,213	896	758
Add: opening provisions	1	0	0
Cash, cash equivalents, and marketable securities, as of end of period	1,307	1,213	896
Add: closing provisions	23	1	0
Net effect of exchange rates on cash	118	40	(43)
INCREASE IN NET CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES	**234**	358	95

Notes to the consolidated Financial Statements

I SIGNIFICANT EVENTS

In October 2001, the closing of the International Employee Stock Ownership Plan resulted in a capital increase of EUR 54.3 million, net of transaction costs of EUR 3.2 million.

In November 2001, the Group acquired the 40% of the capital of SOGERES held by BNP PARIBAS. SOGERES is fully consolidated in the Group financial statements as of August 31, 2002 and for the fiscal year then ended. SOGERES' contribution to Group net income for the fiscal year 2001/2002 was EUR 4.9 million.

On March 25, 2002, SODEXHO issued bonds totaling 1 billion euro, maturing on March 25, 2009, and carrying interest of 5.875%. The bond issuance refinanced the credit facilities in April 2001 in connection with the acquisition of the 53% of SODEXHO MARRIOTT SERVICES, INC. held by third parties and the acquisitions of WOOD DINING SERVICES and SOGERES.

On April 3, 2002, SODEXHO ALLIANCE became listed on the New York Stock Exchange. With a ticker symbol of SDX, SODEXHO shares are negotiated in the form of American Depositary Shares (ADS), and one ADS is equivalent to one ordinary share of SODEXHO ALLIANCE. No new shares were issued in connection with the listing.

On May 27, 2002, SODEXHO ALLIANCE sold its kitchen equipment business (LOCKHART) for EUR 61 million, which resulted in a gain of EUR 49 million. The revenues for this business (excluding inter-company revenues) in 2000/2001 were EUR 80 million, of which EUR 22 million related to the last quarter of 2000/2001.

II SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, VALUATION AND CONSOLIDATION METHODS, AND PRIOR YEAR COMPARATIVES

The Group financial statements have been prepared in accordance with accounting principles established by the *Comité de la Réglementation Comptable No 99-02* ("CRC Regulation 99-02") in France.

Amounts in tables are expressed in millions of euros.

1 Fiscal year

The majority of fully-consolidated companies have a year ending August 31.

All fully consolidated companies that do not have an August 31 year-end are consolidated on the basis of financial statements prepared on August 31, 2002 and for the twelve month period then ended.

2 Revenue recognition

In the Food and Management Services, Remote Sites and River and Harbor Cruise activities, revenue is recognized in the period in which services are provided pursuant to the terms of the contractual relationships with clients. Revenues for the service voucher segment include commissions received from customers, commissions received from affiliates, and investment income realized on the nominal value of the vouchers during the period from their issuance through redemption.

3 Employee costs

- Retirement benefits

  The Group's benefit obligations relating to defined benefit pension and retirement indemnity plans are recorded in the balance sheet. For funded plans to which the subsidiary makes a contribution, the amount of the contribution is recorded as the annual expense of the plan.

- Stock options

  Sodexho Alliance has acquired treasury shares in connection with its stock option plans (which are recorded in deposits and marketable securities). A liability is recorded if at the closing date of the period, the market price of the shares acquired is superior to the exercise price of the options awarded (and potentially exercisable). If the number of treasury shares acquired is less than the number of « in the money » options awarded, a liability is recorded for the difference between the market price at the end of the period and the exercise price, multiplied by the number of remaining shares to be acquired for the applicable tranche of stock options.

4 Earnings per share

Earnings per share and diluted earnings per share are calculated using methods recommended by Advice No. 27 of the *Ordre des Experts Comptables*. Earnings per share is calculated by dividing group net income by the average number of shares outstanding during the year. In the calculation of diluted earnings per share, the denominator is increased by the number of potential shares outstanding, and the numerator is increased by the net-of-tax interest income (calculated at the *Taux Moyen Mensuel du Marché Monétaire Euro*, a French reference rate) on the proceeds which would have resulted from the issuance of these shares. The potential shares included in diluted earnings per share relate to stock options awarded but not yet exercised and warrants outstanding from the 1996 bond issuance exercisable until June 2004.

5 Foreign currency transactions and translation

For subsidiaries located in countries with stable currencies, assets and liabilities are translated using the end of period exchange rate. Income statement and cash flow statement line items are translated using the average exchange rate for the year, calculated using monthly averages. The monthly average exchange rates are calculated as the average of the end of month rate and the rate for the prior month. Exchange rates used are obtained from the Bourse de Paris and other international financial markets. The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet accounts as translated at beginning and end of period rates is recorded in shareholders' equity. Foreign exchange gains and losses resulting from intragroup transactions in foreign currencies during the year are recorded in the income statement.

The financial statements of the following subsidiaries reflect currency devaluations as required by local regulations :

- *Sodexho Chile (sub-consolidation)*
- Sodexho Pass Chile
- Prestaciones Mexicanas CA de CV (Mexico)
- Sodexho Mexico
- Promocupon (Mexico)
- Sodexho Servicios Operativos (Mexico)
- Luncheon Tickets (Argentina)
- Sodexho de Colombia
- Sodexho Pass de Colombia
- Sodexho Pass Venezuela
- Sodexho Restoran Servisleri (Turkey)
- Sodexho Toplu Yemek (Turkey)
- Sodexho D.O.O. (Slovenia)
- Sodexho Argentina

The inclusion of monetary corrections imposed by local regulators on these subsidiaries in the consolidated financial statements had no impact on the income statement. Foreign currency translation differences for these subsidiaries are recorded in the currency translation adjustment account in shareholders' equity in the same manner as for the subsidiaries in countries with stable currencies.

For subsidiaries located in highly inflationary countries (Turkey, Argentina, Venezuela), differences between net income translated at average and period-end rates are included in net financial expense.

Translation differences on monetary assets and liabilities denominated in foreign currencies are recorded in the income statement. Translation differences related to a monetary component of a net investment in a company within a consolidated foreign subsidiary are recorded in consolidated shareholders' equity until the sale or liquidation of the net investment.

6 Business combinations

The assets and liabilities of acquired companies have been recorded at their respective fair values effective September 1, 2000. Due to the insignificant impact, the accounting for acquisitions made prior to September 1, 2000 has not been restated.

7 Goodwill

Goodwill represents the excess of acquisition cost over the identified assets and liabilities assumed, as of the initial inclusion of an acquired company in the consolidation scope. Due to the long-term nature of the Group's business, goodwill is generally amortized over thirty years (on a pro rata basis in the year of acquisition).

As of August 31, 2002, there was an exceptional charge of EUR 2.1 million to goodwill relating to our subsidiary IFREST.

Additional information pertaining to goodwill balances is provided in note IV 4.

8 Intangible assets

In the allocation of purchase price with respect to the acquisitions of SODEXHO, INC. (formerly, SODEXHO MARRIOTT SERVICES, INC.), WOOD DINING SERVICES, SOGERES, SODEXHO SERVICES GROUP LTD (formerly, GARDNER MERCHANT), SODEXHO SCANDINAVIAN HOLDING AB (formerly, PARTENA), and UNIVERSAL SERVICES, a portion of the difference between the cost of the shares acquired and the Group's equity in the underlying net assets of the entities acquired has been recognized as market share, totaling EUR 2,939 million as of August 31, 2002. This intangible asset represents the value attributed to the significant market shares held by these six companies in their principal geographic markets (the United Kingdom and Ireland, the United States, the Netherlands, France, Australia and Sweden).

Market share is principally determined based on an average of multiples of revenues and EBITA achieved by the acquired companies in the applicable countries and is reviewed annually for diminution in value. If there is a significant diminution in the market share value for more than two consecutive years, as recomputed based on actual results of the applicable subsidiary as compared to the original calculation, it is written down. Market shares are not amortized in the consolidated financial statements, and no deferred taxes are recorded on market shares.

As of August 31, 2002, market share pertaining to our subsidiary SODEXHO AUSTRALIA had been provisioned by EUR 1.2 million.

Additional information pertaining to market share is provided in note IV 5.

9 Property, plant and equipment

Leased assets are recorded on the balance sheet as capital leases in instances where a Group company is deemed to bear substantially all of the risks and rewards of the leased asset. A corresponding obligation is recorded as a liability, and the related rental expense is allocated between depreciation and interest expense in the income statement.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the respective assets giving consideration to the local economic conditions and climate. The following useful lives are generally used by Group companies:

- Software	25%
- Enterprise resource planning (ERP) systems	20%
- Buildings	3,33% - 5%
- Facilities and fixtures	10%
- Plant and machinery	10% - 50%
- Vehicles	25%
- Office and computer equipment	20% - 25%
- Other fixed assets	10%

Organization costs are amortized over a maximum duration of five years.

10 Deferred income taxes

Deferred income taxes are recorded on temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes and on consolidation adjustments.

As the pattern of temporary difference reversals is not fixed, deferred taxes recorded on the balance sheet have not been present valued. In addition, deferred tax assets pertaining to net operating loss carry-forwards are only recorded in cases where recovery is deemed probable.

A reconciliation of income taxes computed at SODEXHO ALLIANCE'S statutory rate to the actual income tax provision is provided in note IV 3.

11 Vouchers payable

Vouchers payable represents the face value of vouchers in circulation or presented to SODEXHO ALLIANCE by the customer but not yet reimbursed to the affiliate.

12 Financial instruments

Group policy is to finance acquisitions through borrowings in the acquired company's currency generally at fixed rates of interest. In most cases where variable rate debt has been negotiated, the variable rate interest is swapped into fixed rates through the use of cross-currency or interest-rate swap agreements. Similarly, in most cases where acquisition financing has been negotiated in a currency other than that of the acquired company, a cross-currency or currency swap agreement is negotiated.

All such agreements are designated as hedges at contract inception. For swaps negotiated on inter-company debt, the difference between the amount of the debt at the originally negotiated rates and at the swapped rates is recorded as debt. For other swap agreements, the related loans and borrowings are recorded at the swapped interest rate and currency. As a policy, the Group does not engage in speculative transactions.

The fair values of financial instruments are presented in note IV 20.

13 Deferred financing charges

Deferred financing costs incurred in connection with bond issuances are amortized over the maturity of the related debt.

14 Provisions for contingencies and losses

Effective for the current year, the Group implemented CRC Regulation 2000-06 related to liability recognition, which had no effect on opening equity.

III

ANALYSIS OF OPERATING ACTIVITIES AND GEOGRAPHIC INFORMATION

	Year ended August 31, 2002	Change	Year ended August 31, 2001
REVENUES			
• **By Operating Activity (1) :**			
Food and Management Services			
North America	5,995	6%	5,657
United Kingdom and Ireland	1,674	(3%)	1,732
Continental Europe	3,413	12%	3,034
Rest of the World	566	(3%)	581
Remote Sites	590	2%	579
Service Vouchers and Cards	279	12%	249
River and Harbor Cruises	95	(15%)	111
	12,612	**6%**	**11,943**
• **by Geographic Region:**			
North America	6,233	6%	5,899
United Kingdom and Ireland	1,775	(2%)	1,820
France	1,677	25%	1,344
Rest of Europe	1,952	3%	1,886
Rest of the World	975	(2%)	994
	12,612	**6%**	**11,943**

	Year ended August 31, 2002	Change	Year ended August 31, 2001
Net Fixed Assets			
• **by Operating Activity: (1) :**			
Food and Management Services			
North America	3,003	(6%)	3,183
United Kingdom and Ireland	949	(1%)	955
Continental Europe	694	6%	655
Rest of the World	68	(1%)	66
Remote Sites	95	3%	92
Service Vouchers and Cards	132	(10%)	146
River and Harbor Cruises	30	5%	28
Holding Companies	34	(31%)	49
	5,005	**(3%)**	**5,176**
• **By Geographic Region: :**			
North America	3,092	(6%)	3,277
United Kingdom and Ireland	957	(1%)	968
France	358	7%	335
Rest of Europe	414	4%	399
Rest of the World	184	(7%)	197
	5,005	**(3%)**	5,176
EBITA (before corporate expenses):			
• **by Operating Activity: (1):**			
Food and Management Services			
North America	297	0%	295
United Kingdom and Ireland	14	(86%)	102
Continental Europe	140	8%	129
Rest of the World	7		0
Remote Sites	26	(13%)	30
Service Vouchers and Cards	77	26%	61
River and Harbor Cruises	2	(73%)	7
Holding Companies	(35)	(7%)	(38)
	528	**(10%)**	586

(1) Activities reflect the Group's internal management reporting structure: where the Remote Sites activity is secondary to the Food and Management Services activity, it has been included with the principal activity.

Group Employees	Year ended August 31, 2002	Change	Year ended August 31, 2001
by Geographic Zone:			
North America	117,689	(2%)	120,147
United Kingdom and Ireland	61,835	(2%)	63,142
France	30,334	4%	29,051
Rest of Europe	49,438	4%	47,467
Rest of the World	55,845	4%	53,662
	315,141	1%	313,469

IV ANALYSIS OF THE INCOME STATEMENT, BALANCE SHEET AND STATEMENT OF CASH FLOWS

Note 1) – Financial Expense, Net

	Year ended August 31, 2002	Year ended August 31, 2001
• Interest income	39	34
• Net variation in financial provisions	(26)	2
• Net exchange gains	1	1
• Interest expense	(180)	(159)
	(166)	(122)

The increase in financial provisions arises mainly from the recording of a provision of EUR 19 million on SODEXHO ALLIANCE shares acquired during the last two fiscal years to be used for employee stock option programs (see note 2 – exceptional items).

Interest expense primarily included EUR 80 million of interest expense on the debt arranged in April 2001 and interest of EUR 58 million on the 1996, 1999 and 2002 bond issuances, and financial costs of EUR 11 million incurred in connection with various intercompany swap arrangements.

Note 2) – Exceptional Items

Exceptional items of EUR 23 million mainly include the following items:

- a gain of EUR 49 million on the sale of our kitchen equipment business (LOCKHART) in the United Kingdom;
- income of EUR 37 million from the reduction of the stock compensation liability recorded in connection with the acquisition of the remaining shares of SODEXHO MARRIOTT SERVICES, Inc.

  The stock compensation liability recorded related to the transformation of the SODEXHO MARRIOTT SERVICES stock options, which were unvested as of the transaction date, into equivalent stock options in SODEXHO ALLIANCE shares. This liability was calculated at the acquisition date based on a share price of EUR53,47. A portion of this exceptional income resulted from our purchase on the open market for a lower price of SODEXHO ALLIANCE shares to be used for the stock option program. The remaining amount resulted from a decrease in the amount of provision required for "in the money" options as a result of the decline in the price of SODEXHO ALLIANCE shares;

- restructuring costs totaling EUR 11 million, for loss contracts, and receivables and fixed asset writedowns as part of a restructuring program in the United Kingdom ;

- the recording of a EUR 11 million provision for defense costs related to a discrimination lawsuit filed by ten current and former SODEXHO, INC. Employees.

- The EUR 32 million loss (EUR 22 million net of tax) relating to our subsidiary LAND TECHNOLOGY where assets related to revenues for which realization was uncertain were recorded during the period from 1999 through February 28, 2002. The impact of restating net income for the last three fiscal years would have been as follows:

Fiscal year	Reported net income	Restatement	Net income, net of restatement
1999-2000	85	(6)	79
2000-2001	138	(10)	128
2001-2002	183	19	202

The main income statement items affected were revenues for an amount of EUR (9) million in fiscal 1999-2000 and EUR (15) million in fiscal 2000-2001. In the balance sheet, the main impact was in accounts receivable.

Note 3) – **Income Tax Provision**

Following is a reconciliation of income taxes computed at SODEXHO ALLIANCE's statutory rate to the actual income tax provision for the year ended August 31, 2002.

Income before exceptional items, income taxes, income from equity investees and goodwill amortization	362
Exceptional items	23
Income before taxes	**385**
SODEXHO ALLIANCE tax rate	35.43%
Theoretical tax provision	**(136)**
• Effect of differing jurisdictional tax rates	9
• Permanent differences	4
• Other tax	4
• Net operating loss carryforwards utilized in the current year but generated in prior years and not previously recognized	3
• Current year non-recognition of net operating loss carryforwards	(8)
Actual tax provision	**(124)**
Current income taxes	(119)
Deferred income taxes	(5)
Sub-total	(124)
Withholding tax	(2)
Total income tax	(126)

Note 4) - Goodwill

	August 31, 2001	Additions during the year	Disposals during the year	Translation adjustments	August 31, 2002
Cost	1,882	43	11	(69)	1,845
Accumulated amortization	(172)	(67)	(6)	4	(229)
Net book value	**1,710**	**(24)**	**5**	**(65)**	**1,616**

Principal goodwill amounts were as follows:

	August 31, 2002		
	Gross value	Accumulated Amortization	Net book value
Sodexho, Inc. (formerly Sodexho Marriott Services, Inc.)	940	57	883
Sodexho Services Group (formerly Gardner Merchant Group)	272	69	203
Wood Dining Services	100	4	96
Sodexho Pass do Brazil (consolidated)	63	10	53
Sodexho Management Services (formerly Marriott UK)	56	9	47
Sogeres	56	2	54
Sodexho Scandinavian Holding AB	54	9	45
Sodexho España	28	7	21
Sodexho Belgique	23	8	15
Tillery Valley Foods	23	4	19
Luncheon Tickets	22	3	19
Sodexho Italie	18	2	16
Universal Services	17	2	15
Other goodwill	173	43	130
Total goodwill	**1,845**	**229**	**1,616**

Note 5) - Intangible Assets

	August 31, 2001	Additions during the year	Disposals during the year	Changes in consolidation scop	Translation adjustments	August 31, 2002
Market Shares:						
North America (FMS)	1 987				(136)	1,851
North America (RS)	48				(4)	44
United Kingdom, Ireland	595				(6)	589
Netherlands	86					86
Sweden	75				3	78
Australia	11				(1)	10
France	137					137
• **Total Cost**	2,939				(144)	2,795
Diminutions in value	(1)					(1)
• **Net book value**	2,938				(144)	2,794
Other Intangible Assets:						
Cost	117	83	7	7	(9)	191
Accumulated amortization and diminutions in value	(34)	(17)	(4)		2	(45)
• **Net book value**	83	66	3	7	(7)	146
TOTAL:						
Cost	3,056	83	7	7	(153)	2 986
Accumulated amortization and diminutions in value	(35)	(17)	(4)		2	(46)
• **Net book value**	3,021	66	3	7	(151)	2,940

FMS : Food and Management Services
RS : Remote Sites

Note 6) - Property, Plant and Equipment

	August 31, 2001	Additions during the year	Disposals during the year	Changes in consolidation scop	Translation adjustments	August 31, 2002
LAND						
Cost	8					8
Diminutions in value						
• **Net book value**	8	0	0	0	0	8
BUILDINGS						
Cost	71	2	1	5	(2)	75
Diminutions in value	(28)	(4)	(1)	(3)	1	(33)
• **Net book value**	43	(2)	0	2	(1)	42
FACILITIES AND FIXTURES						
Cost	95	14	15	32	(4)	122
Diminutions in value	(54)	(13)	(11)	(17)	2	(71)
• **Net book value**	41	1	4	15	(2)	51
PLANT AND MACHINERY						
Cost	330	71	62	36	(15)	360
Diminutions in value	(216)	(51)	(52)	(18)	9	(224)
• **Net book value**	114	20	10	18	(6)	136
VEHICLES						
Cost	94	9	12	1	(5)	87
Diminutions in value	(73)	(9)	(10)		5	(67)
• **Net book value**	21	0	2	1	0	20
OFFICE AND COMPUTER EQUIPMENT						
Cost	193	21	12	(12)	(12)	178
Diminutions in value	(129)	(28)	(18)	5	8	(126)
• **Net book value**	64	(7)	(6)	(7)	(4)	52
OTHER FIXED ASSETS						
Cost	131	37	23	(49)	(2)	94
Diminutions in value	(51)	(10)	(7)	22	0	(32)
• **Net book value**	80	27	16	(27)	(2)	62
TOTAL						
Cost	922	154	125	13	(40)	924
Diminutions in value	(551)	(115)	(99)	(11)	25	(553)
• **Net book value**	371	39	26	2	(15)	371

- <u>Capital Leases</u>

Assets recorded under capital lease arrangements totaled EUR 44 million as of August 31, 2002.

Note 7) - Financial investments

	August 31, 2001	Increases/ (decreases) during the year	Changes in consolidation scope	Translation adjustments	August 31, 2002
Investment securities					
Cost	20	(1)			19
Diminutions in value	(9)				(9)
• **Net book value**	**11**	(1)	0	0	**10**
Other investments					
Cost	25	(1)			24
Diminutions in value	(2)	1			(1)
• **Net book value**	**23**	0	0		**23**
Receivables from investees					
Cost	19	(5)			14
Diminutions in value	(6)	6			0
• **Net book value**	**13**	1	0	0	**14**
Loans receivable (*)					
Cost	8	(1)			7
Diminutions in value					
• **Net book value**	**8**	(1)	0	0	**7**
Deposits and other (*)					
Cost	13				13
Diminutions in value					
• **Net book value**	**13**	0	0	0	**13**
Total financial investments					
Cost	85	(8)			77
Diminutions in value	(17)	7			(10)
• **Net book value**	**68**	(1)	0	0	**67**

(*) These items are included in working capital in the cash flow statement.

- Significant investment securities

  Significant investment securities include a EUR 4 million investment in 15.8% of STADIUM AUSTRALIA MANAGEMENT, a EUR 3 million investment in 9.3% of SODEX JAPAN COMPANY LTD and a EUR 1 million investment in 10.7% of SOCIETE PRIVEE DE GESTION.

Note 8) - **Investments in Equity Investees**

Companies accounted for under the equity method are listed in note VI-6 - Consolidation scope.

	August 31, 2001	Current year net income (loss)	Changes in consolidation scope	Translation adjustments and other	Gross balance August 31, 2002	Diminution in value, August 31, 2002
Equity method investees	13	4	(4)	(2)	11	0

The value of investments in equity investees was as follows:

	As of and for the year ended August 31, 2002		As of and for the year ended August 31, 2001	
	Share of net income (loss)	Book value	Share of net income (loss)	Book value
Attendo Care			(1)	
Corrections Corporation of America (until December 31, 2000)			(1)	
Saggel Holding	2	4	1	3
BAS Chile	0	5		
Serco Sodexho Defence Services Pty	(1)	(2)	(2)	(4)
Agecroft Prison Management	0	(1)	(1)	(1)
Other	3	5	2	8
Total	4	11	(2)	6

Note 9) - **Inventories and work in progress**

Inventories principally comprise food and other consumable items with a high turnover rate and are valued on a first in first out basis. As of August 31, 2002, the gross value of inventories amounted to EUR 172 million.

Note 10) - **Prepaid Expenses, Other Receivables and Other Assets**

	Gross value, August 31, 2002	Diminutions in value, August 31, 2002	Gross value, August 31, 2001	Diminutions in value August 31, 2001
Advances	10		7	
Other operating receivables	238	(2)	238	(1)
Investment receivables	1		10	
Financing receivables	1		3	
Total other receivables	**250**	**(2)**	258	(1)
Prepaid expenses	64		54	
Deferred financing charges	29		26	
Other deferred charges (*)	155		129	
Net deferred tax asset (**)	110		101	
Total	**608**	**(2)**	568	(1)

(*) This item is classified as fixed assets in the cash flow statement.

(**) As of August 31, 2001, deferred tax assets were net of deferred tax liabilities of EUR 16 million.

Note 11) - Accounts and Other Receivables

	Gross values. August 31 2002	Diminutions in value. August 31, 2002	Net book value, August 31, 2002	Due within one year	Due from one to five years	Due after five years	Net book value. August 31, 2001
Accounts receivable	1,516	(60)	1,456	1,455	1	0	1,518
Other receivables ..	250	(2)	248	207	41	0	257
Prepayments	64	0	64	60	3	1	54

The allowance for doubtful accounts represents 4% of accounts receivable as of August 31, 2002.

Concentration of credit risk within accounts receivable is limited because of the large customer base. The Group generally does not require collateral or specific guarantees.

Note 12) - Deferred Charges

	Gross value August 31, 2002	Accumulated Amortization. August 31, 2002	Net book value, August 31, 2002	Due within one year	Due from one to five years	Due after five years	Due after five years
Deferred financing costs	37	8	29	7	21	1	26
Deferred charges	255	100	155	27	91	37	129

Deferred financing costs are amortized over the maturity period of the related debt.

As of August 31, 2002, deferred charges mainly include bid costs on long-term contracts, which are amortized over the shorter of the life of the related contract and ten years and EUR 105 million of investments in client facilities in the United States, which are amortized over the life of the related contract.

Note 13) - Deferred taxes

	August 31, 2002	August 31, 2001
Deferred tax assets	110	117
Deferred tax liabilities	(18)	(16)
Net deferred tax assets	**92**	**101**

As of August 31, 2002, deferred tax assets which were not recorded because their realization was not considered probable totaled EUR 24.8 million.

Breakdown of deferred taxes:

Deductible temporary differences	
- Staff cost provisions	94
- Other temporary differences	(21)
Net operating loss carry forwards	19
TOTAL	92

Note 14) - Deposits and marketable securities

Deposits and marketable securities include 2,647,723 shares in SODEXHO ALLIANCE purchased for a total amount of EUR 119 million. These shares are to be used to fulfill our obligation with respect to SODEXHO, INC. employees, who held SODEXHO MARRIOTT SERVICES, INC. stock options which were transformed into equivalent options to purchase SODEXHO ALLIANCE shares in connection with our acquisition of the remaining 53% of SODEXHO MARRIOTT SERVICES, INC. shares (see note 2). As a result of the decline in value of SODEXHO ALLIANCE shares as of August 31, 2002, the shares potentially in excess of those needed to fund these obligations were provisioned by EUR 19 million so as to reflect their market value as of August 31, 2002.

Deposits and marketable securities represent short-term cash investments and are stated at the lower of cost or net realizable value.

The fair values of deposits and marketable securities are shown in note IV 20.

Note 15) - Restricted cash

Restricted cash consists of funds set aside in order to comply with regulations governing the issuance of restaurant vouchers in France (EUR 145 million) and as a guarantee for certain commitments entered into by Mexican affiliates (EUR 20 million).

Note 16) - Shareholders' Equity

Changes in shareholders' equity are as follows (in millions of euro):

	Shares outstanding	Common stock	Additional paid-in capital	Retained earnings	Foreign currency translation	Treasury shares	Group net income	Shareholders' equity
Shareholders' equity, August 31, 2000.......	33,587,529	537.5	215.5	435	169	(31)	85	1,411
Stock split.....................	134,350,116							
Share capital increase......	23,209,538	92.8	925.5					1,018
Dividend payments by the holding company (net of dividends on treasury shares)				11			(85)	(74)
Net income for the period.							138	138
Changes in accounting principles......................				(5)				(5)
Foreign currency translation adjustment....................					(83)			83
Shareholders' equity, August 31, 2001............	157,559,654	630	1,141	441	86	(31)	138	2,405
Share capital increase......	1,461,762	6	50					56
Dividend payments by the holding company (net of dividends on treasury shares)				51			(138)	(87)
Net income for the period.							183	183
Foreign currency translation adjustment				3	(162)			(159)
Shareholders' equity, August 31, 2002............	**159,021,416**	**636**	**1,191**	**495**	**(76)**	**(31)**	**183**	**2,398**

Indirectly Held Treasury shares:

As of August 31, 2002, SOFINSOD had a 5.57% indirect interest in SODEXHO ALLIANCE S.A. through its 14.4% interest in the capital of BELLON SA, which in turn holds 38.69% of SODEXHO ALLIANCE S.A.

As of August 31, 2002, SOFINSOD and ETINBIS together had a 1.59% indirect interest in SODEXHO ALLIANCE S.A., through their respective 56.88% and 43.11% interests in LA SOCIETE FINANCIERE DE LA PORTE VERTE, which in turn owns 4.1% of BELLON S.A., which in turn holds 38.69% of SODEXHO ALLIANCE S.A.

Note 17) - Minority Interests

Changes in minority interests are as follows:

	August 31, 2002	August 31, 2001
Minority interests, beginning of year	**131**	525
Share capital increase	0	2
Dividends paid	(15)	(9)
Net income for the period	13	67
Change in consolidation scope	(54)	(449)
Currency translation and other	(2)	(5)
Minority interests, end of year	**73**	131

Note 18) - Provisions for Contingencies and Losses

Provisions for contingencies and losses include the following amounts:

	August 31, 2001	Increase	Release	Release without corresponding charge	Translation Differences and other	Change in consolidation scope	August 31, 2002
SODEXHO, INC. transaction-related liabilities	5						5
Payroll and other taxes	44	6	(6)	(1)	(4)		39
Contract termination costs	11	11	(7)			7	22
Client and supplier litigation	9	1	(4)		(1)		5
Employee litigation	8	14	(3)		(1)		18
Large repairs	6						6
ATTENDO CARE	6			(7)	1		0
Other	4	4	(2)		(2)		4
	93	36	(22)	(8)	(7)	7	99

The following table summarizes the net impact of the charges and releases of provisions for contingencies and losses on the fiscal 2002 income statement:

	Charge	Release
Operating	14	(13)
Financial	0	0
Exceptional	22	(17)
	36	(30)

Note 19) - **Borrowings and Financial Debt**

Future payments on borrowings and other debt balances as of August 31, 2002 were due as follows:

	Less than one	One to five years	More than five	Total
Bonds				
Euro	37	305	1,300	1,642
	37	305	1,300	**1,642**
Bank borrowings				
US dollars (1)	129	1 043	3	1,175
Euro (1)	(117)	(445)	61	(501)
Pounds Sterling (1)	129	95	0	224
Other currencies	25	16	0	41
	166	**709**	64	**939**
Capital lease obligations				
US dollars	3	9	0	12
Euro	11	23	2	36
Other currencies	0	4	0	4
	14	36	2	**52**
Other borrowings				
Euro	1	4	0	5
	1	**4**	0	**5**
Bank overdraft balances				
Euro	18			18
Pounds Sterling (1)	31			31
Other currencies	6			6
	55			55
Total	273	1,054	1,366	**2,693**

(1) Includes the effect of swaps

Note 19a) - Bond Issues

	August 31, 2001	Increase	Repayments	Translation Differences	August 31, 2002
1996 bond issue – FRF 2,000,000,000					
Principal	305				305
Accrued interest	4				4
Total	309	0	0		309
• Number of securities	400,000				400,000
1999 bond issue – €300,000,000					
Principal	300				300
Accrued interest	7				7
Total	307	0	0		307
• Number of securities	300,000				300,000
2002 bond issue – €1,000,000,000					
Principal		1,000			1,000
Accrued interest		26			26
Total	0	1,026	0		1,026
Total	616	1,026	0	0	**1,642**

€305 bond issue

On May 22, 1996, SODEXHO ALLIANCE issued 400,000 bonds with a nominal value of FRF 5,000 each (€ 762.25) representing a total of FRF 2 billion (EUR 305 million). The bonds are redeemable at par on June 7, 2004 and bear interest at 6 percent per annum, which is payable on June 7 annually. Each bond carried a warrant, entitling the bearer to purchase one SODEXHO ALLIANCE share prior to June 7, 2004 for FRF2,700, with a current exercise price of EUR 24.71 per share. There were 374782warrants and 400,000 bonds outstanding as of August 31, 2001.

€300 million bond issue

On March 16, 1999, SODEXHO ALLIANCE issued 300,000 bonds of EUR 1,000 each for total proceeds of EUR 300 million. The bonds will be fully redeemable at par on March 16, 2009. The bonds carry interest at 4.625 percent per annum, which is payable on March 16 annually. There were 300,000 bonds outstanding at August 31, 2002.

€1 billion bond issue

On March 25, 2002, SODEXHO issued bonds totaling EUR 1 billion, maturing on March 25, 2009, and carrying interest of 5.875% payable on March25 annually.

Note 19b) - Other Borrowings

At August 31, 2002, portions of thee three tranches of the credit facility negotiated with a syndicate of bank and guaranteed by SODEXHO ALLIANCE have been reimbursed as follows:

- Tranche A totaling EUR 1,932 million, of which EUR 875 million was outstanding as of August 31, 2001, has been fully reimbursed;
- USD 112 million of Tranche B, issue total of USD 930 million, has quarterly repayments over five years. Pursuant to the swap agreement described in note 20 below the U.S. dollar variable LIBOR-based rate has been swapped for a fixed rate;
- Tranche C totaling USD 150 million (available for short-term financing, working capital needs and for letters of credit and reimbursable in full in 2006), was not utilized as of August 31, 2002.

Interest rates

In accordance with Group policy, the majority of variable rate borrowings are swapped to fixed interest rates. If borrowings are arranged other than in local currency, a currency swap agreement is negotiated.

As of August 31, 2002, 92% of borrowings were at fixed rates (including those swapped) and the average interest rate for fiscal 2002 was 5.7%.

Note 20) - Financial Instruments

Swap Agreements with Notional Amounts Greater than EUR 5 million

Currency Swaps:

1) In order to match the cash flows on debt repayments with the currency of our U.K. subsidiary, the Group negotiated the following swap transactions:

   - in fiscal 1996, an amortizing cross currency swap with a maturity date of August 29, 2003 (8.3% against 5.25% in pounds sterling against euro) on an intercompany loan of EUR 305 million (EUR 214 million as of August 31, 2002); and
   - in October 1999, a cross currency swap (capped LIBOR in pounds sterling against 5.25% in pounds sterling against euro with a maturity date of August 31, 2004) on an intercompany loan of EUR 93 million (EUR 84 million as of August 31, 2002).

   The increase in the value of the sterling against the euro increased borrowings as converted to euro by EUR 33.4 million related to these instruments as of August 31, 2002.

2) In May 1999, a cross currency swap was negotiated on a loan of USD 8 million to SODEXHO DO BRAZIL repayable over 4 years (10% against 7.54% in euro against U.S. dollars).
   As of August 31, 2002, the increase in the dollar against the euro led to an increase in the debt as converted to euro of EUR 0.3 million.

3) In June 1999, a cross currency swap was negotiated on a loan of EUR 50.1 million (EUR 39 million as of August 31, 2002) to SODEXHO SCANDINAVIAN HOLDING AB (4.15% against a variable interest rate in Swedish Crowns). This swap terminates in August 2004.

4) In March 2002, a cross currency swap was negotiated on a loan of USD 309 million to SODEXHO, Inc. repayable over 5 years (6.325% against 6.5775% in euro against U.S. dollars). As of August 31, 2002, the decrease in the dollar against the euro led to a decrease in the debt as converted to euro of EUR 35.1 million.

Interest Rate Swaps:

1) Several interest rate swaps (1.8% to 5.9% against US dollar LIBOR) with the following maturities were negotiated in order to convert variable rate interest to fixed on USD 818 million drawn on Tranche B of the credit facility described above. Following are the maturities of the underlying notional amounts.

Fiscal year	2002-2003	2003-2004	2004-2005
Notional amounts (in millions of USD)	170	278	370

2) In October 1999, the Group negotiated an interest rate swap maturing in 2004 on a notional amount of EUR 68 million, which converted fixed rate debt at 5.2% to EURIBOR.

Fair Values of Financial Instruments

Following are the fair values of the Group's financial instruments as of August 31, 2002:

ASSETS	Net book value	Fair value	Difference
• Financial investments	67	73	6
• Equity method investees	11	11	0
• SODEXHO ALLIANCE shares	100	74	(*) (26)
Cash	34	34	0
Term deposits	172	172	0
Mutual funds -SICAV	197	197	0
Debt securities	38	38	0
Mutual funds – other	12	12	0
• Total	453	453	0
• Total marketable securities and other	553	527	(26)
• Restricted cash	165	165	0
Total financial instrument assets	796	776	(20)

LIABILITIES			
• Bonds			
2002 EUR 1 billion bond issuance	1,026	1,053	27
1999 EUR 300 million bond issuance	307	298	(9)
1996 EUR 305 million (FRF 2,000 million) bond issuance	309	319	10
• Total bonds	1,642	1,670	28
SODEXHO, INC borrowings	839	846	7
Swap on intercompany loan with SODEXHO SERVICES GROUP LTD	1	3	2
Swap on intercompany loan with SODEXHO HOLDINGS LTD	32	35	3
Swap on intercompany loan with SODEXHO INC	(35)	(26)	9
Other	102	100	(2)
• Total	939	958	19
• Bank overdrafts	55	55	0
• Other debt	57	57	0
• Total bank debt	2,693	2,740	47
• Other non-operating borrowings			
Debt on acquisition of 53% of SODEXHO INC	38	12	(*) (26)
Total	2,731	2,752	21

(*) part of the acquisition debt for the remaining SODEXHO MARRIOTT SERVICES, Inc. shares acquired in June 2001 was payable in the equivalent of SODEXHO ALLIANCE shares; the debt has been revalued using the price paid by SODEXHO to purchase its own shares on the open market.
The market value of SODEXHO ALLIANCE shares and the debt as of August 31, 2002 is below the EUR 26 million book value.

Note 21) - Statement of Cash Flows – Additional Information

Note 21a) - Changes in Working Capital

	Assets	Liabilities	Total Change
Inventories	(9)		
Accounts receivable, net of allowance for doubtful accounts	4		
Other operating receivables	52		
Prepaid expenses	(1)		
Accounts payable		78	
Vouchers payable		126	
Taxes and social charges payable		53	
Other operating payables		11	
Deferred revenues		6	
• **Change in working capital from operating activities**	**46**	**274**	**228**
Investment related receivables			
Investment related payables		(3)	
• **Change in working capital from investment activities**	**0**	**(3)**	**(3)**
Financing related receivables	2		
Financing related payables		1	
• **Change in working capital from financing activities**	**2**	**1**	**(1)**

Note 21b) - Acquisitions and Disposals of Tangible and Intangible Assets and Subsidiaries

	Acquisitions	Disposals	Net
Tangible and intangible assets (*)	**297**	**29**	**268**
Variation in financial investments	0	4	(4)
Total acquistions and disposals of tangible and intangible assets	**297**	**33**	**264**
Acquisitions and disposals of subsidiaries	107	61	
Less: tax on gains from disposal		(12)	
Less: cash in acquired and disposed of companies	(10)	0	
Total change in consolidation scope	**97**	**49**	**48**
	394	82	312

(*) including deferred charges classified as fixed assets

Note 22) - Commitments

• Financial guarantees to third parties	41
• Performance bonds on operating leases	62
• Client performance bonds	22
• Other commitments	18
Total	**143**

V OTHER INFORMATION

Note 1) - Compensation, Advances, Loans and Retirement Plan Commitments made to Members of the SODEXHO ALLIANCE Board of Directors (for their duties as Directors) and the Directeur Général Délégué (Group Chief Operating Officer)

- Compensation .... EUR 0.11 million
- Advances and loans: .... none
- Defined contribution retirement plan: .... EUR 0.03 million

Note 2) - Related parties

BELLON SA holds 38.69% of the capital of SODEXHO ALLIANCE. Pursuant to an agreement between BELLON SA and SODEXHO ALLIANCE, BELLON SA invoiced SODEXHO ALLIANCE EUR 3.7 million for consulting and advisory services during fiscal 2002.

SODEXHO ALLIANCE paid dividends of EUR 34.5 million to BELLON SA during fiscal 2002.

Note 3) - French Tax Consolidation

The companies included in the Sodexho Alliance tax group for French tax consolidation purposes is as follows. The annotation "N" denotes the three companies included in the tax consolidation for the first time during the current fiscal year.

- SODEXHO ALLIANCE	- S.H.M.	- S.E.V.P.T.E.
- SODEXHO France	- IFREST	- S.A.V.P.T.E.
- SOFINSOD	- SODEQUIP	- EIFFEL BRETAGNE
- ETINBIS	- R.G.C.	- BATOBUS
- ETIN	- C.I.R.	- SEINOVISION
- G. M. GROUPE	- SAGERE	- A.L.B.
- S. F. R.	- LA NORMANDE S.A.	- (N) AA DEVELOPPEMENT
- COMREST	- LA NORMANDE SARL	- (N) S.T.V.B.
- SOFOMEDI	- HEDELREST	- SODEXHO C.C.S.
- SORESCOM	- S.I.R.	- S.P.I.
- SODEXHO PRESTIGE	- HOLDING ALTYS	- UNIVERSAL SODEXHO S.A.
- OGRE	- S.I.G.E.S.	- CATESCO
- SOGEREST	- (N) S.R.R.S.	- EMIS
- COREST	- GUYANE PROPRETE	- UNIVERSAL SXO NORTH AFRICA
- S.D.A.M.	- LA SALAMANDRE	- UNIV. SXO AFRIQUE
- S.F.S.	- SIGES GUYANE	- S.F.R.S.
- S.D.T.S.	- S.M.R.S.	- S.H.T. GUYANE
- S.H.R.S.	- SODEX'NET	- S.T.R.S.
- S.B.R.S.	- LOISIRS DEVELOPPEMENT	- S.T.N.B.

Note 4) - Group employees

As of August 31, 2002, the employees of the Group were as follows:

Executives and middle management	5 759
Site managers and supervisory staff	25 614
Front line service staff and other	283 768
Total number of employees	**315 141**

VI CONSOLIDATION SCOPE

The activities of the SODEXHO GROUP are carried out autonomously in different subsidiaries in each country where the Group has a presence. Under the control of the Executive Committee, each subsidiary has an independent organizational structure with its own Board, operating, human resources and financial and administrative management.

Companies managed by SODEXHO have been fully consolidated. Companies over which SODEXHO is able to exercise significant influence have been accounted for by the equity method.

All fully consolidated companies that do not have an August 31 year-end are consolidated on the basis of financial statements prepared as at August 31 and for the twelve months then ended (fiscal year-end of SODEXHO ALLIANCE).

A number of companies having minimal impact on the true and fair view of Group's consolidated financial statements have been excluded from consolidation, notably those having revenues of less than EUR 2 million, net income or less of EUR 0.1 million and total assets of less than EUR 2 million.

The information on Group companies is limited to what is given in the table below, since further disclosure would be detrimental to the Group's interests.

A list of subsidiaries and the Group's percentage interest and the percentage of voting rights held is provided below. Unless indicated otherwise by a percentage, the Group owns 97% or more of the outstanding shares of the subsidiary.

The annotation "N" denotes the nineteen companies consolidated for the first time in fiscal 2002. Four of these companies were acquired during the year, and the remainder were newly created entities or previously consolidated companies which had been deconsolidated and have now been reconsolidated.

The annotation "EM" denotes the ten companies accounted for by the equity method. All other companies are fully consolidated.

	Metropolitan France	% interest	% voting rights	Principal activity	Country
	Société Francaise de Restauration			FMS	France
	SODERP			FMS	France
	Comrest			FMS	France
	Sofomedi			FMS	France
	Sorescom			FMS	France
	Sorepar			FMS	France
	Ogre			FMS	France
	Altys Multiservices	80 %	80 %	FMS	France
	Altys Gestion			FMS	France
EM	Saggel Holding	30 %	30 %	FMS	France
	Société Française de Services			FMS	France
	Société Française de Restauration et Services			FMS	France
	Société Marseillaise de Restauration et Services			FMS	France
	Société de Développement des Services de Proximité	92 %	92 %	FMS	France
	Sodequip			FMS	France
	Société Havraise de Restauration et Services			FMS	France
	Ifrest			FMS	France
	Ecorest	51 %	51 %	FMS	France
	Sodexho Prestige			FMS	France
	S.I.R.			FMS	France
	Ceredial	90 %	90 %	FMS	France
	Société Hotelière du Mantois			FMS	France
	C.I.R.			FMS	France
	Siges			FMS	France
	La Normande SA			FMS	France
	La Normande Sarl			FMS	France
	Hedelrest			FMS	France
	R.G.C.			FMS	France
	Sogerest			FMS	France
N	Midi Service			FMS	France
	Sagere			FMS	France
	Société Bretonne de Restauration et Services			FMS	France
	Société Thononaise de Restauration et Services			FMS	France
	Sogeres (sub-consolidation)			FMS	France
	Bateaux Parisiens (sub-consolidation)			RHC	France
	Armement Lebert Buisson			RHC	France
	Société de Restauration Nantaise	50 %		RHC	France
	Société d'exploitation des Croisières Nantaises	50 %	50 %	RHC	France
	Société des Thermes de Neyrac-les-bains			RHC	France

		% interest	% voting rights	Principal activity	Country
Metropolitan France					
	Emis			RSM	France
	Catesco			RSM	France
	Sodexho Chèques et Cartes de Services			SVC	France
EM	Adicarte	42 %	42 %	SVS	France
	Sodexho Pass International			HOL	France
	Sodexho France			HOL	France
	Universal Sodexho SA			HOL	France
	Sofinsod			HOL	France
	Etinbis			HOL	France
	Etin			HOL	France
	Gardner Merchant Groupe			HOL	France
	Loisirs Développement			HOL	France
	Holding Altys			HOL	France
	Asilbe	56 %	36 %	HOL	France
	Holding Sogeres			HOL	France
	AA Developpement			HOL	France

		% interest	% voting rights	Principal activity	Country
Americas					
	Sodexho, Inc. (sub-consolidation)			FMS	USA
	Abela Enterprises, Inc. (Wood Dining Services) (sub-consolidation)			FMS	USA
	Spirit Cruises			RHC	USA
	Delta Catering Management	49 %	49 %	RSM	USA
	Universal Sodexho USA, Inc.			HOL	USA
	Universal Services Partnership			RSM	USA
	Universal Services Enterprises LLC			RSM	USA
	Sodexho Pass USA			SVC	USA
	Energy Catering Services LLC			RSM	USA
	Universal Sodexho Empresa de Servicios y Campamentos			RSM	Venezuela
	Universal Sodexho Services de Venezuela			RSM	Venezuela
	Universal Sodexho do Brazil Comercial Ltda			RSM	Brazil
	Sodexho Do Brazil Comercial	90 %	90 %	FMS	Brazil
	Sodexho Argentina			FMS	Argentina
	Sodexho de Colombia	65 %	65 %	FMS	Colombia
	Sodexho Venezuela Alimentacion y Servicios	70 %	70 %	FMS	Venezuela
	Sodexho Costa Rica			FMS	Costa Rica
	Sodexho Mexico			FMS	Mexico
	Doyon Universal Services JV	50 %	50 %	RSM	USA
	Sodexho Peru			RSM	Peru
N	Sodexho Sitios Remotos de Peru			RSM	Peru
N, EM	BAS	33 %	33 %	FMS	Chile
N	Siges Chile			FMS	Chile
	Sodexho Chile (sub-consolidation)			FMS	Chile

		% interest	% voting rights	Principal activity	Country
Americas					
N	Sodexho Mexico servicios de personal			FMS	Mexico
N	Sodexho mantenimiento y servicios			RSM	Mexico
	Sodexho Pass do Brazil	77 %	77 %	HOL	Brazil
	Medcheque	50 %	65 %	SVC	Brazil
	Cardapio informatica	77 %		SVC	Brazil
	National administracao de restaurentes	77 %		SVC	Brazil
	Sodexho Pass do Brazil Comercial e Servicio	77 %		SVC	Brazil
	Sodexho Pass Chile			SVC	Chile
	Sodexho Pass Venezuela	64 %	64 %	SVC	Venezuela
	Sodexho Pass de Colombia	51 %	51 %	SVC	Colombia
	Luncheon Tickets	60 %	60 %	SVC	Argentina
	Promocupon			SVC	Mexico
	Prestaciones Mexicanas SA de CV			SVC	Mexico
	Sodexho Servicios Operativos			SVC	Venezuela
	Siges Guyane			FMS	France
	Société Hotelière de Tourisme de Guyane			FMS	France
	Sodex'Net			FMS	France
	Guyane Propreté			FMS	France
N	La Salamandre			FMS	France
N	Société Guyanaise de Protection et Gardiennage			FMS	France
N	Sodexho Antilles			FMS	France

		% interest	% voting rights	Principal activity	Country
Africa					
	Universal Sodexho Afrique			FMS	Tunisia
	Universal Sodexho North Africa			FMS	Tunisia
	Sodexho Nigeria			FMS	Nigeria
	Universal Sodexho Gabon	90 %	90 %	FMS	Gabon
	Sodexho Pass Tunisie	49 %	49 %	SVC	Tunisie
	Sodexho Pass Maroc			SVC	Morocco
	Sodexho Equatorial Guinea	70 %	70 %	RSM	Equatorial Guinea
	Universal Sodexho Côte d'Ivoire			RSM	Ivory Coast
	Sodexho Cameroun	70 %	70 %	RSM	Cameroon
	Universal Sodexho Congo			RSM	Congo
	Sodexho Southern Africa (sub-consolidation)	74 %	74 %	FMS	South Africa
	Sodexho Investments Ltd.			HOL	South Africa
	Sodexho Tanzanie			RSM	Tanzania

		% interest	% voting rights	Principal activity	Country
Europe					
	Sodexho Monaco			FMS	Monaco
	Sodexho Belgique			FMS	Belgium
	Altys Belgium	80 %		FMS	Belgium
	Restaura			FMS	Belgium
	Sodexho Luxembourg (sub-consolidation)			FMS	Luxembourg
	Sodexho Italia (sub-consolidation)			FMS	Italia
	Sodexho D.O.O.			FMS	Slovénie
	Sodexho Oy (Finland)			FMS	Finland
	Sodexho Scandinavian Holding AB (sub-consolidation)			FMS	Sweden
	Sodexho Espana (sub-consolidation)			FMS	Spain
N	Lisrestal	80 %	80 %	FMS	Portugal
	Sodexho Portugal Catering			FMS	Portugal
N	Sodexho Hellas	51 %	51 %	FMS	Greece
	Sodexho Catering & Services GmbH			FMS	Germany
	Eiring S.C.S. Catering Services GmbH			FMS	Germany
	Plauen Menu		90 %	FMS	Germany
	Baren Menu GmbH	90 %	90 %	FMS	Germany
	Sodexho A.O.			FMS	Russia
	Imagor Services			HOL	Belgium
	Sodexho Catering Spol Sro			FMS	Czech Republic
	Sodexho Skolni Hidelny Sro			FMS	Czech Republic
	Sodexho Spolocne			FMS	Slovakia
	Sodexho Magyarorszag Kft			FMS	Hungary
	Zona Vendeglato			FMS	Hungary
	Sodexho Toplu Yemek			FMS	Turkey
	Sodexho Polska Sp. Zoo			FMS	Poland
	Sodexho MM Catering GmbH	91 %	91 %	FMS	Austria
EM	Agecroft Prison Management	50 %	50 %	FMS	United Kingdom
	Sodexho Services Group Ltd			HOL	United Kingdom
EM	HPC Limited	25 %	25 %	FMS	United Kingdom
	Sodexho International Holdings Ltd			HOL	United Kingdom
	Keyline Travel Management			FMS	United Kingdom
	Sodexho Limited			FMS	United Kingdom
	Sodexho Prestige Limited			FMS	United Kingdom
	Universal Sodexho Scotland			RSM	United Kingdom
N	Harmondsworth Detention Services Ltd	51 %	51 %	FMS	United Kingdom
	UKDS			FMS	United Kingdom

		% interest	% voting rights	Principal activity	Country
Europe					
	Tillery Valley Foods Limited			FMS	United Kingdom
N	Rugby Hospitality 2003 Ltd	55 %	55 %	FMS	United Kingdom
	Sodexho Holding Ltd			HOL	United Kingdom
N	Sodexho Education Services Ltd			FMS	United Kingdom
	Sodexho Management Services Ltd			FMS	United Kingdom
	Cadogan Caterers Ltd			FMS	United Kingdom
	Sodexho Services Ltd			FMS	United Kingdom
	Sodexho Support Services			HOL	United Kingdom
	Universal Sodexho Norway			FMS	Norway
	Universal Sodexho Holding Ltd			FMS	United Kingdom
	Universal Services Europe Ltd			FMS	United Kingdom
	Universal Sodexho Nederlands BV			RSM	Netherlands
	Primary Management Aldershot	60 %	60 %	FMS	United Kingdom
EM	Mercia Healthcare Holding Ltd	25 %	25 %	FMS	United Kingdom
EM	South Manchester Healthcare Ltd	25 %	25 %	FMS	United Kingdom
	Sodexho Holdings – Ireland Ltd			HOL	Ireland
	Sodexho Services Limited			FMS	Ireland
	Van Hecke Catering BV			FMS	Netherlands
	Sodexho Nederland BV			FMS	Netherlands
	Sodexho Prestige BV			FMS	Netherlands
	Sodexho Catering Services BV			FMS	Netherlands
	Sodexho Pass Belgique			SVC	Belgium
	Special Event	70 %	70 %	SVC	Belgium
	Sodexho Pass Luxembourg			SVC	Luxembourg
	Sodexho Pass GmbH			SVC	Germany
	Wertgutschein – Systeme GmbH			SVC	Germany
	Sodexho Card Services GmbH	74 %	74 %	SVC	Germany
	Sodexho Pass srl			SVC	Italia
	Sodexho Pass Espana	95 %		SVC	Spain
	Ticket Menu	95 %	95 %	SVC	Spain
	Sodexho Pass Austria			SVC	Austria
	Sodexho Pass Limited			SVC	United Kingdom
	Sodexho Pass Hungaria Kft			SVC	Hungary
	Sodexho Pass Ceska Republika			SVC	Czech Republic
	Sodexho Pass Slovak Republic			SVC	Slovakia
	Sodexho Pass Polska			SVC	Poland
	Sodexho Restoran Servisleri AS	80 %	80 %	SVC	Turkey

		% interest	% voting rights	Principal activity	Country
Europe					
	Sodexho Pass Romania			SVC	Romania
	Catamaran Cruisers			RHC	United Kingdom
	Florida			HOL	Belgium
	Compagnie Financière Aurore International			HOL	Belgium
	Pakzon			HOL	Switzerland

		% interest	% voting rights	Principal activity	Country
Asia – Pacific, Middle East					
	Kelvin Catering Services	49 %	49 %	RSM	United Arab Emirates
	Teyseer Services Qatar	49 %	49 %	RSM	Qatar
	Socat LLC	50 %	50 %	RSM	Oman
	N.C.M.S.	50 %	50 %	RSM	Saudi Arabia
	Abbar & Zainy	50 %	50 %	RSM	Saudi Arabia
	SISA llc			RSM	United Arab Emirates
	Restauration Française (Nouvelle Calédonie)	72 %	72 %	FMS	France
N	Sodexho Nouvelle Calédonie			FMS	France
N	SRRS (La Réunion)			FMS	France
	Sodexho – Singapore			FMS	Singapore
	Sodexho Malaysia			FMS	Malaisia
	Sodexho - Hong Kong Ltd			FMS	Hong Kong
	Sodexho Korea Co Ltd			FMS	Korea
	Universal Sodexho Eurasia			RSM	United Kingdom
	Aims Corporation			FMS	Australia
	Universal Remote Site Services			RSM	Singapore
	PT Universal Ogden Indonesia	50 %	50 %	RSM	Indonesia
	Sodexho – Australia			FMS	Australia
EM	Serco Sodexho Defence Services Pty Ltd	50 %	50 %	FMS	Australia
EM	Rowland Sodexho Pty	50 %	50 %	FMS	Australia
	Sodexho Venues Australia Pty			FMS	Australia
EM	Serco Sodexho Defence Services New Zealand	50 %	50 %	FMS	New Zealand
N	Minesite Catering Pty Ltd			RSM	Australia
	Sodexho (Tianjing) Catering Company Ltd			FMS	China
	Sodexho Services Company Ltd Shanghai			FMS	China
	Sodexho (Suzhou) Catering Company			FMS	China
	Beijing Sodexho Catering Services Company Ltd			FMS	China
	Guangzhou Sodexho Management Services Ltd			FMS	China
	Sodexho Pass Shanghai			SVC	China
	Sodexho India			FMS	India
	Sodexho Pass Services India			SVC	India
N	Sakhalin Support Services	95 %	95 %	RSM	Russia
N	Allied Support Sakhalin			RSM	Russia

Business: FMS = Food and Management Services, RS = Remote Sites,
SVC = Service Vouchers and Cards, HOL = Holding Company,
RHC = River and Harbor Cruises

Statutory Auditors' Report on the Consolidated Financial Statements for the year ended August 31, 2002

Dear Sirs,

In compliance with the assignment entrusted to us by the General Meeting, we have audited the accompanying consolidated financial statements of Sodexho Alliance, expressed in millions of euros for the year ended August, 31, 2002.

These consolidated financial statements have been approved by the board. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of Sodexho Alliance and its subsidiaries' financial position and their assets and liabilities as of August, 31, 2002, and of the results of their operations for the year then ended in accordance with accounting principles generally accepted in France.

We have also reviewed the information given in the Group's management report We have no comments as to its fair presentation and its conformity with the consolidated financial statements.

Paris, November,14, 2002

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
Gérard Dantheny

Olivier Belnet

I ADDITIONAL INFORMATION REGARDING THE CONSOLIDATED FINANCIAL STATEMENTS

1 Financial ratios

		As of the year ended August 31, 2002	As of the year ended August 31, 2001	As of the year ended August 31, 2000
Financial independance	Long-term debt / Shareholders' equity and minority interests	1.0	0.9	0.9
Financing	Permanent capital / Long-term assets	1.0	0.9	0.9
Debt coverage (in years)	Borrowings / Cash provided by operating activities	6.9	6.8	5.4
Return on equity	Group net income / Group shareholders' equity (before Group net income for the year)	8.3 %	6.1 %	6.4%
Interest cover	EBITA / Net financial expense	3.8	4.7	4.6

2 Exchange rates as of and for the year ended August 31, 2002

COUNTRY	CURRENCY		Unit		EUR Closing rate August 31, 2002	EUR Average Rate August 31, 2001
EURO ZONE (1)	*EURO*	1	EUR	=	1.000000	1.000000
AFRICA	*C.F.A Franc (thousands)*	1	CFA	=	1.524490	1.524490
ALGERIA	*DINAR (thousands)*	1	DZD	=	12.692320	13.925504
ARGENTINA	*PESO*	1	ARS	=	0.280544	0.672984
AUSTRALIA	*DOLLAR*	1	AUD	=	0.561798	0.579702
BRAZIL	*REAL*	1	BRL	=	0.338662	0.429154
CANADA	*DOLLAR*	1	CAD	=	0.652955	0.698345
CHILE	*PESO (thousands)*	1	CLP	=	1.431660	1.617680
CHINA	*YUAN*	1	CNY	=	0.122571	0.132640
COLOMBIA	*PESO (thousands)*	1	COP	=	0.376300	0.469030
COSTA RICA	*COLON (thousands)*	1	CRC	=	2.790368	3.160289
CZECH REPUBLIC	*CROWN (thousands)*	1	CZK	=	32.847195	31.633371
DENMARK	*CROWN*	1	DKK	=	0.134677	0.134510
GHANA	*CEDI (thousands)*	1	GHC	=	0.124689	0.145512
HONG KONG	*DOLLAR*	1	HKD	=	0.130383	0.140761
HUNGARY	*FORINT (thousands)*	1	HUF	=	4.073303	4.045540
INDIA	*ROUPIE (thousands)*	1	INR	=	20.946795	22.672638
JAPAN	*YEN (thousands)*	1	JPY	=	8.594757	8.757706
KOREA	*WON (thousands)*	1	KRW	=	0.850318	0.863777
MALAYSIA	*RINGGIT*	1	MYR	=	0.267080	0.268915
MEXICO	*PESO*	1	MXN	=	0.102271	0.116945
MOROCCO	*DIRHAM*	1	MAD	=	0.095293	0.097056
NEW ZEALAND	*DOLLAR*	1	NZD	=	0.476872	0.481362
NIGERIA	*NAIRA (thousands)*	1	NGN	=	8.126778	9.488346
NORWAY	*CROWN*	1	NOK	=	0.135474	0.129300
OMAN	*RIAL*	1	OMR	=	2.642008	2.854118
PERU	*SOL*	1	PEN	=	0.280781	0.315855
POLAND	*ZLOTY*	1	PLN	=	0.245580	0.267188
POLYNESIA	*C.F.P Franc*	1	XPF	=	0.008380	0.008380
QATAR	*RIAL*	1	QAR	=	0.279104	0.301490
ROMANIA	*LEU (thousands)*	1	ROL	=	0.030591	0.034083
RUSSIA	*ROUBLE (thousands)*	1	RUB	=	32.160752	35.883849
SAUDI ARABIA	*RIAL*	1	SAR	=	0.271164	0.292724
SINGAPORE	*DOLLAR*	1	SGD	=	0.581564	0.608363
SLOVAKIA	*CROWN (thousands))*	1	SKK	=	23.036167	23.226076
SLOVENIA	*TOLAR (thousands)*	1	SIT	=	4.391873	4.485606
SOUTH AFRICA	*RAND*	1	ZAR	=	0.096764	0.105793
SWEDEN	*CROWN*	1	SEK	=	0.109014	0.107721
TANZANIA	*SHILLING (thousands)*	1	TZS	=	1.051138	1.170506
TUNISIA	*DINAR*	1	TND	=	0.738771	0.763184
TURKEY	*POUND (1 000 000 unités)*	1	TRL	=	0.624220	0.752298
UNITED ARAB EMIRATES	*DIRHAM*	1	AED	=	0.276916	0.298938
UNITED KINGDOM	*POUND*	1	GBP	=	1.574307	1.605318
UNITED STATES OF AMERICA	*DOLLAR*	1	USD	=	1.016984	1.097853
VENEZUELA	*BOLIVAR (thousands)*	1	VEB	=	0.719865	1.228810

(1) Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italia, Luxembourg, Netherlands, Portugal, Spain

3 Five year financial summary

(in millions of euro)	**As of and for the year ended August 31, 2002**	As of and for the year ended August 31, 2001	As of and for the year ended August 31, 2000	As of and for the year ended August 31, 1999	As of and for the year ended August 31, 1998
SHAREHOLDERS' EQUITY					
Group	**2,398**	2,405	1,411	1.279	1.177
Minority interests	**73**	131	525	333	251
	2,471	**2.536**	**1.936**	**1.612**	1 428
BORROWINGS					
Long-term debt	**2,420**	2.174	1,830	1.741	1.679
Short-term debt	**273**	607	179	306	270
NET FIXED ASSETS					
(including deferred charges, excluding loans and other financial assets)	5.140	5.284	4.065	3.667	3.378
CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND MARKETABLE SECURITIES (before provisions)	**1.330**	1.213	896	759	584
NET DEBT	**1.363**	1.568	1,113	1.288	1.365
REVENUES	**12.612**	11.943	10.505	9.032	6.262
EBITA	**528**	586	539	453	292
Consolidated net income (before minority interests and goodwill amortization)	**263**	249	185	216	111
Minority interests	**13**	67	69	56	4
Goodwill amortization	**67**	44	31	28	23
GROUP NET INCOME	**183**	138	85	132	84
Average number of shares [1]	**158.814.504**	138.180.536	134.262.484	133.873.969	129.643.434
Earnings per share (in euro) [2]	**1.15**	1.00	0.63	0.98	0.65
Dividends per share (in euro) [2]	**0.61**	0.56	0.56	0.45	0.34
Share price at August 31 (in euro) [2]	**29.90**	53.00	44.10	38.88	40.02
Highest share price during fiscal year (in euro) [2]	**55.75**	60.10	48.75	50.00	49.90
Lowest share price during fiscal year (in euro) [2]	**25.10**	42.00	32.05	33.20	24.35

(1) Represents the arithmetic average of the average number of shares per month. The number of shares in the first three fiscal years has been restated to take into account the March 7th, 2001 four-for-one stock split.

(2) Restated amounts as per note (1).

4 Reconciliation of French GAAP financial statements to U.S. GAAP

The Group's consolidated financial statements have been prepared in accordance with French GAAP (accounting principles generally accepted in France in accordance with CRC no. 99-02, issued June 22, 1999) which, as applied by the Group, differs in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The effects of the application of U.S. GAAP to net income and shareholders' equity are set forth in the tables below. An explanation of the main differences follows.

Reconciliation of consolidated net income (loss)

	For the year ended August 31,	
	2002	2001
	(in millions of euros)	
Net income, as reported under French GAAP	**183**	**138**
U.S. GAAP adjustments:		
Business combinations (a)	(100)	(135)
Stock-based compensation (b)	(10)	(2)
Pensions and postretirement benefits (c)	(3)	2
Investments in marketable equity securities (d)	0	(35)
Detachable stock purchase warrants (e)	(7)	(6)
Derivative financial instruments (f)	(6)	9
Foreign currency transactions	0	(8)
Treasury shares (g)	19	
Other, net (h)	(4)	(14)
Deferred income tax effect (i)	45	27
Land Technology restatement, net of taxes (j)	19	(10)
Total U.S. GAAP adjustments	(47)	(172)
Net income (loss), as determined under U.S. GAAP	**136**	**(34)**

Reconciliation of consolidated shareholders' equity

	August 31, 2002	August 31, 2001
	(in millions of euros)	
Shareholders' equity, as reported under French GAAP	2,398	2,405
U.S. GAAP adjustments:		
Business combinations (a)	(337)	(278)
Stock-based compensation (b)	(1)	(2)
Pensions and postretirement benefits (c)	(26)	22
Detachable stock purchase warrants (e)	12	19
Derivative financial instruments (f)	(16)	(10)
Treasury shares (g)	(100)	(29)
Other, net (h)	15	21
Deferred income tax effect (i)	(65)	(100)
Land Technology restatement (j)		(19)
Total U.S. GAAP adjustments	(518)	(376)
Shareholders' equity, as determined under U.S. GAAP	1,880	2,029

Condensed U.S. GAAP statement of operations

	For the year ended August, 31 2002	[1]2001 Restated (j)
	(in millions of euros)	
Revenues	12,618	7,557
Other operating income	78	24
Operating expenses, excluding goodwill and intangible assets amortization	(12,166)	(7,284)
Goodwill and intangible assets amortization	(126)	(144)
Operating income	404	153
Interest expense	(203)	(109)
Equity in income (loss) of investees	6	2
Other non-operating income (expense)	33	(7)
Income before income taxes, minority interest and extraordinary item	240	39
Income tax expense	(91)	(61)
Minority interest in net income of consolidated subsidiaries	(13)	(9)
Income (loss) before extraordinary item	136	(31)
Extraordinary loss on extinguishment of debt	-	(3)
Net income (loss)	136	(34)

[1] For fiscal 2001, the most significant differences between the amounts reported in accordance with French GAAP and those reported under US GAAP relate to the accounting for Sodexho, Inc. (formerly, Sodexho Marriott Services, Inc.), which was recorded under the equity method of accounting for U.S. GAAP until the purchase of the 53% of the shares held by third parties on June 20, 2001

Condensed U.S. GAAP balance sheet

	August 31, 2002	2001 Restated (j)
	(in millions of euros)	
ASSETS		
Current assets		
Cash and cash equivalents	1,044	1,033
Restricted cash	165	152
Accounts receivable	1,457	1,493
inventories	170	192
Deferred tax assets	79	93
Other current assets	272	260
Total current assets	**3,187**	**3,223**
Fixed assets, net	429	436
Goodwill and intangible assets, net	4,514	4,815
Other non-current assets	373	346
Total assets	**8,503**	**8,820**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	291	625
Accounts payable	1,255	1,268
Vouchers payable	732	729
Accrued expenses and other current liabilities	1,089	1,113
Total current liabilities	**3,367**	**3,735**
Long-term debt	2,507	2,232
Other long-term liabilities	304	162
Deferred tax liabilities	372	531
Minority interests	73	131
Shareholders' equity	1,880	2,029
Total liabilities, minority interest and shareholders' equity	**8,503**	**8,820**

Notes to reconciliation of consolidated net income and consolidated shareholders' equity

(a) Business combinations

Under French GAAP, all of the Group's business combinations are accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill, which is amortized over its estimated useful life. Where the Group has established a strong presence in a geographic market through an acquisition, an additional intangible asset, market share, is recorded in the allocation of purchase price. In accordance with French GAAP, this market share intangible asset is not amortized. However, it is evaluated annually for impairment. Deferred taxes are not recorded with respect to goodwill or market share under French GAAP.

Under U.S. GAAP, all of the Group's business combinations are accounted for as purchases. In accordance with APB 16, "Business Combinations", and related interpretations (SFAS 141 effective July 1, 2001), the cost of an acquired company is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In accordance with U.S. GAAP, customer relationships, trademarks, workforce (for acquisitions completed prior to July 1, 2001), and software intangible assets have been identified with respect to the Group's acquisitions. As a result, part of what was allocated to market share and goodwill under French GAAP is reallocated to these identified intangible assets for U.S. GAAP. The remaining excess of cost over fair value of the net assets acquired is recorded as goodwill. In accordance with APB 17 (SFAS 142 effective September 1, 2001) all intangible assets acquired, including goodwill (through fiscal 2001; thereafter it is no longer amortized), customer relationships, trademarks, software and assembled workforces (through fiscal 2001; thereafter it has been reclassified to goodwill and is no longer amortized), are amortized over their estimated useful lives. A deferred tax liability is recorded with respect to all intangible assets except goodwill. Generally, the amount assigned to goodwill is increased by an amount equal to the deferred taxes recorded.

(b) Stock-based compensation

The stock-based compensation adjustment primarily relates to the accounting for the Sodexho Alliance International Employee Stock Ownership Plan. On October 18, 2001, the Board of Directors issued 1,385,848 shares at an issue price of €44.10 per share for United States employees and €41.51 for other employees.

Under French GAAP, these transactions are recorded directly in equity upon issuance. Under US GAAP, the plan is considered compensatory and, therefore, results in the recognition of compensation expense for the difference, if any, between the fair value, as determined on the measurement date, and the purchase price of the shares. Total compensation expense recognized under US GAAP with respect to this plan was €11 million for the year ended August 31, 2002.

(c) Pensions and postretirement benefits

The Group's benefit obligations relating to defined benefit pension and retirement indemnity plans are recorded as a liability in the balance sheet. For funded plans to which the subsidiary makes a contribution, the amount of the contribution is recorded as the annual expense of the plan.

Under U.S. GAAP, the Group accounts for its pension plans in accordance with SFAS 87, "Employers' Accounting for Pensions." Transition obligations have been calculated as of September 1, 1999 as permitted for companies outside the United States and have been amortized over a period of 15 years from the initial implementation date of SFAS 87 in 1989 for pensions and of SFAS 106 in 1995 for other post retirement benefits. For the funded plans where the accumulated benefit obligation exceeded the fair value of the plan assets as of August 31, 2002, an additional minimum liability has been recorded, with a corresponding entry recorded net of tax as other comprehensive income, a component of shareholders' equity. For the funded plans which were in a net asset position as of August 31, 2001, the amount of expense computed under SFAS 87 was lower than that recorded by the Group subsidiary.

(d) Investments in marketable equity securities

The adjustment for investments in marketable equity securities relates principally to the Group's investment in Corrections Corporation of America ("CCA"). Under French GAAP, this investment was considered an investment in a non-consolidated company. Due principally to the uncertainty of the outcome of litigation between CCA and some of its shareholders, the investment was fully provisioned in fiscal 2000. During fiscal 2001, Sodexho Alliance received €11 million in dividends from CCA and sold its investment, which generated an additional loss of €3 million, net of taxes.

As of August 31, 2000, the Group's investment in CCA was considered available-for-sale under U.S. GAAP. Accordingly, under U.S. GAAP the Group's investment in CCA was written down to its market value as of August 31, 2000 which resulted in a lower write-down than under French GAAP in that year. The decline was considered other than temporary and, therefore, was recognized in earnings of the period. During fiscal 2001, when the investment was sold, an additional charge was recorded under U.S. GAAP to reflect the incremental decline in value from the August 31, 2000 until the sale date.

Under U.S. GAAP, the Group wrote down its investment in CCA to its quoted market value of €35 million as of August 31, 2000 resulting in the recognition of a loss amounting to €32 million for U.S. GAAP for the year ended August 31, 2000. Under French GAAP, the Group recorded a provision and corresponding loss of €72 million for the year ended August 31, 2000. In addition to the €3 million loss described above, which was recognized under French and U.S. GAAP for the year ended August 31, 2001, the Group also recorded an additional loss for U.S. GAAP in fiscal 2001 of €35 million related to the carrying value of the Group's investment in CCA which remained in the U.S. GAAP balance sheet as of August 31, 2000 compared to the French GAAP balance sheet. As of August 31, 2001, the Group had divested its entire investment in CCA.

(e) Detachable stock purchase warrants

Under French GAAP, detachable stock purchase warrants issued in connection with the issuance of debt obligations are not separated and accounted for apart from the related debt instrument. Under U.S. GAAP, proceeds received for debt obligations issued with detachable stock purchase warrants are required to be allocated between the debt obligation and the stock purchase warrants. Amounts allocated to the stock purchase warrants are accounted for as additional paid in capital and debt discount. The debt discount is required to be amortized to interest expense over the life of the debt obligation by the effective interest method.

(f) Derivative financial instruments

Under French GAAP, the Group's derivative financial instruments, which primarily include interest rate and cross-currency swap agreements on debt instruments, are considered to hedge the underlying debt. Any interest rate differential is recognized as an adjustment to interest expense over the term of the related underlying debt. For swaps negotiated on inter-company debt, the difference between the amount of the debt at the period end rates and the swapped rates is recorded as debt. Where the hedge is of a net investment in a foreign subsidiary, the resulting foreign currency translation difference is recorded in the currency translation adjustment account in shareholders equity.

Under U.S. GAAP, the Group has accounted for all of its derivative financial instruments (other than those of Sodexho, Inc.) both prior and subsequent to the adoption of SFAS No. 133 at fair value with changes in fair value of instruments recognized currently in earnings. The aggregate adjustment reflected in the reconciliation of consolidated shareholders' equity and consolidated net income (loss) as of and for the year ended August 31, 2001 and 2000 for "Derivative financial instruments" is comprised entirely of derivative financial instruments accounted for at fair value.

Under U.S. GAAP, Sodexho, Inc.'s interest rate agreements have been designated as cash flow hedges in accordance with SFAS No. 133. As of August 31, 2002 and 2001, and for the fiscal years then ended, these cash flow hedges were determined to be effective hedges, and accordingly, changes in fair value are reflected in the statement of comprehensive income, a component of shareholders' equity.

(g) Treasury shares

Under French GAAP, treasury shares are recorded, at cost, as an asset in a company's balance sheet when re-purchased for re-issuance in connection with stock-based compensation plans. A provision is recorded when the shares are expected to re-issued at below their recorded cost. Upon issuance, the difference between the proceeds and the recorded cost, after giving consideration to provisions, if any, is recognized in the profit and loss account as a gain or loss. No provisions were recorded under French GAAP with respect to the Group's treasury shares for the years ended August 31, 2002 (except as described in the following paragraph), 2001, or 2000.

During the year ended August 31, 2002, the Group acquired treasury shares to be reissued in connection with the exercise of certain employee stock options. To the extent that the treasury shares were related to options whose exercise price was higher than the fair value of the shares at August 31, 2002 ("out of the money options"), the Group recorded a provision and corresponding charge, amounting to €19 million, representing the difference between the fair market value of the treasury shares as of August 31, 2002 and their cost. No provision was recorded with respect to treasury shares held for reissuance in connection with the exercise of in the money options (also see note 3.17 to the consolidated financial statements).

Under U.S. GAAP, treasury shares are recorded, at cost, as a reduction of shareholders' equity. Any difference between the recorded cost and proceeds received on a subsequent issuance of the shares is also reflected directly in equity.

(h) Other, net

Other consists of the impacts on net income (loss) and shareholders' equity for the differences between U.S. GAAP and French GAAP summarized in the table below:

	Net Income (Loss) for the Year Ended August 31,		Shareholders' Equity as of August 31,	
	2002	2001	2002	2001
Provisions for contingencies and losses	(4)	(1)	5	9
Leases	(1)	(3)	(6)	(4)
Scope of consolidation	-	(1)	(1)	(1)
Organization costs	1	(1)	-	(1)
Indirectly-held treasury shares	-	-	31	31
Deferred charges and other	-	(8)	(14)	(13)
Total – Other, net	(4)	(14)	15	21

Provisions for contingencies and losses

Provisions for contingencies and losses may be recognized when there is a possibility of loss and prudence is an important, although not the only, consideration. In general, provisions for risks and charges represent liabilities which have not been settled, or for which the settlement amount or other pertinent information is unknown, as of the balance sheet date. Such amounts are reflected as charges in the income statement in the period in which they are provisioned.

Under U.S. GAAP, provisions for contingencies and losses (liabilities) are recognized for specific existing risks when the related loss is both estimable and probable and subject to additional criteria in certain situations, such as business combinations and restructurings.

Leases

Under French GAAP, leases that transfer substantially all of the risks and rewards of ownership to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases.

Under U.S. GAAP, lease accounting is based on a series of established quantitative criteria. These criteria are: (i) the lease automatically transfers ownership of the asset to the lessee at the end of the lease, (ii) the lease contains a bargain purchase option exercisable by the lessee, (iii) the term of the lease is equal to or greater than 75% of the estimated useful life of the leased asset at lease inception and (iv) the present value of the future minimum lease payments to be made pursuant to the lease agreement represents 90% or more of the fair value of the leased asset at inception of the lease. A lease meeting any one of these criteria is required to be accounted for as a capital lease by the lessee. All other leases are required to be accounted for as operating leases.

The aggregate impact of the capitalization of leases for U.S. GAAP on total assets is an increase of €67 million and €110 million as of August 31, 2002 and 2001, respectively. The aggregate impact on total liabilities (debt) is an increase of €71 million and €111 million as of August 31, 2002 and 2001, respectively.

Consolidation

Under French GAAP, the Group does not consolidate certain insignificant subsidiaries. Under U.S. GAAP, the Group consolidates all subsidiaries which it has the ability to control regardless of significance. The net impact on the Group financial statements of consolidating these subsidiaries in U.S. GAAP was not material in any of the periods presented.

Organization costs

Under French GAAP, certain organization costs are capitalized and amortized over a period not exceeding five years. Under U.S. GAAP, organization costs are required to be expensed as incurred.

Indirectly-held treasury shares

As of August 31, 2002, Sofinsod indirectly held 5.57% of Sodexho Alliance SA, through its interest in 14.4% of the capital of Bellon SA, which held 38.69% of Sodexho Alliance.

As of August 31, 2002, Etinbis held 43.1% of the Société Financière de la Porte Verte, which held 4.1% of the capital of Bellon SA.

Under French GAAP, these outstanding common shares which are indirectly owned by consolidated subsidiaries of the Group are considered treasury shares. A portion of the Group's investment in these subsidiaries is reclassified and treated as a reduction of equity in the consolidated French GAAP financial statements. Under U.S. GAAP, these indirectly-held shares are not considered treasury shares because the subsidiaries of the Group do not control the entity which actually owns the shares in the Group. Therefore, no such reclassification between investments and shareholders' equity is made under U.S. GAAP. Indirectly-held treasury shares are considered outstanding for purposes of computing earnings-per-share under French and U.S. GAAP.

Deferred charges and other

Under French GAAP, certain costs, such as costs incurred for strategic consultancy studies and in certain cases, contract mobilization costs, can be capitalized and amortized over their estimated useful lives of three to five years, if the cost is expected to provide a future benefit. U.S. GAAP requires that such costs be expensed as incurred.

(i) Deferred income tax effect of U.S. GAAP adjustments

This reconciliation item includes the tax effects of the U.S. GAAP adjustments reflected in the reconciliations of shareholders' equity and net income (loss) except for the fiscal 2001 adjustment related to SMS, which is reflected net of taxes in the business combinations adjustment.

(j) Land Technology restatement

French GAAP requires the correction of an error to be recorded in the year in which the error is detected. US GAAP requires all prior years affected by the error to be restated. In accordance with US GAAP, the effect of the error with respect to the Land Technology subsidiary, where assets related to revenues for which realization was uncertain were recorded during the period from 1999 through February 28, 2002, has been reflected in each of the years presented.

5 Capital Spending Strategy

Sodexho's capital spending strategy objective is to develop the Group's activity, focusing on organic growth and client investments.

(in millions of euro)

	Year ended August 31, 2002	Year ended August 31, 2001	Year ended August 31, 2000
Acquisitions of property, plant and equipment and intangibles	297	233	174
Acquisitions of equity interests	107	1767	93

6 Risk Management

The group has long established clear guidelines to manage and assess risks at the appropriate level within the organization. A « Group Financial Policies » handbook is widely distributed, and is supported by clear internal delegation limits which all managers formally agree to with their hierarchical superior.

This means, for example :

- all new contracts with annual sales exceeding 5 million euro must be approved by a member of the Executive Committee ;
- development projects – whether involving capital or revenue expenditure or commitments in excess of 350,000 euro, the creation of new subsidiaries, joint ventures or partnership arrangements – are discussed with the Group Investment Committee, which comprises members of the Executive Committee and meets monthly ;
- international supply agreements are approved by the Chief Operating Officer Continental Europe and International Purchasing Manager ;
- only the Chairman and Chief Executive Officer is empowered by the Board of Directors to give Sodexho Alliance financial guarantees and performance bonds. Guarantees given by Group subsidiaries require prior approval by the Group Chief Financial Officer.

For two years, there has been considerable IT investment in the Group reporting systems. This investment, which is intended to provide our teams with management tools, allows the hierarchy to maintain appropriate control and managers to monitor their income statements, balance sheets and cash flows. Monthly reporting allows Group management to control and understand risks.

Moreover, the risk and legal managers at local and Group level work up-front with operational teams. They ensure that contractual negotiations are conducted equitably; that risks are limited to contractual service obligations with a cap and a deadline; that the appropriate risk cover is in place and that all other adequate measures are taken to transfer the risk.

A) Labor

As far as we are aware, the Group is not exposed to any particular labor risks other than those in the normal course of business.

Moreover, the Group follows a prevention and security policy.

B) Environmental risks

As a food and management services provider, our Group is exposed to a very limited number of environmental risks. The Group is continuing to develop an environmental risk prevention policy.

Moreover, the Group limits its contractual risks by inserting limited responsibility or risk transfer clauses.

C) Legal risks

The nature of the Group's activities and its international presence subject us to numerous regulations : labor, competition, company environmental, health and safety laws.

The Group has set up the required frameworks to ensure that we abide by these laws. Moreover, these rules may have a direct impact on services. For example, our Service Vouchers and Cards activity is subject to national fiscal and labor laws. Important changes in the laws permitting the issue of vouchers and cards can create new contractual opportunities or can jeopardize existing contracts.

D) Exchange and interest rate risk

Sodexho Alliance uses derivative instruments to manage risks related to interest rates and foreign exchange rate volatility.

Policies developed by the Board of Directors, the Chairman and Chief Executive Officer and the Chief Financial Officer are designed to avoid speculative risk and:

- hedge a significant majority of debt to fix interest rates;
- cover foreign exchange volatility on borrowings by any subsidiary expressed in foreign currencies;
- manage and spread counterparty risk. Transactions can only be entered into with counterparties that have an ISDA master agreement or equivalent in place with the group company concerned;
- limit the maturity of individual transactions to the contractual term of the underlying borrowings being hedged;
- limit forward currency purchasing agreements to cover food and supply procurement costs (relevant in the remote site business) to a maximum period of twelve months.

A description of all proposed transactions supported by a financial and business analysis is submitted to the Chairman and Chief Executive Officer and Group Chief Financial Officer, and as appropriate, the Board of Directors. Details of the Group's current foreign currency and interest rate derivative arrangements are given in the Financial Report (Note IV-20).

E) Insurance

The Group has set up adequate insurance cover with first rank insurers covering the risks that management, to the best of its knowledge, has identified.

7 Employee Profit Sharing

For the last five years, the Group has paid the following amounts as employee profit sharing (expressed in millions of euro):

2001-2002	2000-2001	1999-2000	1999-1998	1997-1998
8.1	8.0	6.2	5.1	6.5

8 Compensation and Benefits provided to certain Executives

For fiscal 2001/2002, the aggregate compensation (basic salaries, bonuses, and benefits-in-kind consisting of a company car and additional pension benefits) received by the six members of the Executive Committee was 2,758,902 euro.

Stock options granted to Executive Management and to the ten employees (excluding-directors) who have the largest number of stock options

	Number of call options granted	Exercise price (in euro)	Exercise date	Scheme
Options granted during fiscal 2001/2002 to the 10 employees (excluding directors) who received the largest number of stock options	245,000	47	From 01/11/2006 to 01/10/2008 included	11/01/2002
Options exercised during fiscal 2001/2002 by the 10 employees (excluding directors) who exercised the largest number of stock options	1,670	21.68	11/12/01	12/12/96
	17,996	27.11	Between 01/11/2002 and 04/18/2002	12/11/97

9 Legal Proceedings

Sodexho Pass Lebanon

In connection with the expansion of its activities in Lebanon, Sodexho Pass International SA (SPI), a subsidiary of Sodexho Alliance SA, acquired 40% of the share capital of Sodexho Pass Lebanon. Prior to the commencement of operating activities, SPI exerted its right to cancel the agreement due to a misunderstanding with one of the partners, the manager of Sodexho Pass Lebanon. The Lebanon partners are claiming damages up to $27 million from SPI. Based on the advice of external legal counsel, our exposure with respect to this case is a maximum of $400,000, and an appropriate amount has been accrued in the financial statements as of August 31, 2002.

Mc Reynolds vs. Sodexho Marriott Services, Inc.

On March 8, 2001, ten current and former employees of Marriott Management Services, Inc., which later became Sodexho Marriott Services, Inc. and is now Sodexho, Inc., filed a lawsuit alleging that they and other African-American salaried employees were discriminated against on the basis of their race. The plaintiffs' complaint alleges unspecified damages on behalf of a class of over 2,600 current and former employees of Sodexho, Inc. relating to the period commencing March 27, 1998, as well as reimbursement of plaintiffs' costs and attorneys' fees. Sodexho has denied the plaintiffs' allegations and is vigorously defending the lawsuit. On June 25, 2002, the district court certified the case as a class action for purposes of determining liability. Sodexho, Inc. has appealed this decision.

The parties to this litigation have commenced discovery. In fiscal 2002, a provision of 11 million euro was recorded for defense costs anticipated in connection with this lawsuit. A resolution of plaintiffs' claims in their favor could have a material effect on our net income.

To our knowledge at this time, no other exceptional events or legal proceedings are pending or considered probable of occuring or having occured, which would have a material impact on the financial position, the activities, the net worth or the net income of Sodexho Alliance of the Group.

SODEXHO ALLIANCE
Financial Statements

I INCOME STATEMENT

(in thousands of euro)	Year ended August 31, 2002	Year ended August 31, 2001	Year ended August 31, 2000
REVENUES	**81,445**	77,091	80.619
Other income	46,409	55,272	38 355
Purchases	(2,622)	(1,251)	(1 141)
Employee costs	(22,035)	(23,416)	(23 415)
Other external charges	(60,966)	(118.117)	(61 397)
Taxes, other than income taxes	(2,048)	(3.479)	(3 241)
Depreciation and increase in provisions	(7,334)	(5.680)	(3 208)
EARNINGS BEFORE INTEREST, EXCEPTIONAL ITEMS AND INCOME TAXES	**32,849**	(19.580)	26.072
Financial expense, net	(1,713)	139.678	(37 746)
Exceptional (expense)/income, net	(7,222)	715.887	(3 837)
Income taxes	34,846	19.092	289
NET INCOME (LOSS)	**58,760**	855.077	(15.222)

II BALANCE SHEET

ASSETS *(in thousands of euro)*	August 31, 2002	August 31, 2001	August 31, 2000
FIXED AND INTANGIBLE ASSETS, NET			
Intangible assets	16,314	20,121	16,249
Property, plant and equipment	6,733	7,539	7,461
Financial investments	4,158,957	3,619,380	1,482,721
• **Total fixed and intangible assets, net**	**4,182,004**	3,647,040	1,506,431
CURRENT AND OTHER ASSETS			
Accounts receivable, net	35,758	30,290	23,172
Prepaid expenses, other receivable and other assets	92,133	64,056	56,096
Marketable securities	140,864	46,479	15,338
Cash	21,425	158,892	4,223
• **Total current and other assets**	**290,180**	299,717	98,829
TOTAL ASSETS	**4 472 184**	3,946,757	1,605,260

SHAREHOLDERS' EQUITY AND LIABILITIES *(in thousands of euro)*	August 31, 2002	August 31, 2001	August 31, 2000
SHAREHOLDERS' EQUITY			
Common stock	636,086	630,239	537,400
Additional paid in capital	1,185,725	1,137,052	215,586
Consolidated reserves	914,818	943,860	163,670
• **Total shareholders' equity**	**2,736,629**	2,711,151	916,656
• **Provisions for contingencies and losses**	**16,602**	10,497	10,292
LIABILITIES			
Borrowings	1,644,563	1,155,948	616,048
Accounts payable	11,541	22,199	15,359
Other liabilities	62,849	46,962	46,905
• **Total liabilities**	**1,718,953**	1,225,109	678,312
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**4,472,184**	3,946,757	1,605,260

III STATEMENT OF CASH FLOW

(in thousands of euro)	**Fiscal year 2001-2002**	Fiscal year 2000-2001	Fiscal year 1999-2000
OPERATING ACTIVITIES			
Net income	58,760	855,077	(15,223)
Noncash items: depreciation and provisions*	37,730	(66,634)	88,005
Losses (gains) on disposals and other, net of tax	(5,755)	(717,362)	(455)
• Cash provided by operating activities	**90,735**	71,081	72,327
Change in working capital from operating activities	(32,825)	(5,582)	(16,609)
• Net cash flow provided by operating activities	**57,910**	65,499	55,718
INVESTING ACTIVITIES			
Tangible and intangible fixed assets	(543,026)	(2,189,748)	(318,098)
Fixed asset disposals	8,236	1,131,639	1,723
Change in other financial assets	456	230	473
Change in working capital from investing activities	(371)	536	(8 284)
• Net cash used in investing activities	**(534,705)**	(1,057,343)	(324.181)
FINANCING ACTIVITIES			
Dividends paid to parent company shareholders	(87,802)	(74,886)	(59 501)
Increase in shareholders' equity	54,520	1,014,305	3,716
Proceeds from borrowings	1,072,570	537,576	0
Repayment of borrowings	(610,146)	0	(102,897)
Change in bank overdrafts	449	2,312	40
Change in working capital from financing activities	18,877	(301,423)	340,573
• Net cash provided by (used in) financing activities	**448,468**	1,177,884	181,931
INCREASE IN NET CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	**(28,327)**	186,040	(86.532)
Net cash, cash equivalents and marketable securities as of beginning of period	205,371	19,559	106 091
Add: opening provisions	228	0	0
Net cash, cash equivalents and marketable securities as of end of period	162,291	205,371	19 559
Add: closing provisions	14,981	228	0
INCREASE IN NET CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	**(28,327)**	186,040	(86.532)

Notes to financial statements

I SIGNIFICANT EVENTS DURING THE YEAR

The International Employee Stock Option Plan closed **in October 2001** and resulted in the subscription of 1,385,848 shares by 19,000 Group employees. This increased equity by EUR 52,613,000, net of transaction costs.

On March 25, 2002, SODEXHO ALLIANCE issued bonds for a nominal amount of EUR 1 billion, consisting of certificates with a value of EUR 10,000 and EUR 100,000. The bonds have a fixed interest rate of 5.875%, payable annually on March 25.

On March 28, 2002, SODEXHO ALLIANCE increased the share capital of SODEXHO, INC, by capitalising a loan of USD 310,771,653 (EUR 355,277,000).

On April 3, 2002, SODEXHO ALLIANCE was listed on the New York Stock Exchange.

Creation, acquisition and sale of subsidiaries:

- During the fiscal year, SODEXHO ALLIANCE created the following subsidiaries: SODEXHO SITIOS REMOTOS PERU SAC, SODEXHO ANTILLES SAS, SIGES CHILI SA
- **On November 6, 2001**, SODEXHO ALLIANCE bought 46,000 SOGERES shares from BNP-PARIBAS. SODEXHO ALLIANCE directly holds 39,98% of this company.
- **On February 27, 2002**, SODEXHO ALLIANCE acquired 51% of INTERSTATE CATERING SA in Greece.
- **On February 28, 2002**, SODEXHO ALLIANCE sold its subsidiary SODEXHO PASS VENEZUELA to SODEXHO PASS INTERNATIONAL.
- **On April 12, 2002**, SODEXHO ALLIANCE purchased 80,10% of the company LISRESTAL in Portugal.
- **On July 31, 2002**, SODEXHO ALLIANCE was named the liquidator of the company LINSPIRE. As a result, SODEXHO ALLIANCE became the direct owner of 480,000 SODEXHO ITALIE shares, increasing its direct investment in this company from 72.71% to 98%.
- **On July 31, 2002**, SODEXHO ALLIANCE acquired 15,977,500 shares of SODEXHO HONG KONG shares, increasing its investment from 55.62% to 100%.
- **On August 30, 2002**, the company GUYANE PRESTATION was sold.

II SUMMARY OF SIGNIFICANT ACCOUNTING AND VALUATION POLICIES

The financial statements have been prepared in accordance with French law and with French generally accepted accounting principles.

- Amounts in the tables in the notes to the financial statements are expressed in thousands of euro
- Financial investments have been valued at their historical cost at the date of acquisition, less any provision for diminution in value. A possible diminution in value is determined by considering the net worth of the subsidiary, its profitability and future prospects.
- For tangible fixed assets, straight line depreciation is considered to appropriately reflect the decline in the economic value of the assets.
- The following depreciation rates are used:

• Buildings	5%
• Facilities and fixtures	10% and 20%
• Plant and machinery	between 10% and 25%
• Vehicles	25%
• Office and computer equipment	20% and 25%
• Other fixed assets	10%

- Inventories are valued on a first-in first-out basis.
- Amounts in the exceptional result are items which are not related to operating activities, as well as certain items which are exceptional by their nature but which relate to operating activities.
- The balance sheet and income statement of SODEXHO ALLIANCE include amounts for foreign branches.

III TANGIBLE AND INTANGIBLE FIXED ASSETS

	August 31,2001	Additions during the fiscal year	Disposals during the fiscal year	**August 31, 2002**
• Intangible fixed assets	24,129	1,799	2,399	**23,529**
• Tangible fixed assets	14,095	882	1,436	**13,541**
• Financial investments				
Investments	3,283,080	544,201	780	3,826,501
Loans related to investments	372,494	372,330	365,464	379,360
Other long-term investments	2,491	45	489	2,047
• Total financial investments	3,658,065	916,576	366,733	4,207,908
TOTAL	3 696 289	919,257	370,568	**4,244,978**

On March 28, 2002, SODEXHO ALLIANCE loaned its subsidiary SODEXHO, INC. USD 309,000,000. A cross-currency swap was also negotiated on this amount. The loan shown in the balance sheet is the swapped amount.

IV DEPRECIATION AND AMORTIZATION

	Depreciation & amortization, August 31, 2001	Increase/expense in fiscal year	Depreciation & amortization on disposals	**Depreciation & amortization, August 31, 2002**
Intangible fixed assets	4,008	4,180	973	7 215
Tangible fixed assets	6 557	1,396	1,145	6 808
Deferred charges	2,049	1,154	134	3 069
TOTAL	**12 614**	6,730	2,252	**17,092**

V PROVISIONS

		August 31, 2001	Charge in fiscal year	Release in fiscal year	**August 31, 2002**
• Provisions for contingencies and losses		10,497	9,328	3,223	**16 602**
• Provisions for diminution in value					
- of tangible fixed assets		0	0	0	0
- *of financial investments*		38,685	21,438	11,172	48 951
- Other		2,909	15,128	514	17 523
• Total provisions for diminution in value		41,594	36,566	11,686	**66 474**
TOTAL		52 091	45,894	14,909	**83,076**
Nature of charges and releases	- operating		604	512	
	- financial		37,383	12,262	
	- exceptional		7 907	2,135	

At August 31, 2002, the principal provisions are:

- Provision for treasury shares 14,147
- Provision for miscellaneous risks 8,921
- Provision for tax risk 1,549
- Provision for exchange losses 964

- Provision for investments, related loans, current accounts, amounts owing by and net equity risk of subsidiaries :

Sodexho Venues Australia	12,285
Sodexho Scandinavian Holding AB	7,783
Gardner Merchant Groupe France	5,464
Sodexho Australia	5,029
SDSP	4,276
Sodexho Mexico	3,140
Other	8,768

VI UNREALIZED EXCHANGE DIFFERENCES

Fully provided unrealized loses amount to EUR 964,000.

Unrealized gains amount to EUR 202,000.

VII MATURITIES OF RECEIVABLES, PREPAID EXPENSES AND LIABILITIES

RECEIVABLES AND PREPAID EXPENSES	Gross amounts	Less than 1 year	More than 1 year
Loans related to investments	379.360	362.620	16.740
Loans	1.138	0	1.138
Advances and payments on account	448	448	0
Trade receivables and related accounts	36.316	36.316	0
Other operating receivables	5.513	5.513	0
Amounts owed by subsidiaries	63.921	63.921	0
Other non-operating receivables	17.947	17.947	0
Prepaid expenses	1.498	1.498	0
TOTAL	506 141	488.263	17.878

There are no bills of exchange included in receivables.

PAYABLES	Gross amounts	Less than 1 year	More than 1 year	More than 5 years
Bonds	1.641.386	36.488	304.898	1.300.000
Amounts owed to financial institutions	0	0	0	0
Other financial debt	14	0	0	14
Client advances	161	161	0	0
Accounts payable	11.541	11.541	0	0
Other payables	34.171	29.994	4.177	0
Amounts owed to subsidiaries	28.188	28.188	0	0
Income taxes	26	26	0	0
Deferred income	102	102	0	0
TOTAL	1,715,589	106.500	309.075	1.300,014

There are no bills of exchange included in payables.

VIII RELATED COMPANY INFORMATION

	Subsidiaries	Associated and non-consolidated companies
ASSETS		
Investments	3.827.470	38
Loans related to investments	374.394	4.966
Other investments	76	0
Trade receivables and related accounts	21.824	2.209
Amounts owed by subsidiaries	63,917	1
	139	0
LIABILITIES		
Payments received on accounts	0	0
Accounts payable	3.547	90
Other operating payables	18	0
Other non-operating payables	4.181	0
Amounts owed to subsidiaries	28.161	0
INCOME STATEMENT		
Financial income	24.089	2
Financial expense	4.022	0

IX VALUATION DIFFERENCES ON FUNGIBLE CURRENT ASSETS

Deposits and marketable securities include:

- EUR 115,391,000 mutual funds valued at cost. Their market value at the end of the fiscal year is EUR 114,556,000. EUR 835,000 has been provided for as of August 31, 2002.
- The 937,740 treasury shares held by SODEXHO ALLIANCE for EUR 40,455,000 have been provisioned taking into account the average share price over the last 20 days on the Stock Exchange.
  During the fiscal year, SODEXHO ALLIANCE purchased 2,123,500 of its own shares for EUR 95,496,000 and transferred 1,825,000 shares to SODEXHO AWARDS INC for EUR 83,997,000.

X ACCRUED INCOME

Financial investments	13,548
Trade receivables and related accounts	790
Other operating receivables	277
Total	**14,615**

XI ACCRUED EXPENSES

Debt	36,487
Accounts payable	3,830
Tax, payroll and social security payables	10,425
Other payables	77
Total	**50,819**

XII PREPAID EXPENSES AND DEFERRED INCOME

Prepaid expenses of EUR 1,498,000 include amounts for insurance of EUR 763,000, fees of EUR 371,000, and rent and related charges of EUR 267,000.

Deferred income of EUR 102,000 represents services to be rendered.

XIII DEFERRED CHARGES

Deferred charges are amortized over:

- 28 months for costs of EUR 54,000 relating to an operating contract.
- 3 years for the costs of EUR 205,000 relating to the development of the SODEXHO intranet
- 10 years for the 1999 bond issuance costs totalling EUR 2,472,000
- 5 years for other loans of EUR 934,000

XIV SHAREHOLDERS' EQUITY

1 Common stock

	Number of shares	Amount in euro
As of August 31, 2001	157,559,654	630,238,616
• Conversion of 3,226 of the 1996 warrants	53,745	214,980
• Exercice of stock options	22,169	88,676
• Share capital increase for International Employee Stock Ownership Plan	1,385,848	5,543,392
As of August 31, 2002	**159,021,416**	**636,085,664**

At August 31, 2002, the common stock totalled EUR 636,085,664 and included 11,576,642 shares with double voting rights.

2 Change in shareholders' equity

(in thousands of euro)

• Shareholders' equity at close of previous fiscal year	2,711,151
• Share capital increase	59,434
• Costs relating to increase recorded in additional paid-in capital	(4,915)
• Dividend payments	(89,009)
• Dividend paid on treasury shares	1,207
• Net income for the year	58,760
Shareholders' equity at close of fiscal year	**2,736,628**

XV BONDS

1 1996 Bonds

On May 22, 1996, SODEXHO ALLIANCE issued 400,000 bonds with a nominal value of EUR 762.25 each, representing a total of EUR 304,898,000 (FRF 2 billion). Each bond carries one warrant, which after the share capital increases in December 1997 and April 1998, entitles the bearer to purchase 16.88 shares for EUR 411.61 (FRF 2,700).

The bonds will be fully redeemable at par on June 7, 2004.
The bonds carry interest at six percent per annum, which is payable in full on June 7 annually.
There were 400,000 bonds and 374,782 warrants outstanding at August 31, 2002.

2 March 1999 Bonds

On March 16, 1999, SODEXHO ALLIANCE issued 300,000 fixed-rate bonds with a nominal value of EUR 1,000 each, representing a total of EUR 300 million.

The bonds will be fully redeemable at par on March 16, 2009.The bonds carry interest at 4.625% per annum, which is payable in full on March 16 annually, and commenced on March 16, 2000.

There were 300,000 bonds outstanding at August 31, 2001.

3 March 2002 Bonds

On March 25, 2002, SODEXHO ALLIANCE issued fixed rate bonds with nominal values of EUR 10,000 and EUR 100,000, representing a total of EUR 1 billion.

The bonds carry interest at 5.875% per annum, which is payable in full on March 25 annually, commencing on March 25, 2003.

The bonds will be fully redeemable at par on March 25, 2009.

A portion of the proceeds from the bond issuance, in the amount of USD 309 million, was loaned to SODEXHO, Inc.

XVI MARKET QUOTES

(in euro)	**August 31, 2002**	August 31, 2001
Shares	29.90	53.00
6% bonds – June 1996	788.64	780.16
1996 warrants – June 1996	145.80	435.00
4.625% bonds - March 1999	974.19	925.50
5.875% bonds - March 2002	102.70% (1)	0.00

(1) amount expressed as a percentage of the nominal value of the shares (EUR 10,000 or EUR 100,000)

XVII ANALYSIS OF NET REVENUES

(in thousands of euro)	
By activities	
• Food and management services	21,788
• Holding Company Services	58,271
• Other	1,386
	81,445
By geographic area	
• Mainland France	71,498
• French Overseas Departments and Territories	9,947
	81,445

XVIII ANALYSIS OF INCOME TAXES

	Earnings before income tax	Income tax	Earnings after income tax
Operating profit	32,849	(11,690)	21,159
Net financial (expense)/income	(1,713)	21,479	19,766
Net exceptional (expense)/income	(7,222)	25,057	17,835
Total	**23,914**	**34,846 (1)**	**58,760**

(1) *This amount principally includes French group relief of EUR 15 million and worldwide group relief of EUR 14 million.*

XIX CAPITAL LEASES

	Buildings	Fixtures and fittings, plant and machinery	Vehicles	Office equipment	Total
Original cost	9,942	2,233	76	13	12,264
Acquisitions	0	0	48	83	131
Disposals	0	0	0	0	0
• **Total**	**9,942**	**2,233**	**124**	**96**	**12,395**
DEPRECIATION					
Accumulated depreciation August 31, 2001	2,188	1,212	80	23	3,503
Disposals	0	0	0	0	0
Charge for the fiscal year	882	668	10	20	1,580
• **Total**	**3,070**	**1,880**	**90**	**43**	**5,083**
LEASE PAYMENTS SETTLED TO DATE					
Total for prior fiscal years	3,498	1,357	209	11	5,075
Disposals	0	0	(110)	0	(110)
Payment for the period	1,513	724	11	22	2,270
• **Total**	**5,011**	**2,081**	**110**	**33**	**7,235**
OUTSTANDING LEASE PAYMENTS					
Less than one year	1,498	702	14	24	2,238
More than one year and less than five years	5,763	292	21	34	6,110
More than five years	1,791	2	0	0	1,793
• **Total**	**9,052**	**996**	**35**	**58**	**10,141**
RESIDUAL VALUES					
Less than one year	0	0	0	1	1
More than one year and less than five years	0	0	0	0	0
More than five years	0	0	0	0	0
• **Total**	**0**	**0**	**0**	**1**	**1**
AMOUNT EXPENSED DURING THE YEAR	**1,502**	**744**	**11**	**22**	**2,279**

XX FINANCIAL COMMITMENTS

Commitments given	
• Guarantees and deposits	1,298,305
Commitments on behalf of subsidiaries and associated and non-consolidated companies included in guarantees and deposits	1,296.118
Support letters	2,556
Tender guarantees	1.800
Pension commitments	819
Commitments received	
• Guarantees and deposits	1.607.523

Financial instrument commitments

In order to match the cash flows on debt repayments with the currency of an operating subsidiary in the UK, SODEXHO ALLIANCE negotiated two cross currency swaps in fiscal 1995/1996, an amortizing cross currency swap (8.3% against 5.25% in pounds sterling against euro) on an intercompany loan of EUR 305 million (EUR 214 million as of August 31, 2002), and in October 1999 (capped LIBOR in pounds sterling against 5.25% in pounds sterling against euro on an intercompany loan of EUR 93,000,000 (EUR 84,000,000 as of August 31, 2002)).

In March 2002, a cross-currency swap was negotiated on a loan of USD 309,000,000 to SODEXHO INC repayable over five years (6.325% against 6.5775% in euro against US dollars).

In October 1999, SODEXHO ALLIANCE negotiated an interest rate swap maturing in 2004 on an amount of EUR 68,000,000, which converted fixed rate debt at 5.2% to EURIBOR.

XXI PRINCIPAL DEFERRED TAX ASSETS AND LIABILITIES

Liabilities	
• Deferred charges	3.664
• Share of expenses on parent company dividends receivable	677
Assets	
• Provision for bad debts	361
• Other provisions not currently deductible	865

The deferred tax liability arising from this deferred tax base is EUR 1,103,000.

XXII PENSION COMMITMENTS

SODEXHO ALLIANCE has no commitments in relation to pensions, supplementary retirement payments and other related payments to its employees.

Upon the retirement of an employee, the company pays the amounts agreed in the company agreement.

Amounts payable on retirement have been calculated based on the amounts earned as of the end of the fiscal year, including consideration of assumed final salaries and assumptions with respect to discounting and the employees' term of employment with the company.

These commitments, which have not been provided for in the statutory financial statements, are evaluated at EUR 819,000.

XXIII AVERAGE NUMBER OF EMPLOYEES DURING FISCAL YEAR

Managers	149
Supervisors	58
Other staff	124
Apprentices	2
Total	**333**

XXIV COMPENSATION OF DIRECTORS

The amount allocated as attendance fees to directors during the fiscal year was EUR 110,000.

XXV FRENCH TAX CONSOLIDATION

As holding company of a group of French companies, SODEXHO ALLIANCE elected to follow the French tax regime on August 30, 1988.

SODEXHO ALLIANCE is the only company liable for tax for the whole of this French group.

The subsidiaries calculate tax payable as if there were no tax consolidation. Any tax savings or expense arising from the tax consolidation is recorded in the accounts of SODEXHO ALLIANCE.

Within the tax consolidation agreeement between SODEXHO ALLIANCE and its subsidiaries, the tax savings arising from tax losses of the subsidiaries are refunded to the subsidiary if utilized before the end of the loss carry-forward period.

The amount of losses at August 31, 2002 for fiscal 2001/2002 was EUR 15,824,000, resulting in refundable tax of EUR 5,582,000.

Losses imputed to and utilized by subsidiaries in fiscal 2001/2002 amounted to EUR4,059,000, corresponding to a tax credit of EUR 1,413,000. Losses which can no longer be utilized amounted to EUR 1,640,000.

Outstanding unutilized losses at August 31, 2002 amounted to EUR 48,040,000, corrresponding to a tax credit of EUR 16,997,000.

XXVI CONSOLIDATION

SODEXHO ALLIANCE is consolidated in the accounts of BELLON SA, which has its headquarters at 5, place de la Joliette in Marseille.

XXVII EXCHANGE RATES

The exchange rates used in the table of subsidiaries and associates are the following:

Country	Currency	Unit	=	Euro
AFRICA	CFA franc (thousands)	1 CFA	=	1.5245
ALGERIA	Dinar (thousands)	1 DZD	=	12.6923
ARGENTINA	Peso	1 ARS	=	0.2805
AUSTRALIA	Dollar	1 AUD	=	0.5618
BELGIUM	Euro	1 EUR	=	1.0000
CHILE	Peso (thousands)	1 CLP	=	1.4317
FINLAND	Euro	1 EUR	=	1.0000
FRANCE	Euro	1 EUR	=	1.0000
GERMANY	Euro	1 EUR	=	1.0000
HUNGARY	Forint (thousands)	1 HUF	=	4.0783
ITALY	Euro	1 EUR	=	1.0000
JAPAN	Yen (thousands)	1 JPY	=	8.5948
KUWEIT	Dinar	1 KWD	=	3.3670
LUXEMBOURG	Euro	1 EUR	=	1.0000
MEXICO	Peso	1 MXN	=	0.1023
NETHERLANDS	Euro	1 EUR	=	1.0000
NIGERIA	Naira (thousands)	1 NGN	=	8.1268
POLYNESIA	CFP franc	1 XPF	=	0.00838
SAUDI ARABIA	Rial	1 SAR	=	0.2712
SINGAPORE	Dollar	1 SGD	=	0.5816
SOUTH AFRICA	Rand	1 ZAR	=	0.0968
SPAIN	Euro	1 EUR	=	1.0000
SWEDEN	Crown	1 SEK	=	0.1090
TANZANIA	Shilling (thousands)	1 TZS	=	1.0511
UNITED KINGDOM	Pound	1 GBP	=	1.5743
UNITED STATES OF AMERICA	Dollar	1 USD	=	1.0170

	Common stock	Other shareholders' equity	Percentage of shares held	Book value of investment		Loans and advances given	Amount of deposits and guarantees given	Revenues from most recent fiscal year	Profit from most recent fiscal year	Dividends received during fiscal year
				Cost	Net book value					
DETAILED INFORMATION										
• **French subsidiaries**										
ASTILBE	302.438	(3.708)	85.71%	259.275	259,275	8.642			9.363	9.169
UNIVERSAL SODEXHO	30.585	18.248	99.99%	30.272	30.272				3.016	
GARDNER MERCHANT GROUPE	34.330	(32.813)	99.99%	12.348	69.385			5	909	
HOLDING ALTYS	8.016	4.567	100.00%	8.016	8.016				3.354	
HOLDING SOGERES	6.098	7.472	100.00%	107.277	107.277				(18)	
SOCIETE FRANCAISE DE RESTAURATION	10,643	1.424	93.49%	12.553	12,553	338		459.841	5.265	7.400
SOFINSOD	21.111	60.830	99.99%	71,765	71.765				13.192	11.453
SODEXHO PASS INTERNATIONAL	87.780	1.963	88.24%	77,458	77.458	177	14.847		25.307	8.690
• **French equity investees**										
SOGERES	1.872	13.673	33.98%	72,570	72.570	95	9.884	338.122	6.658	
• **Foreign subsidiaries**										
SODEXHO HOLDINGS LIMITED	492.443	185.603	69.22%	307.986	307.986	13.530			(10.546)	
CIE FINANCIERE AURORE INTERNATIONAL	58.007	90.958	99.99%	68.918	68.918				332	
SODEXHO SCANDINAVIAN HOLDING AB	57.777	(3.751)	98.50%	85.462	77,679		38,731	328.157	(1.979)	
SODEXHO SPAIN	3,467	2.739	98.86%	26.804	26.804	16	15	90.900	(730)	
SODEXHO CATERING & SERVICES GMBH	1.022	13.061	100.00%	37,507	37.507	7		106.619	486	
UK DETENTION SERVICES	24	1.814	100.00%	9.430	9,430			22.652	2.541	
SODEXHO BELGIUM	3,144	6.822	92.84%	26.887	26.887	33		165.714	3.559	2.369
SODEXHO VENUES AUSTRALIA PTY	13,712	(6.113)	100.00%	18.057	5.772			7.344	(1.526)	
SODEXHO AUSTRALIA	24.587	(6.756)	100.00%	34,098	29.069		10.675	53.866	(957)	
SODEXHO INC.	2	1.391.286	100.00%	2.377.539	2.377.539	349.034	1.045.460	5.038.405	82.757	
SODEXHO AWARDS	20	83.977	100.00%	33.997	83.997				19.517	
TOTAL										
• Other French subsidiaries				17.949	13.604	58,313	5.457			12.066
• Other foreign subsidiaries				75.006	67.122	10.821	175.406			13.731
• Other French associates										
• Other foreign associates				9.782	7.399					
TOTAL				**3.830.956**	**3.791.253**	**441,006**	**1.300.475**			**69.938**

Statutory Auditor's Report on the Financial Statements

General report

Dear Sirs,

In compliance with the assignment entrusted to us by your General Meeting, we hereby report to you, for the year ended Augut, 31, 2002 on:

- the audit of the accompanying financial statements of Sodexho Alliance, expressed in euro
- the specific verifications and information required by the law.

These financial statements have been approved by your board. Our role is to express an opinion on these financial statements based on our audit.

1. OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the company's financial position and its assets and liabilities as of August, 31, 2002, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

2. SPECIFIC VERIFICATIONS AND INFORMATION

We have also performed the specific verifications required by the law, in accordance with the professional standards applied in France.

We have no comments as to the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with the law, we have verified that the management report contains the appropriate disclosures as to the acquisition of shares and controlling interests, and together with the identity of the principal shareholders.

November, 14, 2002

Statutory Auditors

Befec-Price Waterhouse Member of PricewaterhouseCoopers Gérard Dantheny	Olivier Belnet

Special Report

Dear Sirs,

In our capacity as Statutory Auditor, we hereby report to shareholders on regulated agreements.

In accordance with Article L. 225-40 of the Commercial Code, we have been informed of the following agreement authorized by the Board of Directors.

- An agreement was concluded between Sodexho Alliance and Patrice Douce, Director, concerning the management of seminars organized by Sodexho Management Institute.
  Payments by Sodexho Alliance to Patrice Douce under this agreement for 2001/2002 amounted to EUR 13,795.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of Article 92 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We conducted our review in accordance with the professional standards applied in France. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

In application of the decree of March 23, 1967, we were also advised of the following agreements entered into in prior years, which remained in force during the year.

- Contract for assistance and advisory services between Bellon S.A. and Sodexho Alliance.
  Directors concerned: Pierre Belon, Rémi Baudin, Bernard Bellon, François-Xavier Bellon, Sophie Clamens, Nathalie Szabo and Astrid Bellon.
  During 2001/2002, Bellon S.A. invoiced Sodexho Alliance EUR 3,702,595 excluding VAT.

- Equipment rental agreement between Siges and Sodexho Alliance.
  Director concerned: Patrice Douce.
  This agreement relates to a contract for the management of penitentiary institutions in the Western region of France.
  During 2001/2002, Sodexho Alliance invoiced Siges EUR 85,873 excluding VAT.

November 14, 2002

The Statutory Auditors

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
Gérard Dantheny

Olivier Belnet

ADDITIONAL INFORMATION ABOUT SODEXHO ALLIANCE

1 Information about subsidiaries and associated companies

(in thousands of euro)	Value of investment held	Loans and advances made by the Company and not reimbursed	Total of commitments made by the Company	Dividends in fiscal year 2001/2002
SUBSIDIARIES				
French subsidiaries	587.540	67.470	20.304	48,778
Foreign subsidiaries	3.126.493	373,513	1,272,272	21,160
EQUITY INVESTEES AND NON-CONSOLIDATED COMPANIES				
French companies	72,570	95	9,384	0
Foreign companies	7,399	0	0	0
TOTAL	3,782,695	441,006	1,300,475	69,938

2 Company five year financial summary

(in euro)	[1] 2002	2001	2000	1999	1998
SHARE CAPITAL AT CLOSE OF FISCAL YEAR					
Common stock	636,085,664	630.238.616	537.400.464	535.931.152	510.184.997
Number of ordinary shares outstanding	159,021,416	157.559.654	33.587.529	33.495.697	33.465.942
Number of preferred shares outstanding (without voting rights)	-	-	-	-	-
Maximum number of potential additional common shares					
• Through conversion of bonds	-	-	-	-	-
• Through exercice of warrants and options					
- Warrants	6,243,868	6.297.613	1.619.042	1.619.058	1.619.364
- Options	107,563	162.221	202.512	222.928	242.076
ACTIVIYY AND RESULTS OF OPERATIONS FOR THE FISCAL YEAR					
Revenues	81,445,451	77,091.292	80.619.887	82.542.123	60,274,700
Earnings before income tax, employee profit sharing and increase in amortization and provisions	61,644,829	769.352.263	72.493.446	126.963.010	54.707.581
Income tax	(34,846,665)	(19,090.835)	(288.736)	(1.163.064)	(1.799.403)
Employee profit sharing	-	-	-	-	-
Earnings after income tax, employee profit sharing and increase in amortization and provisions	58,760,428	855.076.573	(15.222,658)	114,772,060	50.245.522
Distributed net income	97,003,064	89.009.481	75.236,065	59.622,338	44.896,280
EARNINGS PER SHARE					
Earnings after income tax and employee profit sharing but before increase in amortization and provisions	0.61	5.00	2.17	3.83	1.69
Earnings after income tax and employee profit sharing and increase in amortization and provisions	0.37	5.43	(0.45)	3.43	1.50
Net dividend per share (in euros)	0.61	0.56	2.24	1.78	1.34
EMPLOYEES					
Average number of employees during the fiscal year	333	300	340	536	475
Salaries paid in fiscal year	15,786,029	16,444,883	16.523.680	22,300,872	24,248 151
Amounts paid during the year for social charges	6,249,154	6.971,470	6.890.952	8.687.036	9.161.400

(1) results still to be ratified at the General Meeting of February 4th 2003

3 Distribution of earnings

(in thousands of euro)	As of and for the year ended August [1] 2002	2001	2000	1999	1998
Net income	58,760	855.077	(15.223)	114.772	50.246
Unallocated earnings brought forward	739,555	13.194	103.531	54.120	37.920
Unallocated retained earnings brought forward	1,207 (2)	350 (2)	122 (2)	0	0
Increase in legal reserve	(585)	(40.056)	0	(5.739)	(2.512)
Increase in long-term capital gains reserve	0	0	0	0	0
Decrease in long-term capital gains reserve	0	0	0	0	16.236
DISTRIBUTABLE EARNINGS	**798,937**	828.565	88.430	163.153	101.890
Payment of net dividend	97,003	89.010	75.236	59.622	44.896
Distribution tax		0	0	0	2.874
Reserves		0	0	0	0
Retained earnings	701,934	739.555	13.194	103,531	54.120
NUMBER OF COMMON SHARES	**159,021,416**	157,559.654	33,587.529	33,495,697	33,465,942
NUMBER OF SHARES WITH DIVIDEND RIGHTS	**159,021,416**	158,945,502 (3)	33.587.529	33,495,697	33,465,942
EARNINGS PER SHARE (in euro)	**0.37**	5.43	-	3.43	1.50

(1) Amounts still to be ratified at the next Annual Meeting

(2) Dividends received on Sodexho Alliance treasury shares during the fiscal year

(3) Includes 1,385,848 shares created after the balance sheet date for the Alliance International Employee Stock Option Plan and carrying dividend rights from September 1, 2000

4 Related Party Transactions

- During fiscal 2001/2002, the Board of Directors authorized the signature of an agreement between Sodexho Alliance and Patrice Douce, director, for services rendered as a speaker at Sodexho Management Institute. For fiscal 2001/2002, Sodexho Alliance paid 13,795 euro to Patrice Douce.

Two existing contracts were continued during fiscal 2001/2002 :

- Assistance and Advisory agreement between Bellon SA and Sodexho Alliance. Both companies have Pierre Bellon, Rémi Baudin, Bernard Bellon, François-Xavier Bellon, Sophie Clamens, Nathalie Szabo and Astrid Bellon as directors. For fiscal 2001/2002, Bellon SA invoiced 3,702,595 euro to Sodexho Alliance.

- Contractual agreement between Siges and Sodexho Alliance for the rental of facilities and equipment in Western France. Both companies have Patrice Douce as director. For fiscal 2001/2002, Sodexho Alliance invoiced 85,873 euro to Siges.

5. Compensation and Benefits paid by Sodexho Alliance to Directors and Group Chief Operating Officer

Pierre Bellon	€ 550,979
Rémi Baudin	€ 12,000
Astrid Bellon	€ 6,100
Bernard Bellon	€ 6,100
François-Xavier Bellon	€ 263,273
Sophie Clamens	€ 94,753
Patrice Douce	€ 439,629[1]
Paul Jeanbart	€ 12,000
François Périgot	€ 12,000
Edouard de Royère	€ 12,000
Nathalie Szabo	€ 84,099
Mark Tompkins	€ 6,100
Albert George	€ 480,437

(1) Basic salary, pension benefits and 2000/2001 and 2001/2002 bonuses

6. Options granted during fiscal 2001/2002 to Group Chief Operating Officer

LAST NAME	FIRST NAME	Number of call options granted	Exercise price (in euro	Exercise date	Plan
George	Albert	31 000	47	From 01/11/2006 to 01/10/2007 included	11/01/2002
Options exercised during fiscal 2001/2002 by Group Chief Operating Officer					
George	Albert	2 503	21.68	12/11/01	12/12/96

General information about SODEXHO ALLIANCE and its issued capital

General information about SODEXHO ALLIANCE

Legal name, headquarters

Legal name: Sodexho Alliance SA
Registered office: 3 Avenue Newton, 78180 Montigny-le-Bretonneux, France

Legal form

Sodexho Alliance is a société anonyme (joint-stock corporation), governed by articles L.210-1 to L.247-9 of the French Commercial Code and by Decree 67-236 of March 23, 1967.

Nationality

French

Duration *(article 5 of the bylaws)*

"The Company's duration is 99 years from December 31, 1974, subject to extension or earlier winding up."
Term: December 30, 2073.

Purpose (article 2 of the bylaws)

"The purpose of the Company shall be, in France, in the overseas territories and abroad, directly or indirectly, either on behalf of others, or on its own or through partnerships with others,

- the study and carrying out of all services to be performed in connection with contract catering,
- running all restaurants, bars, hotels and in general all business related to catering, hostelry, tourism, leisure and services, their property and financing,
- providing all or part of the relevant services connected with cleaning and management of sites, or office, commercial, industry, leisure, health and education buildings, and services connected with cleaning and management of all or part of facilities included in the buildings hereof,
- providing installation, maintenance, repair and replacement services related to any type of facilities,
- the economic, financial and technical study of all projects and services connected with the performance, organization and operation of the above defined businesses and specifically, all transactions involving building and all opinions and assistance connected hereof,
- the creation of all new companies and the holding in any manner in any company, whatever purpose they have,
- and in general all civil, commercial, industrial, financial and property transactions (movable and immovable) directly or indirectly related to the aforementioned purposes."

Registration

Sodexho Alliance is registered in Versailles under no. 301 940 219.

Business identifier code (APE):: 741 J

Consultation of legal documents

The bylaws, minutes of Annual Meetings, Auditors' Reports and other legal documents concerning the Company are available for consultation (preferably on appointment) at the Company's registered office, located at 3 Avenue Newton, 78180 Montigny-le-Bretonneux, France.

Fiscal year (article 17 of the bylaws)

"The fiscal year starts on September 1 of each year and ends on August 31 of the following year."

Distribution of the profits (except from article 18 of the bylaws)

"(...) 2 "Out of the net profits, reduced by prior losses if there are any, there must frst be set aside at least 5% to form the reserve fund stipulated by law; this appropriation ceases to be obligatory when the reserve fund has reached a sum equal to one tenth of the registered capital. It is resumed if, for any reason whatever, the reserve has dropped below one tenth of the registered capital

3 The distributable profit is constituted by the net profit of the fiscal year, reduced by previous losses, and by the amount set aside for the legal reserve if required, and increased by the credit balances carried forward to the next account.

Out of the distributable profit, the following amounts are successively appropriated:

a) any sum which the Annual Shareholders' Meeting - on proposal of the Board of Directors - will decide to carry forward to the following fiscal year or to assign to the creation of any extraordinary or special reserve funds, any provident or other funds with a special assignment or not.

b) the surplus is distributed among the shareholders (...)".

Shareholders' Meetings (except from article 16 of the bylaws)

1. "Shareholders' Meetings are convened and discuss business under the conditions provided for by law. They take place at the head office or at any other place specified in the call to meeting.

   Shareholders who participate in a Shareholders' Meeting through videoconferencing or other telecommunications technology enabling their identification, as defined and described in prevailing legislation, are considered as present for the calculation of the Meeting's quorum and voting majority requirements.

2. All shareholders of record, or who supply evidence of the deposit of their bearer shares two days before the Meeting (or on or by such record date nearer the meeting as the Board may fix) are entitled to attend Shareholders' Meetings in person or by proxy and to vote thereat, however many shares they hold, provided that all payments called up on their shares have been timely made.

   The right to attend or to be represented by proxy at the shareholders annual general meeting is subordinated to :

   - the registration of the shareholder when they are owners of registered shares,
   - the justification of the locking up of their shares when they are holders of bearer shares.

These formalities have to be carried out two days before the shareholders annual general meeting. However, the board of directors has the ability to reduce this delay.
The Board of Directors may issue personal, non-transferable admission cards to the shareholders:

During a Shareholders' Meeting, the personal attendance of the shareholder cancels all proxies or previous votes exercised by mail.

Any vote made by mail shall be deemed as valid if received by the Company at least three days prior to the date of the Meeting.
In case of conflict between these two ways of voting, the proxy shall prevail, subject to the votes made by mail.

3. Shareholders' Meetings are chaired by the Chairman of the Board of Directors or, in his absence, by the Vice-Chairman if any or else by the senior director present at the Meeting.

4. If no senior director is present, the Meeting itself elects a Chairman."

Double voting rights (except from article 16 of the bylaws)

"A right to a double vote, in addition to that conferred to the other shares, with regard to the proportion of the issued capital they represent, is conferred:

- upon all fully discharged shares for which a registered inscription will have been valid for a period of four years at least in the name of the shareholder himself,

- upon registered shares conferred freely upon a shareholder, in the case of a share issue paid up by capitalizing reserves, at the rate of former shares for which the shareholder profits from this right."

Disclosure thresholds (except from article 9 of the bylaws)

- If a shareholder owns directly or indirectly a number of shares representing 2.5% of the capital or any multiple thereof, he must inform the Company by registered mail within fifteen days or the shares exceeding the portion that should have been declared may be deprived of the voting right. Shareholders must also inform the Company if they cross one of the above-mentioned thresholds as a result of reducing their holdings.

General information concerning the issued capital

There are no bylaws concerning changes in the issued capital and voting rights

Five-year summary of shares and share equivalents

	2002	2001	2000	1999	1998
CAPITAL AT AUGUST 31					
Issued capital	EUR 636,085,664	EUR 630,238,616	EUR 537,400,464	EUR 535,931,152	* FRF 3,346,594,200
Common shares outstanding	159,021,416	157,559,654	33,587,529	33,495,697	33,465,942
Non-voting preferred shares outstanding	0	0	0	0	0
Potential additionnal shares to be created through:					
- conversion of bonds	0	0	0	0	0
- exercise of warrants	374,782	378,008	396,824	396,828	396,903
- exercise of stock options	107,563	162,221	202,512	222,928	242,076

* Following the April 1998 bonus share issue.

Five-year summary of changes in issued capital

Date	Type of transaction	Shares created	Aggregate par value of new shares (FRF until Aug. 31, 1999)	Additional paid-in capital (FRF until Aug. 31, 1999)	Shares outstanding after new issue	New issued capital (FRF until Aug. 31, 1999)
Aug. 31, 1997	Exercise of stock options (1,488) and of warrants (12)	1,500	150,000	1,197,375.00	7,520,133	752,013,300
Oct. 28, 1997	Exercise of warrants (1,799)	1,799	179,900	4,677,400.00	7,521,932	752,193,200
Dec. 16, 1997	Rights issue for cash (835,770)	835,770	83,577,000	1,922,271.00	8,357,702	835,770,200
April 14, 1998	Exercise of warrants (908) and stock options (870) Bonus share issue (25,078,440)	25,080,218	2,508,021,800	2,911,670.08	33,437,920	3,343,792,000
Aug. 31, 1998	Exercise of warrants (1,546) and stock options (26,476)	28,022	2,802,200	3,358,287.65	33,465,942	3,346,594,200
Feb. 23, 1999	Exercise of warrants (143)	143	14,300	80,319.25	33,466,085	3,346,608,500
June 10, 1999	Exercise of warrants (9) and stock options (224) Cash increase in issued capital before its conversion into euros (FRF 165,762,689.01)	233	23,300	28,508.59	33,466,318	EUR 535,461,088
Aug. 31, 1999	Exercise of warrants (38) and stock options (29,224)	29,379	EUR 470,084	EUR 451,836.64	33,495,697	EUR 535,931,152
Dec. 9, 1999	Exercise of warrants (4) and stock options (71,468)	71,484	EUR 1,143,744	EUR 1,178,109.76	33,567,181	EUR 537,074,896
Aug. 31, 2000	Exercise of stock options (20,348)	20,348	EUR 325,568	EUR 1,068,228.90	33,587,529	EUR 537,400,464
Oct. 13, 2000	Exercise of stock options (1,552)	1,552	EUR 24,832	EUR 58,950.13	33,589,081	EUR 537,425,296
Dec. 6, 2000	Exercise of stock options (18,020)	18,020	EUR 288,320	EUR 591,737.50	33,607,101	EUR 537,713,616
March 7, 2001	Exercise of warrants (22) and Stock options (72,624) Four for one stock split	101,112,159	EUR 1,163 724	EUR 2,091,163.19	134,719,260	EUR 538,877,040
May 14, 2001	Exercise of warrants (16,062) and Stock options (6,256) ESOP (4,728)	273,116	EUR 1,092,464	EUR 5,844,314	134,992,376	EUR 539,969,504
July 4, 2001	Issue of new shares	22,498,729	EUR 89,994,916	EUR 922,447,889	157,491,105	EUR 629,964,420
Aug. 31, 2001	Exercise of warrants (2,732) and Stock options (23,034)	68,549	EUR 274,196	EUR 1,349,699.44	157,559,654	EUR 630,238,616
Oct. 18, 2001	International ESOP	1,385,848	EUR 5,543,392	EUR 51,985,486.89	158,945,502	EUR 635,782,008
Jan. 11, 2002	Exercise of warrants (150) and Stock options (12,353)	14,852	EUR 59,408	EUR 314,564.28	158,960,354	EUR 635,841,416
Aug. 31, 2002	Exercise of warrants (3,076) and Stock options (9 816)	61,062	EUR 244,248	EUR 1,287,974.68	159,021,416	EUR 636,085,664
Oct. 1, 2002	Exercise of warrants (9)	149	EUR 596	EUR 3,082.05	159,021,565	EUR 636,086,260

Share equivalents

- Bonds with warrants

The Extraordinary Shareholders' Meeting of February 13, 1996 authorized the Board to issue bonds with equity warrants without pre-emptive subscription rights, whose aggregate par value is not to exceed 304,898,000 euros. On May 21, 1996, the Board acted on this authorization and approved the issue of 304,898,000 euros worth of bonds with warrants attached. Each of the 400,000 bonds had a par value of 762 euros and carried a warrant giving the right to subscribe one share of Sodexho common stock at a price of 412 euros until June 7, 2004.

Following the capital increase in December 1997, each warrant gave the right to subscribe 1.02 shares at a price of 412 euros.

The parity was further adjusted following the April 1998 bonus share issue, to 4.08 shares per warrant. The price was unchanged at 412 euros.

Lastly, following the four-for-one stock split on March 7, 2001, each warrant now gives the right to subscribe 16.66 shares at a price of 412 euros.

Number of warrants issued:	400 000
Warrants outstanding as of August 31, 2002	374 782
Warrants outstanding as of November 6, 2002	374 773

- Employee stock subscription options

The Extraordinary Shareholders' Meeting of February 13, 1996 authorized the Board of Directors to grant stock subscription options. A total of 107,563 options were outstanding as of August 31, 2002, representing an aggregate amount of 3,365,576 euros.

- Employee stock purchase options

The Annual Shareholders' Meeting of February 26, 2001 authorized the Board of Directors to purchase Sodexho Alliance shares on the open market for grant to employees under the Company's stock purchase option plans. This authorization was renewed by shareholders at the Annual Meeting of February 5, 2002.

A total of 2,198,138 options were outstanding as of August 31, 2002, representing an aggregate amount of 102,091,890 euros.

No other share equivalents are outstanding.

Shareholder structure

Issued capital

At August 31, 2002, Sodexho Alliance had issued capital of 636,085,664 euros, divided into 159,021,416 shares of common stock with a par value of 4 euros each, all in the same class and fully paid.

Holders of fully paid shares may elect to hold them in registered or bearer form identifiable under laws and regulations prevailing in France, and in particular under article L.228-2 of the French Commercial Code.

The most recent Euroclear survey found 45,619 holders of bearer shares and 1,041 holders of registered shares.

Shareholder structure at August 31, 2002

Known shareholders

Shareholder	Number of shares	% shares	% voting rights
Bellon SA	61,529,671	38.69	39.77
Employee	2,590,925	1.63	2.30
Société Générale (Geneval and Sivalparts)	3,001,501	1.89	1.79
Caisse des Dépôts et Consignations	7,443,903	4.68	6.21
Public	81,807,693	51.41	49.93
Sodexho Alliance	2,647,723	1.70	0
Total	159,021,416	100.00	100.00

There is no shareholders' pact.

Changes in shareholder structure over the last three years

	Aug. 31, 2002		Aug. 31, 2001		Aug. 31, 2000		Aug. 31, 1999	
	% shares	% voting rights	% shares	% voting rights	% shares	% voting rights	% shares	% voting rights
Bellon SA	38.69	39.77	39.85	38.13	40.81	39.40	41.24	39.79
Employees	1.63	2.30	0.84	1.60	1.18	2.24	1.35	2.34
Société Générale (Geneval and Sivalparts)	1.89	1.79	2.60	4.20	2.92	2.81	2.93	2.82
Caisse des Dépôts et Consignations	4.68	6.21	3.21	4.89	3.47	5.05	3.36	4.59
Public	51.41	49.93	53.09	51.18	51.42	50.50	51.12	50.46
Sodexho Alliance	1.70	0	0.41	0	0.20	0	0	0

Disclosure thresholds

If a shareholder owns directly or indirectly a number of shares representing 2.5% of the capital or any multiple thereof, he or she must inform the Company by registered mail within fifteen days or the shares exceeding the portion that should have been declared may be deprived of the voting right. Shareholders must also inform the Company if they cross one of the above-mentioned thresholds as a result of reducing their holdings.

The only shareholder other than Bellon SA which has declared that it holds more than 2.5% of the capital is Caisse des Dépôts et Consignations, with a 4.68% interest.

Information about shareholders

Pursuant to the law, the Company is entitled to obtain information about the holders of shares and share equivalents conferring on their holders the immediate or ultimate right to vote at Shareholders' Meetings.

Employee stock ownership

- Share issues in connection with the Group employee stock ownership plan

  The Extraordinary Shareholders' Meeting of February 21, 2000 renewed the authorizations given to the Board at the February 23, 1993 and February 13, 1996 Extraordinary Shareholders' Meetings to issue new Sodexho Alliance SA shares to Group employees in France through the employee stock ownership plan.

The Board of Directors has acted on this authorization as follows:

- On October 8, 1993, a total of 88,000 new shares were subscribed at a price of 120 euros.
- On October 7, 1994, a total of 25,000 new shares were subscribed at a price of 112 euros.
- On October 23, 1995, a total of 48,697 new shares were subscribed at a price of 148 euros.
- On June 14, 1996, the Board approved the creation of a new employee stock ownership plan through the purchase of Sodexho SA shares on the Paris Bourse. Payments into the plan allowed for the acquisition of 16,856 shares.
- On October 23, 1997, the Board approved the creation of another new employee stock ownership plan through the purchase of Sodexho Alliance shares on the Paris Bourse. Payments into the plan allowed for the acquisition of 16,420 shares,
- On October 22, 1998, the Board approved the creation of another new employee stock ownership plan through the purchase of Sodexho Alliance shares on the Paris Bourse. Payments were made into the plan in December 1998.
- On October 21, 1999, the Board approved the creation of another new employee stock ownership plan through the purchase of Sodexho Alliance shares on the Paris Bourse. Payments were made into the plan in December 1999.
- On December 6, 2000, the Board approved the creation of a new employee stock ownership plan through the subscription of Sodexho Alliance shares. Payments into the plan allowed for the issue of 4,728 shares.
- Funds reserved in fiscal 2000-2001 for legally mandated employee profit sharing were paid into the plan in December 2001.

- On January 11, 2002, the Board approved the creation of a new employee stock ownership plan through the subscription of Sodexho Alliance shares. Payments into the plan allowed for the issue of 4,728 shares.

Acting on the authorization granted by shareholders at the Extraordinary Meeting of December 18, 2000, the Board offered an International Employee Stock Ownership Plan (ESOP) to 150,000 employees in 22 countries. On October 18, 2001, the Board of Directors placed on record the resulting purchase by 18,726 employees of 1,385,848 shares, each with a par value of 4 euros. The subscription price was 44.10 euros per share in the United States and 41.51 euros per share in all other countries. The International ESOP is described on page 78 of the Financial Review in the 2000/2001 Annual Report.

Stock market data

1 The SODEXHO ALLIANCE share

The Sodexho Alliance share is listed on the Euronext Paris First Market, where it is traded in lots of one under Euroclear code 12122.

18-month trading data

Date			Price *(in euros)*	Avg. daily trading volume *(in thousands of euros)*
	High	Low	Average (1)	
2001				
June	56.90	47.10	52.14	39,705
July	60.10	54.40	57.77	32,624
August	59.65	51.35	56.22	24,479
September	55.50	41.00	47.80	29,474
October	55.75	43.60	50.94	25,979
November	53.10	41.65	48.19	45,694
December	48.30	44.90	46.88	21,944
2002			Price *(in euros)*	Avg. daily trading volume *(in thousands of euros)*
January	48.42	45.31	46.87	23,948
February	46.79	42.65	45.02	24,713
March	49.70	44.85	47.29	35,533
April	48.62	42.25	45.64	32,446
May	43.90	36.63	39.76	31,626
June	38.40	32.84	35.89	25,127
July	38.24	25.10	30.86	24,924
August	31.15	26.05	28.04	17,699
September	30.83	18.25	25.19	19,820
October	25.00	18.11	21.15	18,886
November	26.90	20.75	24.17	16,901

(1) Average monthly closing prices.

2 Equity warrants

The equity warrant attached to the bonds issued on May 22, 1996 is listed on the Euronext Paris Official Market, where it is traded under Euroclear code 27355. Following the December 1997 share issue, the April 1998 bonus share issue and the four-for-one stock split on March 7, 2001, each warrant now gives the right to subscribe 16.66 shares at a price of 412 euros until June 7, 2004.

18-month trading data

Date		Price *(in euros)*		Avg. daily trading volume *(in thousands of euros)*
	High	Low	Average (1)	
2001				
June	535	425	469.30	152
July	585	471	546.61	296
August	580	451	529.50	213
September	510	285	393.51	90
October	509	337	443.45	36
November	474	345	409.75	78
December	398	357	371.98	59
2002			Price *(in euros)*	Avg. daily trading volume *(in thousands of euros)*
January	400	350	378.77	20
February	378	325	355.38	30
March	427	359	396.90	57
April	405	336	370.60	405
May	359	247	291.45	57
June	260	185	220.42	40
July	245	106	154.97	503
August	149	108	124.63	29
September	146	38	95.28	76
October	71	33	45.54	26
November	88	50	71.83	39

* Average monthly closing prices.

Proposed Resolutions to be Presented by the Board of Directors to the Annual and Extraordinary Shareholders' Meeting of February 4, 2003

1 Annual Meeting

First Resolution

(Approval of the financial statements – Discharge to directors)

The Shareholders' Meeting, having heard the reports of the Board of Directors and the Auditors, approves the financial statements for the year ended August 31, 2002, as presented by the Board of Directors, which show net income for the year of EUR 58,760,427.57. The meeting also approves the consolidated financial statements for the year, showing consolidated net income of EUR 183 million.

The Shareholders' Meeting acknowledges that the Directors have discharged their duties for the year ended August 31, 2002.

Second Resolution

(Income appropriation)

In accordance with the proposal made by the Board of Directors, the Shareholders' Meeting resolves:

To appropriate net income for the year ended August 31, 2002 .... EUR 58,760,427.57

in the amount of:

plus retained eamings brought forward from the prior year of: .... EUR 740,762,249.96

Representing total income available for distribution of: .... EUR 799,522,677.53

As follows:

- Legal reserve .... EUR 584,704.80
- to raise this reserve to 10% of the new capital .... EUR 97,003,063.76

(Dividends on the 159,021,416 shares in issue, representing EUR 0.61 per share, giving rise to a tax credit of EUR 0.305)

Retained earnings .... EUR 701,934,908.97 euros

Total: .... EUR 799,522,677.53 euros

The dividend will be paid as from March 4, 2003.

Dividends paid by the Company in respect of the last three years were as follows:

Year ended August 31	2000/2001	1999/2000	1998/1999
Number of qualifying shares	158,945,502	33,587,529	33,495,697
Dividend before tax credit	0.56	2.24	1.78
Tax credit	0.28	1.12	0.89
Dividend including tax credit	0.84	3.36	2.67

Third Resolution

(Approval of agreements involving directors)

Having heard the Auditors' special report on agreements governed by Article L.225-38 of the Commercial Code, the Shareholders' Meeting approves this report and the agreements referred to therein.

Fourth Resolution

(Authorization to trade in the Company's shares)

Having heard the report of the Board of Directors and reviewed the information contained in the prospectus approved by the Commission des Opérations de Bourse, the Shareholders' Meeting authorizes the Board of Directors and any duly authorized representative of the Board to trade in the Company's shares on the stock market in accordance with the provisions of articles L.225-209 et seq. of the Commercial Code.

This authorization, which is given for a period of eighteen months, is designed to allow the Company to:

- Stabilize the Sodexho share price by buying or selling shares on the open market, trading against the underlying trend.
- Optimize the financial management of the Company and the management of its assets and liabilities.
- Make stock awards to employees, in connection with profit-sharing programs, stock option plans, Employee Stock Ownership Plans or any other program or plan provided for by law.
- Remit shares in payment or exchange for shares or assets of another company, in connection with an acquisition or otherwise.
- Cancel the shares.
- Hold the shares in treasury stock, or exchange, sell or transfer them.

The shares may be purchased, sold, exchanged or transferred by any appropriate method, on the stock market or over-the-counter or by means of derivatives. The total number of shares covered by the authorization may be purchased or transferred in a single block purchase or transfer.

The shares may be purchased, sold, exchanged or transferred at any time, subject to compliance with regulatory limits.

The maximum number of shares that may be acquired under this authorization is restricted to 10% of the Company's issued and outstanding share capital, currently 15,902,156 shares. The aggregate price paid to acquire the shares may not exceed EUR 795 million.

The Shareholders' Meeting resolves that shares purchased or sold in order to stabilize the market price of Sodexho shares may not be acquired at a price in excess of EUR 50 per share. These maximum price will be adjusted in the case of any transactions that have a dilutive effect on the Company's capital.

Full powers are given to the Board of Directors and any duly authorized representative of the Board to act on this authorization and to:

- Place any and all buy or sell orders and enter into agreements for the keeping of records of share purchases and sales as well as any and all other appropriate agreements.

- Carry out any and all filing and other formalities and generally do whatever is necessary.

This authorization cancels and replaces all earlier authorizations to the same effect, including that given in the fourth resolution of the Annual Shareholders' Meeting of February 5, 2002.

Fifth Resolution

(Re-election as director of Bernard Bellon)

The Shareholders' Meeting re-elects Bernard Bellon, whose term has expired, for a three-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2005.

Sixth Resolution

(Election as director of Charles Milhaud)

The Shareholders' Meeting elects Charles Milhaud, 11bis, rue Albéric Magnard, 75116 Paris, as director for a three-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2005.

Seventh Resolution

(Appointment of a new Statutory Auditor)

The Shareholders' Meeting appoints KPMG SA as Statutory Auditor for a six-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2008.

Eighth Resolution

(Appointment of a new Substitute Auditor)

The Shareholders' Meeting appoints Didier Thibaut de Menonville as Substitute Auditor for a six-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2008.

Ninth Resolution

(Directors' fees)

The Shareholders' Meeting resolves to award total annual fees of EUR 150,000 to the directors for the year ending August 31, 2003.

Tenth Resolution

(Authorization to issue EUR 1.2 billion in debt securities)

At the Board of Directors' motion, the Shareholders' Meeting authorizes the Board to issue bonds in an aggregate nominal amount not to exceed EUR 1.2 billion or the equivalent in foreign currencies or monetary units, as determined based on the exchange rate ruling on the date of issue.

The Shareholders' Meeting gives full powers to the Board of Directors to:

- Carry out one or several bond issues within a period of five years from the date of this meeting. The timing and amounts of said issues will be decided at the Board's discretion, subject to compliance with the aggregate ceiling specified above.
- Select the payment currency, the life, interest rate and other terms and conditions of the bonds, including the issue and redemption prices, the repayment terms, the circumstances in which the bonds may be bought back on the open market or redeemed in advance and any conversion rights to be attached to the bonds allowing holders to acquire new debt securities not carrying any future rights to acquire shares.
- Enter into any and all underwriting and placement agreements with any and all banks or other institutions, take any and all necessary measures to permit the placement of the bonds and generally do whatever is necessary.

This authorization cancels and replaces the authorization to the same effect given by the Annual Shareholders' Meeting of February 4, 2002.

2 Extraordinary Meeting

Eleventh Resolution

(Blanket authorization to issue shares and share equivalents with pre-emptive subscription rights, to be paid up in cash or by capitalizing premiums, retained earnings or otherwise)

The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, pursuant to article L.225-129-III subparagraph 3 of the Commercial Code and the other relevant provisions of company law:

1. To grant the Board of Directors the necessary powers to increase the share capital, on one or several occasions, in amounts and on dates to be determined at the Board's discretion:
   a) By issuing common shares, warrants and/or securities convertible, redeemable, exercisable or otherwise exchangeable for common shares immediately or in the future, at any time or on a fixed date, denominated in euros or foreign currencies.
   b) And/or by issuing bonus shares or raising the par value of existing shares, to be paid up by capitalizing the paid-in surplus or retained earnings or otherwise, pursuant to the provisions of the law and the Company's bylaws.
2. To grant said authorization for a period of 26 months from the date of this Meeting.
3. To limit the aggregate value of the issues that may be carried out pursuant to this authorization as follows:
   - In the case of capital increases carried out pursuant to the authorization given in paragraph 1 a) above:
     a) The aggregate par value of the common shares that may be issued either directly or upon conversion, redemption, exercise or exchange of debt securities and other share equivalents may not exceed EUR 175 million or the equivalent in foreign currency or monetary units determined by reference to a basket of currencies, as calculated on the date of issue of the securities. The aggregate par value of any common shares to be issued to protect the rights of existing shareholders pursuant to the law as well as any shares issued pursuant to the twelfth resolution of this Meeting shall be included within this ceiling.

b) b) The aggregate face value of debt securities representing share equivalents that may be issued pursuant to this authorization may not exceed EUR 1.2 billion or the equivalent in foreign currency. The aggregate face value of any debt securities issued pursuant to the twelfth resolution of this Meeting shall be included within this ceiling.

- In the case of capital increases paid up by capitalizing the paid-in surplus, retained earnings or otherwise, the aggregate par value of the common shares that may be issued pursuant to this authorization may not exceed the aggregate amount of the qualifying paid-in surplus, retained earnings and other sums. Said issues shall not be included in the ceiling specified in paragraph 3 a) above.

4. That, for any issues decided by the Board pursuant to paragraph 1 a) of this resolution:

   - Shareholders shall have a pre-emptive right to subscribe such issues, pro rata to their existing shareholdings.

   - The Board of Directors may offer shareholders a pre-emptive right to subscribe any securities not taken up by other shareholders as provided for above.

   - If any shares or share equivalents are not taken up by shareholders exercising their pre-emptive rights as provided for in the above two subparagraphs, the Board of Directors may take any or all of the following measures, in any order, subject to compliance with the law:

     - Limit the capital increase to the amount of the subscriptions received, provided that at least three quarters of the issue has been taken up.

     - Freely allot all or some of the unsubscribed shares or share equivalents.

     - Offer all or some of the issued, unsubscribed shares for subscription by the public, on the French and/or international market.

   - By virtue of this authorization, in the case of issue of share equivalents, the shareholders automatically waive their pre-emptive right to subscribe the shares to be created upon conversion, redemption, exercise or exchange of said share equivalents in favor of the holders thereof.

   - The proceeds per share to be received by the Company in connection with any and all issues of shares and share equivalents carried out pursuant to this authorization shall be at least equal to 80% of the average of the opening prices of the Company's stock quoted on the Euronext Paris market on 10 consecutive trading days selected from among the 20 trading days immediately preceding the issue date of the shares or share equivalents, as adjusted for any difference in cum dividend dates.

5. That the Board of Directors shall be fully empowered to act on this authorization subject to compliance with the law and to delegate such powers to the Chairman pursuant to the law. In particular, the Board of Directors shall be empowered to:

   - Determine the terms and conditions of issue of common shares or share equivalents.

   - Determine the dates and methods of issue and the nature and form of the securities, including, at the Board's discretion, subordinated and unsubordinated fixed term and perpetual bonds or notes.

   - Fix the terms at which the Company may be authorized to purchase shares or share equivalents on the stock market, for cash or in exchange for other securities, and authorize such purchases at any time or during fixed periods.

   - Authorize the Company to suspend the exercise of the rights attached to the share equivalents, if necessary, for a period not to exceed three months.

- Charge the share issuance costs against the related paid-in surplus, together with any amounts required to raise the legal reserve to an amount corresponding to 10% of the new capital following each share issue, without seeking the prior authorization of the shareholders.

- Pursuant to the exception allowed under article L.225-149 of the Commercial Code, decide that in the case of a share issue paid up by capitalizing the paid-in surplus or retained earnings, rights to fractions of shares will not be transferable. In this case, the corresponding shares will be sold and the proceeds from the sale will be allocated to the holders of these rights within 30 days of the date on which the whole number of shares allotted to them is recorded in their share account.

- Enter into any and all agreements, take any and all measures and carry out any and all formalities in connection with the issue and servicing of the shares and share equivalents issued pursuant to this authorization and the exercise of the rights attached thereto.

Twelfth Resolution

(Blanket authorization to issue shares and share equivalents without pre-emptive subscription rights)

The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, pursuant to articles L.225-129-III subparagraph 3, L.225-148, L.225-150 and L.228-93 of the Commercial Code and the other relevant provisions of company law:

1. To grant the Board of Directors the necessary powers to increase the share capital, on one or several occasions, in amounts and on dates to be determined at the Board's discretion, by issuing, on the French or international stock market, common shares, warrants and/or securities convertible, redeemable, exercisable or otherwise exchangeable for common shares immediately or in the future, at any time or on a fixed date, denominated in euros or foreign currencies. This authorization shall also cover the issue of shares or share equivalents in payment for securities acquired in connection with a public tender offer that fulfill the conditions laid down in article L.225-148 of the Commercial Code.

2. To grant said authorization for a period of 26 months from the date of this Meeting.

3. To limit the aggregate value of the issues that may be carried out pursuant to this authorization as follows:

   a) The aggregate par value of the common shares that may be issued either directly or upon conversion, redemption, exercise or exchange of debt securities and other share equivalents may not exceed EUR 175 million or the equivalent in foreign currency or monetary units determined by reference to a basket of currencies, as calculated on the date of issue of the securities.

   b) The aggregate par value of any common shares to be issued to protect the rights of existing shareholders pursuant to the law as well as any shares issued pursuant to the eleventh resolution of this Meeting shall be included within this ceiling.

   c) The aggregate face value of debt securities representing share equivalents that may be issued pursuant to this authorization may not exceed EUR 1.2 billion or the equivalent in foreign currency. The aggregate face value of any debt securities issued pursuant to the eleventh resolution of this Meeting shall be included within this ceiling.

4. To waive the shareholders' pre-emptive right to subscribe any securities issued pursuant to this authorization by the Company or any subsidiary thereof that is more than 50%-owned, directly or indirectly. However, the Board will be required to grant shareholders a non-transferable priority right to subscribe all or part of such issues, pro rata to the number of shares held, on terms and for a period to be decided by the Board. At the Board's discretion, this priority right may be extended to include shares or share equivalents not taken up by other shareholders. Any securities not taken up by shareholders during the priority subscription period will be placed among the public.

5. That, by virtue of this authorization, in the case of issue of share equivalents, the shareholders automatically waive their pre-emptive right to subscribe the shares to be created upon conversion, redemption, exercise or exchange of said share equivalents in favor of the holders thereof.

6. That the proceeds per share to be received by the Company in connection with any and all issues of shares and share equivalents carried out pursuant to this authorization shall be at least equal to the average of the opening prices of the Company's stock quoted on the Euronext Paris market on 10 consecutive trading days selected from among the 20 trading days immediately preceding the issue date of the shares or share equivalents, as adjusted for any difference in cum dividend dates.

7. That the Board of Directors shall be fully empowered to act on this authorization subject to compliance with the law and to delegate such powers to the Chairman pursuant to the law. In particular, the Board of Directors shall be empowered to:

   - Determine the terms and conditions of issue of common shares or share equivalents, with the agreement of the Boards of the companies concerned, where applicable.

   - Determine the dates and methods of issue and the nature and form of the securities, including, at the Board's discretion, subordinated and unsubordinated fixed term and perpetual bonds or notes.

   - Authorize the Company to suspend the exercise of the rights attached to the share equivalents, if necessary, for a period not to exceed three months.

   - In the case of issuance of shares or share equivalents in payment for securities acquired in connection with a public tender offer:

     - Draw up the list of securities tendered for exchange.

     - Fix the terms of issue, the exchange parity and the amount of any cash payment to be made.

     - Determine the method of issue in connection with a paper bid, a cash or paper bid or a paper bid with a cash alternative.

   - Charge the share issuance costs against the related paid-in surplus, together with any amounts required to raise the legal reserve to an amount corresponding to 10% of the new capital following each share issue, without seeking the prior authorization of the shareholders.

   - Enter into any and all agreements, take any and all measures and carry out any and all formalities in connection with the issue and servicing of the shares and share equivalents issued pursuant to this authorization and the exercise of the rights attached thereto.

Thirteenth Resolution

(Cancellation of previous authorizations)

The Shareholders' Meeting notes that the authorizations given in the eleventh and twelfth resolutions of this Meeting replace all previous authorizations to issue shares and share equivalents with or without pre-emptive subscription rights, to be paid up in cash or by capitalizing the paid-in surplus, retained earnings or otherwise, without affecting the validity of any issues carried out pursuant to said previous authorizations prior to the date of this Meeting.

Fourteenth Resolution

(Stock options)

The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with Articles L.225-177 to L.225-185 of the Commercial Code and the other relevant provisions of the Code:

1. To authorize the Board of Directors to grant stock options, on one or several occasions, to the following categories of persons, said options being exercisable either for new shares issued for this purpose or for shares purchased by the Company on the market in accordance with the law.

2. That this authorization shall be valid for a period of thirty-eight months from the date of this Meeting.

3. That the options may be granted to:

   - employees, or selected employees or certain categories of employees,

   - "mandataires sociaux" (executive directors), as defined by law, or selected mandataires sociaux

   of the Company or the French or foreign companies or "groupements d'intérêt économique" (intercompany partnerships) that are directly or indirectly related to the Company, within the meaning of Article L 225-180 of the Commercial Code.

4. That the total number of options granted may not be exercisable for a number of shares in excess of the ceiling set in Article L.225-182 of the Commercial Code and Article 174-17 of the Decree of March 23, 1967 or any other legal limits which may apply.

5. That the exercise price of options to subscribe new shares will be set on the date of grant of the options by the Board of Directors, and may not represent less than 80% of the average of the opening prices quoted for the Company's shares on the Euronext Paris market over the 20 trading days preceding the date of grant.

6. That the exercise price of options to purchase existing shares will be set on the date of grant of the options by the Board of Directors, and may not represent less than 80% of the average of the opening prices quoted for the Company's shares on the Euronext Paris market over the 20 trading days preceding the date of grant or 80% of the average price paid for the shares held by the Company pursuant to Article L.225-208 and/or Article L.225-209 of the Commercial Code. No options to subscribe new shares or purchase existing shares may be granted (i) within the period of 20 trading days following the date on which the shares go ex-dividend, or ex-rights in the case of a rights issue, (ii) during the 10 trading days before and after the date of publication of the financial statements of the Group or, failing that, of the Company, (iii) between the date on which the Board of Directors becomes aware of information which, if it were publicly disclosed, could have a material impact on the Company's share price, and the end of a period of 10 trading days after the day on which this information is made public.

7. That, in accordance with Article L.225-178 of the Commercial Code, shareholders shall automatically waive their pre-emptive right to subscribe any shares issued on exercise of the options granted under this authorization.

8. That the Board of Directors shall have full powers to implement this authorization, in accordance with the law, and:

   - To set the terms and conditions of grant of the options, to draw up the list of grantees or categories of grantees, as provided for above, and to determine the circumstances in which the option exercise price and the number of shares acquired may be adjusted, in particular in the cases dealt with in Articles 174-8 to 174-16 of Decree no. 67-236 of March 23, 1967.

   - To fix the option exercise period or periods, provided that the life of the options does not exceed a period of eight years from the date of grant.

   - To provide for the temporary suspension of the right to exercise the options, for a maximum period of three months, in the case of any financial transactions involving the exercise of any rights attached to the Company's shares.

   - To carry out, directly or through a representative, all actions and formalities required to implement any capital increase or increases carried out pursuant to this authorization, amend the bylaws to reflect the new capital and generally do whatever is necessary.

   - At the Board's sole discretion and if appropriate, to charge the share issuance costs against the related premium and deduct from the premium the amount necessary to raise the legal reserve to one-tenth of the new capital after each capital increase.

9. The Shareholders' Meeting notes that this authorization supersedes all earlier authorizations to grant stock options given to the Board of Directors, to the extent that these authorizations have been used.

Fifteenth Resolution

(Authorization to carry out employee share issues governed by article L.225-138 of the Commercial Code and article L.443-5 of the Labor Code)

The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with articles L.225-138 and L.225-129-VII of the Commercial Code, to authorize the Board of Directors and any duly authorized representative of the Board to carry out employee share issues governed by article L.225-138 of the Commercial Code and article L.443-5 of the Labor Code. The shares may be offered to employees of the Company and those of related companies, within the meaning of the law, who are members of an Employee Stock Ownership Plan or a voluntary share-save scheme. The number of shares offered may not exceed 1% of the capital increase carried out pursuant to the authorizations given in the eleventh and twelfth resolutions of this Meeting.

Sixteenth Resolution

(Employee share issues)

The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with Article L 225-180 of the Commercial Code and the other relevant provisions of the Code, and Articles L.443-1 et seq. of the Labor Code:

- To cancel the authorization given to the Board of Directors by the Extraordinary Shareholders' Meeting of December 18, 2000 to increase the capital, on one or several occasions over a five-year period from the date of the Meeting, by a maximum amount of EUR 40 million, through the issuance of a maximum of 2.5 million new EUR 16 par value shares.

- To authorize the Board of Directors to increase the capital, on one or several occasions over a five-year period from the date of this Meeting, by a maximum amount of EUR 40 million, through the issuance of a maximum of 10 million new EUR 4 par value shares, less the aggregate par value of any shares issued pursuant to the seventeenth resolution of this Meeting.

- That the aggregate number of shares held, directly or indirectly, by employees at any time under the Group's employee stock ownership plan(s) may not exceed 5% of the Company's capital stock.

- That shareholders shall automatically waive their pre-emptive right to subscribe the shares to be issued to employees by virtue of this authorization.

- To give full powers to the Board of Directors to:

  a) Decide, at the time of each share issue, whether the shares are to be subscribed directly by employees who are members of the Group employee stock ownership plan or indirectly, through a corporate mutual fund.

  b) Set the date and the terms and conditions of the share issues carried out under this authorization, including the period-of-service requirement to be met by eligible employees; the period allowed for employees to exercise their rights; the issue price of the new shares, which may not exceed the average of the opening prices quoted for Sodexho Alliance shares over the 20 trading days preceding the date of the Board of Directors' decision to carry out the employee share issue, or be less than 20% the said average; the opening and closing dates of the subscription period; the date from which the new shares will carry dividend rights, which may be set retroactively; the period allowed for paying up the new shares, not to exceed three years; and, if appropriate, the maximum number of shares that may be subscribed per employee and per issue.

  c) Place on record the capital increases corresponding to the number of shares actually subscribed.

  d) Carry out any and all necessary formalities, directly or through a representative.

  e) Amend the bylaws to reflect the new capital, after each capital increase.

  f) Charge the share issuance costs against the related premium and deduct from the premium the amount necessary to raise the legal reserve to one-tenth of the new capital after each capital increase.

  g) Generally do whatever is necessary.

Seventeenth Resolution

(Employee share issue through a special purpose entity)

The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves:

- To authorize the Board of Directors to increase the capital on one or several occasions over a five-year period from the date of this Meeting, by a maximum amount of EUR 40 million, through the issuance of a maximum of 10 million new EUR 4 par value shares, less the aggregate par value of any shares issued pursuant to the sixteenth resolution of this Meeting.

- That the aggregate number of shares held, directly or indirectly, by employees at any time under the Group's employee stock ownership plan(s) may not exceed 5% of the Company's capital stock.

- That shareholders shall automatically waive their pre-emptive right to subscribe the shares to be issued to the special purpose entity by virtue of this authorization.

- That the issue price of the new shares may not exceed the average of the opening prices quoted for Sodexho Alliance shares over the 20 trading days preceding the date of the Board of Directors' decision to carry out the employee share issue, or be less than 20% of the said average.

- To give full powers to the Board of Directors to:

a) Set the date or dates and the terms and conditions of the share issues to be carried out under this authorization.

b) Fix the number of shares to be issued; the date from which they will carry dividend rights, which may be set retroactively; and the issue price within the limits defined above.

c) Decide, if applicable, to limit the amount of the share issue or each successive share issue to the amount of the subscriptions received.

d) Enter into any and all agreements and carry out all necessary transactions and formalities, directly or through a representative.

e) Amend the bylaws to reflect the new capital, after each capital increase.

f) Charge the share issuance costs against the related premium and deduct from the premium the amount necessary to raise the legal reserve to one-tenth of the new capital after each capital increase.

g) Generally do whatever is necessary.

Eighteenth Resolution

(Powers to carry out formalities)

The Shareholders' Meeting grants full powers to the bearer of a copy or extract of the minutes of this Meeting to carry out all necessary formalities.

Auditors' Special report

On the issuance of shares and share equivalents, with or without pre-emptive subscription rights

Dear Sirs,

In our capacity as Statutory Auditors and pursuant to the provisions of article 225-135 of the Commercial Code, we hereby present our report on the issuance of shares and share equivalents submitted to shareholders for approval.

Shareholders are asked to approve the issuance of shares with a maximum par value of €175 million, to be issued either directly or through warrants or other securities convertible, redeemable or otherwise exercisable for shares.

The maximum face value of debt securities convertible, redeemable or exercisable for shares issued under this authorization may not exceed €1.2 billion.

Primary shares may be issued either with or without pre-emptive subscription rights for existing shareholders.

Due to the nature of the planned operation, existing shareholders are asked to waive their pre-emptive rights to subscribe for shares to be issued through warrants or other securities convertible, redeemable or otherwise exercisable for shares. The Board of Directors is also asking for authorization to establish the terms and conditions of the issue.

We have examined the proposals to issue shares and share equivalents and performed all the procedures that we considered necessary, in accordance with the professional standards generally accepted in France.

Subject to further examination of the terms and conditions of these issues, we have no matters to bring to shareholders' attention regarding the determination of the issue price as presented in the Report of the Board of Directors.

As the issue price is to be determined by the Board of Directors when the operation is carried out, we are not in a position to comment on the final terms and conditions under which the issue will be conducted, nor in consequence, on the proposed waiver of shareholders' pre-emptive rights to subscribe for the issue concerned. In accordance with article 155-2 of the decree of March 23, 1967, we will issue a supplementary report at the time of the issue conducted by the Board of Directors.

November 14, 2002

The Statutory Auditors

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
Gérard Dantheny

Olivier Belnet

Responsibility for the Annual Report and the Audit

Supervisor of the annual report registered as "Document de Référence" under French law

The Chairman and Chief Executive Officer of Sodexho Alliance, Mr Pierre Bellon

"To our knowledge, the information provided in this "Document de Référence" is in accordance with the reality ; it includes all necessary information to allow investors to make there own assessment about the patrimony, the activity, the financial situation, the profits and the outlook of the Company ; there is no omission that would impact this information."

The Chairman of the board of directors

Pierre Bellon

Supervisors of the audit of accounts

Auditors

	First appointed	Term	Appointment expires
Staturory auditors			
• Cabinet Befec Price-Waterhouse 34, place des Corolles Tour AIG - Cedex 105 92908 Paris La Défense 2 (Courbevoie) R.C.S. Paris B 622 014 454	22/02/1994	6 ans	At the General Meeting in 2005 to approve the fiscal 2004 accounts
• Monsieur Olivier Belnet 65, rue de Breteuil 13006 Marseille	22/02/1994	6 ans	

	First appointed	Term	Appointment expires
Alternate auditors			
• Monsieur Patrick Frotiée 34, place des Corolles Tour AIG – Cedex 105 92908 Paris La Défense 2 (Courbevoie)	25/02/1997	6 ans	At the General Meeting in 2005 to approve the fiscal 2004 accounts
• Madame Andrée Boyer 66, rue St Jacques Immeuble le Pacin 2 13006 Marseille	22/02/1994	6 ans	

Statutory Auditors' report on the "Document de Référence"

Dear Sirs,

In our capacity as auditors of SODEXHO ALLIANCE and in application of COB 98-01, we havė verified, in accordance with the professional standards applied in France, the financial information relating to the statutory financial statements of SODEXHO ALLIANCE for the years ended August, 3,1 2001 and 2002 contained in the reference document.

Mr. Pierre Bellon is responsible for the preparation of this reference document. Our responsibility is to report on the fairness of the financial information included in this document with respect to the financial position and the financial statements of SODEXHO ALLIANCE.

Our procedures were conducted in accordance with professional standards applied in France, and included an assessment of the fairness of the information presented relating to the financial position and the financial statements and its consistency with the financial statements on which we have issued a report. Our procedures also included the reading of the other consolidated financial information for 2002 appearing in the reference document, in order to identify material inconsistencies with the information relating to the financial statements and to report any apparent misstatement of facts that we may have detected in reading the other information based on our general knowledge of the company obtained during the course of our engagement. In reading the forward looking information, which was determined through a structured process, we considered the assumptions used by management and the amounts obtained by applying these assumptions.

The financial statements and the consolidated financial statements as of August 31, 2000, 2001 and 2002 that have been approved by the Board of Directors, have been audited by us, in accordance with professional standards applied in France. We issued unqualified audit opinions.

We have no observations to make regarding the truthfulness of this information or its consistency with the consolidated financial statements.

Paris, December 23, 2002.

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
Gérard Dantheny

Olivier Belnet

Cross-reference table

In order to make it easier to read the Annual Report, which serves as the Reference Document, the table below provides *cross references* to the main sections of the instructions for the application of Regulation 98-01 of the French *Commission des Opérations de Bourse.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: January 10, 2003

By: /s/ Siân Herbert-Jones
Name: Siân Herbert-Jones
Title: Chief Financial Officer